                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-74545


                                4,000,000 Shares
                                      LOGO

                                  Common Stock
                               ------------------

We are selling 3,000,000 shares of common stock and the selling stockholders are selling 1,000,000 shares of common stock. We will not receive any of the proceeds from shares sold by the selling stockholders.

  The underwriters have an option to purchase a maximum of 600,000 additional shares to cover over-
                             allotments of shares.

Our shares are listed for trading on the Nasdaq National Market under the symbol "BYND." On April 8, 1999, the last reported sales price for our common stock on the Nasdaq National Market was $35 1/2.

  INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6.

                                               UNDERWRITING
                                                DISCOUNTS                 PROCEEDS TO
                                   PRICE TO        AND       PROCEEDS TO    SELLING
                                    PUBLIC     COMMISSIONS   BEYOND.COM   STOCKHOLDERS
                                 ------------  ------------  -----------  ------------
Per share......................     $35.00       $1.925        $33.075      $33.075
Total..........................  $140,000,000  $7,700,000    $99,225,000  $33,075,000

     Delivery of the shares of common stock will be made on or about April 14, 1999, against payment in immediately available funds.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                 DONALDSON, LUFKIN & JENRETTE
                                   BANCBOSTON ROBERTSON STEPHENS
                                                 C.E. UNTERBERG, TOWBIN

                        Prospectus dated April 8, 1999.

                               ------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
SUMMARY...............................    3
RISK FACTORS..........................    6
USE OF PROCEEDS.......................   24
DIVIDEND POLICY.......................   24
PRICE RANGE OF COMMON STOCK...........   25
CORPORATE INFORMATION.................   25
CAPITALIZATION........................   26
DILUTION..............................   27
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   28
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   30

                                        Page
                                        ----
BUSINESS..............................   41
MANAGEMENT............................   59
CERTAIN TRANSACTIONS..................   69
PRINCIPAL AND SELLING STOCKHOLDERS....   72
DESCRIPTION OF CAPITAL STOCK..........   74
SHARES ELIGIBLE FOR FUTURE SALES......   79
UNDERWRITING..........................   81
NOTICE TO CANADIAN RESIDENTS..........   83
LEGAL MATTERS.........................   84
EXPERTS...............................   84
ADDITIONAL INFORMATION................   84
INDEX TO FINANCIAL STATEMENTS.........  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

     INFORMATION CONTAINED IN OUR WEB SITE DOES NOT CONSTITUTE PART OF THIS DOCUMENT.

                                    SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our Consolidated Financial Statements and related Notes appearing elsewhere in this prospectus. Because this is only a summary, you should read the rest of this prospectus before you invest in our common stock. Read the entire prospectus carefully, especially the risks described under "Risk Factors."

                             BEYOND.COM CORPORATION

     We are a leading online reseller of commercial off-the-shelf computer software to the consumer, small business and large enterprise markets. Through our online store (www.beyond.com), we offer customers a comprehensive selection of software as well as related computer peripheral products, helpful customer service, a convenient shopping experience and competitive prices. We believe that our Beyond.com Web site is one of the most widely known and used sites on the World Wide Web for the purchase of software. We deliver software to customers one of two ways: either we physically deliver the shrink-wrap software package or we deliver the software over the Internet through digital download. We believe we give our customers superior value because we offer:

     - one of the largest selections of brand name, high quality software available online; and

     - the convenience of shopping from the home or the office, twenty-four-hours-a-day, seven-days-a-week with technical support available.

     We believe the Internet is an ideal medium for the sale and delivery of software for several reasons:

     - the demographics of Internet users overlap one-to-one with the demographics of potential software purchasers;

     - we can provide instant gratification because we can deliver many software titles and their related stock keeping units via digital download; and

     - large enterprise customers can use digital download to achieve efficient and cost effective distribution of software.

     We have based our business on scaleable technology that permits the sale, order processing and delivery of software with limited human intervention. With our technology and significant operational experience, we can address the complex process of real time digital download. Approximately 350 leading software publishers have granted us the right to distribute approximately 5,600 software stock keeping units via digital download.

     We also have established strategic marketing alliances with America Online, Inc., Excite, Inc., Netscape Communications Corporation, Network Associates, Inc. and Yahoo! Inc. These alliances promote our Web site and services on the Web sites of these strategic partners.

     The software reselling industry is large and growing. According to International Data Corporation, end-user spending on software through indirect channels is expected to increase at a compounded annual rate of 17.2%, from $23.9 billion in 1997 to $52.9 billion in 2002. Jupiter Communications, Inc. estimates that online PC software sales revenue in 1998 were $259 million and projects these revenues will grow to $2.4 billion in 2002.

     We intend to extend our momentum as a "first mover" in online software reselling to deliver outstanding value to our customers and to leverage our online store model to achieve economies of scale. Our net revenues increased from approximately $5.9 million in 1996 to approximately $36.7 million in 1998.

     Our address is 1195 West Fremont Avenue, Sunnyvale, California 94087 and our telephone number is (408) 616-4200.

                              RECENT DEVELOPMENTS

     On March 30, 1999, we completed a transaction whereby one of our wholly-owned subsidiaries merged with and into BuyDirect.com, Inc., a leading online software retailer for consumers and business customers. In connection with this merger we will issue approximately 4,943,767 shares of our common stock to BuyDirect.com's stockholders in exchange for their outstanding shares of BuyDirect.com common and preferred stock. We also reserved for issuance upon the exercise of options we assumed in connection with the merger approximately 281,988 shares of our common stock.

                                  THE OFFERING

Common Stock Offered..........   4,000,000 shares (comprised of 3,000,000 shares
                                 offered by Beyond.com and 1,000,000 shares offered by selling stockholders)

Common Stock Outstanding After
this Offering.................   30,496,035 shares(1)

Use of Proceeds...............   General corporate purposes including working
                                 capital (principally sales and marketing for brand development), potential acquisitions and debt service payments

Nasdaq National Market
Symbol........................   BYND
---------------
(1) Based on shares outstanding as of December 31, 1998. Includes 71,272 shares of our common stock issued upon exercise of options subsequent to December 31, 1998 and excludes at December 31, 1998: (i) 4,494,299 shares of common stock issuable upon exercise of options outstanding under our 1995 and 1998 Stock Option Plans at a weighted average exercise price of $4.16 per share;
    (ii) 928,728 shares of common stock issuable upon exercise of outstanding options granted outside of the plans at a weighted average exercise price of $0.004 per share; (iii) 268,849 shares of common stock reserved for future issuance under the plans; (iv) 358,423 shares of common stock reserved for issuance pursuant to the exercise of a warrant issued by us to America Online at an exercise price of $8.37 per share; (v) 3,448,745 shares of common stock issuable upon conversion of our 7 1/4% Convertible Subordinated Notes; and (vi) approximately 4,943,767 shares of our common stock to be issued in exchange for BuyDirect.com common stock and preferred stock and approximately 281,988 shares of common stock reserved for issuance upon the exercise of options we assumed in connection with the BuyDirect.com merger. See "Description of Capital Stock" and Notes 3, 5, 8 and 12 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------
                                                                                      PRO FORMA
                                                     1996       1997        1998       1998(2)
                                                    -------    -------    --------    ---------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Net revenues......................................  $ 5,858    $16,806    $ 36,650    $ 41,279
Gross profit......................................      721      1,933       5,576       6,884
Operating expenses:
  Research and development........................      431      1,060       4,201       6,047
  Sales and marketing.............................      704      1,696      27,568      32,748
  General and administrative......................      450      1,087       4,943       6,733
  Goodwill and deferred compensation
     amortization.................................       --         --          --      49,086
                                                    -------    -------    --------    --------
          Total operating expenses................    1,585      3,843      36,712      94,614
Loss from continuing operations...................     (779)    (1,743)    (31,073)    (87,738)
Net loss..........................................  $(1,515)   $(5,359)   $(31,073)   $(87,738)
                                                    =======    =======    ========    ========
Basic and diluted net loss per share(1)...........  $ (0.18)   $ (0.61)   $  (1.65)   $  (3.66)
                                                    =======    =======    ========    ========
Pro forma basic and diluted net loss per
  share(2)........................................             $ (0.30)   $  (1.28)   $  (2.99)
                                                               =======    ========    ========

                                                                   DECEMBER 31, 1998
                                                    -----------------------------------------------
                                                                                     PRO FORMA
                                                     ACTUAL     PRO FORMA(2)    (AS ADJUSTED)(2)(3)
                                                    --------    ------------    -------------------
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents.........................  $ 81,548      $ 81,889           $180,389
Working capital...................................    80,128        72,437            170,937
Total assets......................................   109,904       252,124            350,624
Long-term obligations, net of current portion.....    63,250        69,042             69,042
Stockholders' equity..............................    24,723       152,216            250,716

---------------
(1) For an explanation of the calculation of per share amounts, see Note 1 of Notes to Consolidated Financial Statements and Note 8 of Notes to Unaudited Pro Forma Condensed Combined Financial Information.

(2) The pro forma 1998 consolidated statement of operations data and consolidated balance sheet data and the pro forma as adjusted 1998 consolidated balance sheet data give effect to the BuyDirect.com merger. See the Unaudited Consolidated Pro Forma Combined Condensed Financial Information and Notes thereto included elsewhere herein.

(3) The pro forma as adjusted data gives effect to the sale of the common stock offered hereby as of December 31, 1998, after deduction of the estimated offering expenses and the underwriters' discount.

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to invest in Beyond.com. If any of the following risks actually occur, our business, financial condition or results of future operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this prospectus.

WE HAVE A LIMITED OPERATING HISTORY AND HAVE INCURRED NET LOSSES SINCE INCEPTION AND EXPECT FUTURE LOSSES

     We began selling software on our Web site in November 1994. As a result, we have only a limited operating history upon which you may evaluate our business and prospects. We incurred net losses of approximately $38.7 million from inception of our business through 1998. As of December 31, 1998, we had an accumulated deficit of approximately $42.4 million. We expect to continue to incur significant net operating losses for the foreseeable future.

WE ANTICIPATE SIGNIFICANT LOSSES AND NEGATIVE CASH FLOW

     We expect significant operating losses and negative cash flow to continue for the foreseeable future. We anticipate our losses will increase significantly from current levels because we expect to incur additional costs and expenses related to:

     - brand development, marketing and promotion;

     - Web site content development;

     - strategic relationship development and maintenance; and

     - technology and operating infrastructure development, including improved digital download capabilities.

     In addition, as a result of the BuyDirect.com merger, we expect that our losses will increase even more significantly due to additional costs and expenses related to:

     - increased headcount;

     - additional facilities and infrastructure; and

     - assimilation of operations and personnel.

     In addition, as a result of the BuyDirect.com merger we will record a significant amount of goodwill, the amortization of which will adversely affect our earnings and profitability for the foreseeable future. We expect to record goodwill and other intangible assets of approximately $140 million, to be amortized through 2002. We believe it is likely that we will not generate additional earnings sufficient to recover the amount of goodwill and other intangible assets recorded during the period in which they are amortized.

     Because we have relatively low gross margins, our ability to become profitable given our planned expenses depends on our ability to generate and sustain substantially higher net revenues. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future.

     We base our current and future expense levels, which are largely fixed, on our operating plans and estimates of future revenues. We find sales and operating results difficult to forecast, because they generally depend on the volume and timing of the orders we receive. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. A shortfall in revenues will significantly harm our business and operating results. In view of the rapidly evolving nature of our business, proposed and possible future acquisitions and our limited operating history of selling software online, we have little experience forecasting our revenues. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely upon them as an indication of our future performance. If we cannot achieve and sustain operating profitability or positive cash flow from operations, we may be unable to meet our debt service obligations or working capital requirements, which would adversely affect our business.

OUR FUTURE OPERATING RESULTS ARE UNPREDICTABLE

     Our revenues and operating results may fluctuate significantly from quarter to quarter due to a number of factors, not all of which are in our control. These factors include:

     - our ability to attract and retain new customers and maintain customer satisfaction;

     - new Web sites, services and products introduced by us or by our competitors;

     - price competition;

     - decreases in the level of growth, use of or consumer acceptance of the Internet and other online services for the purchase of consumer products;

     - our ability to upgrade and develop our systems and infrastructure and attract new personnel in a timely and effective manner, and our ability to integrate BuyDirect.com's systems and personnel;

     - traffic levels on our Web site and our ability to convert that traffic into customers;

     - the amount and timing of operating costs and capital expenditures associated with integrating BuyDirect.com's personnel and operations into our business, including but not limited to, BuyDirect.com's financial obligations under its strategic marketing alliance agreements;

     - the termination of any strategic marketing alliances such as those we have with America Online, Excite, Network Associates or Yahoo!, pursuant to which we receive exposure to traffic on third-party Web sites, and the termination of existing agreements between BuyDirect.com and At Home Corporation ("@Home"), CNET, Inc., Xoom.com, ZDNet, a division of ZD, Inc. and other partners;

     - the termination of contracts with major purchasers, particularly United States government agencies;

     - technical difficulties or system downtime affecting the Internet or online services, generally, or the operation of our Web site;

     - the failure of Internet bandwidth to increase significantly over time and/or an increase in the cost to consumers of obtaining or using Internet bandwidth;

     - the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure;

     - the number of popular software titles introduced;

     - government regulations related to use of the Internet for commerce or sales and distribution of software; and

     - general economic conditions and economic conditions specific to the Internet, online commerce and the software industry.

     We must increase software sales through Web sites and online sites by increasing the number of visitors to our online sites or by increasing the percentage of visitors to our online sites who purchase software. We must also increase the number of repeat purchasers of software through our online sites, increase revenues from sales to consumer purchasers and digital download software product sales in absolute dollars and as a percentage of our total net revenues. In addition, we must successfully establish, maintain and enhance the Beyond.com brand. We have implemented strategies we hope will achieve these goals, such as entering into our strategic relationships with America Online, Excite, Network Associates and Yahoo!. We cannot be certain that we can accomplish these objectives or that our business strategy will be successful.

     Seasonal fluctuations in the software industry, Internet and commercial online service usage, and traditional retail, government and corporate seasonal spending patterns and advertising expenditures may affect our business. In particular, Internet and online service usage and its rate of growth may decline in the summer. These seasonal patterns may cause quarterly fluctuations in our operating results and could adversely and materially affect our financial performance.

     Our gross margins are likely to fluctuate over time. A number of factors may impact our gross margins, including:

     - the mix of revenues from sales to government, corporate, consumer and publisher channels;

     - the mix of revenues from sales of shrink-wrap products and products delivered through digital download;

     - the mix of revenues from sales of software products and computer peripheral products (such as joysticks, personal organizers and related products);

     - the mix of revenues we derive from our relationships with strategic partners such as America Online, @Home, CNET, Excite, Network Associates, Xoom, Yahoo! and ZDNet and from our Web site; and

     - the amount of advertising or promotional revenues we receive.

     We realize higher gross margins from:

     - advertising and promotional revenues than from software products sales;

     - product sales through digital download than from sales of shrink-wrap software products;

     - sales of specialty software products than from sales of widely available commodity software products; and

     - sales to consumer purchasers than from sales to government or corporate purchasers.

     We believe that the size of new software products will continue to increase and that they will be suitable for digital download only if network bandwidth increases significantly. This trend may limit our ability to distribute such software products via digital download and may limit our ability to realize the higher gross margins associated with digital download software product sales. Any change in one or more of these factors could adversely and materially affect our gross margins and operating results in future periods.

     Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indicator of our future performance. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly.

WE NEED ADDITIONAL CAPITAL TO PAY DEBT SERVICE ON THE 7 1/4% CONVERTIBLE SUBORDINATED NOTES AND FOR OTHER PURPOSES

     We require substantial working capital to fund our business. We expect operating losses and negative cash flow to continue for the foreseeable future. We anticipate that the net proceeds we receive from this offering, together with our existing capital resources, will meet our capital requirements through at least the next 18 months. However, we may have additional capital needs before this period ends. Thereafter, we will likely have to raise additional funds, in part to make interest payments to holders of our 7 1/4% Convertible Subordinated Notes, and in part to meet our obligations to America Online, @Home, CNET, Excite, Netscape, Network Associates, Xoom, Yahoo!, ZDNet and other partners. We may elect to seek additional funds at any time.

     The actual amount and timing of our future capital requirements may differ materially from our estimates. In particular, our estimates may be inaccurate as a result of changes and fluctuations in our revenues, operating costs and development expenses. Our revenues, operating costs and development expenses will be negatively affected by any inability to:

     - effectively and efficiently manage the expansion of our operations, including the integration of BuyDirect.com's systems and personnel;

     - obtain favorable co-branding or Internet marketing agreements with third parties similar to those with America Online, @Home, CNET, Excite, Network Associates, Xoom, Yahoo! or ZDNet;

     - negotiate favorable contracts with suppliers, including large volume discounts on purchases of software; and

     - improve brand recognition, attract sufficient numbers of customers or increase the volume of our software sales.

     Our revenues and costs also depend upon factors that we cannot control. These factors include changes in technology and regulations, increased competition and factors such as Web integrity, seasonality, and performance by third parties in connection with our operations. Because of these factors, our actual revenues and costs are uncertain and may vary considerably. These variations may significantly affect our future need for capital. Also, if we accelerate the expansion of our operations or complete any acquisitions, we will require more funding sooner than we currently expect. We may be unable to raise financing sufficient for our needs, either on suitable terms or at all. This will hinder our ability to satisfy our obligations to holders of our 7 1/4% Convertible Subordinated Notes. This result would substantially harm the trading price of our common stock and materially harm our business.

WE ARE SIGNIFICANTLY LEVERAGED; WE REQUIRE SUBSTANTIAL AMOUNTS OF CAPITAL FOR DEBT SERVICE

     By selling the 7 1/4% Convertible Subordinated Notes in November and December 1998, we incurred $63,250,000 principal amount of indebtedness. This resulted in a ratio of long-term debt to total capitalization at December 31, 1998 of approximately .72 to 1 and approximately .34 to 1 as adjusted for this offering. Our increased leverage could limit or reduce our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures.

     We will likely require substantial amounts of cash to fund scheduled payments of principal and interest on our 7 1/4% Convertible Subordinated Notes, future capital expenditures and any increased working capital requirements. We believe we may be unable to meet our cash requirements out of cash flow from operations and available borrowings. We also may be unable to obtain alternative financing. A lack of adequate financing may adversely affect our ability to:

     - respond to changing business and economic conditions;

     - make future acquisitions;

     - absorb negative operating results; or

     - fund capital expenditures or increased working capital requirements.

     We could attempt to refinance our 7 1/4% Convertible Subordinated Notes if our cash flow from operations is insufficient to repay them at maturity. However, a refinancing might not be available on terms acceptable to us, or at all. If we fail to make necessary payments on our 7 1/4% Convertible Subordinated Notes, we will be in default under the terms of our 7 1/4% Convertible Subordinated Notes, and may also be in default under agreements controlling our other indebtedness, if any. Any default by us under our 7 1/4% Convertible Subordinated Notes or on other indebtedness could adversely affect our financial condition and operating results.

WE MUST ESTABLISH OUR NEW BRAND

     A growing number of Internet sites, many of which already have well-established brands, offer products and services that compete with ours. As a result, we believe we must establish, maintain and enhance our "Beyond.com" brand. We have been operating under the "Beyond.com" name since August 1998. Our success in promoting and maintaining our new brand or any other brand that we may use in the future will depend largely on our ability to provide a high quality online experience supported by dedicated customer service. We cannot assure that we will be able to meet these goals. In addition, to attract and retain online users and to promote and maintain our new brand or future brands, we may need to substantially increase our marketing expenditures to create and maintain strong brand loyalty among our customers. Our business could be adversely affected if our marketing efforts are unproductive or if we cannot increase our brand awareness.

OUR MARKETS ARE HIGHLY COMPETITIVE

     The online commerce market is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future because barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost. In addition, the software reselling industry is intensely competitive. We currently compete primarily with traditional software resellers, other online software resellers and other vendors.

     In the online market, we compete with many online software resellers and vendors that maintain similar commercial Web sites (including CompUSA, Outpost.com, Egghead.com and Buy.com). We also compete with the growing number of software publishers that sell their software products directly online. We also anticipate that we may soon compete with other software publishers, including Microsoft, that plan to sell their products directly to customers online, and indirect competitors that specialize in online commerce or derive significant revenues from online commerce, including America Online, Amazon.com, barnesandnoble.com, Netscape and Yahoo!.

     We also compete with:

     - mail order and/or direct marketers of computer products (including cataloguers such as Micro Warehouse and CDW Computer Centers and manufacturers such as Dell Computer, Compaq Computer Corporation and Gateway 2000 Incorporated); and

     - major store-based retailers of software and other related products, such as CompUSA, OfficeMax, Staples, Office Depot and Wal-Mart.

     Further, these traditional store-based retailers and mail order and/or direct marketers of computer products have established or may soon establish, commercial Web sites offering software and computer products.

     Competitive pressures created by any one of these current or future competitors, or by competitors collectively, could have a material adverse affect on our business.

     We believe that the principal competitive factors in our market are:

     - brand recognition;

     - selection;

     - convenience;

     - price;

     - speed and accessibility;

     - customer service;

     - quality of site content; and

     - reliability and speed of fulfillment.

     In addition to those factors, competition in the large enterprise market is also based on:

     - compatibility of products;

     - administration and reporting;

     - single source supply;

     - security; and

     - cost-effective deployment.

     Many of our current and potential competitors have longer operating histories and larger customer bases than we do. In addition, many of our current and potential competitors have greater brand recognition and significantly greater financial, marketing and other resources than we do.

     In addition, as more people use the Internet and other online services, larger, better established and better financed entities may:

     - acquire online competitors or software publishers or suppliers;

     - invest in online competitors or software publishers or suppliers; or

     - form joint ventures with online competitors or software publishers or suppliers.

     Certain of our actual or potential competitors, such as Ingram Micro and Tech Data, may be able to:

     - secure merchandise from vendors on more favorable terms;

     - devote greater resources to marketing and promotional campaigns;

     - adopt more aggressive pricing or inventory availability policies; and

     - devote substantially more resources to Web site and systems development than we do.

     Competitors such as Software Spectrum, Government Technology Services, Inc., ASAP Software Express Inc. and Corporate Software & Technology have greater experience in selling software to the large enterprise market than we do. In addition, new technologies and expansion of existing technologies, such as price comparison programs that select specific titles from a variety of Web sites, may direct customers to online software resellers which compete with us and may increase competition. Increased competition may reduce our operating margins, as well as cause a loss to both our market share and brand recognition. Further, to strategically respond to changes in the competitive environment, we may sometimes make pricing, service or marketing decisions or acquisitions that could materially hurt our business. In addition, companies controlling access to Internet transactions through network access or Web browsers could promote our competitors or charge us a substantial fee for inclusion in their product or service offerings. We cannot assure that we can compete successfully against current and future competitors. Failure to compete successfully against our current and future competitors could materially hurt our business.

WE RELY ON SOFTWARE PUBLISHERS AND DISTRIBUTORS

     We are entirely dependent upon the software publishers and distributors that supply us with software and computer products for resale, and the availability of these software and computer products is unpredictable. In 1997 and 1998, sales of software provided by Microsoft and by a major software distributor accounted for a substantial majority of our revenues. As is common in the industry, we have no long-term or exclusive arrangements with any publishers or distributors that guarantee the availability of software for resale. For example, our agreement with Microsoft automatically renews for successive one-year periods but is terminable for any reason by 30 days written notice prior to the expiration of the given term. Although we believe that we can replace our relationship with the major software distributor without much difficulty, if this relationship terminates then the publishers or distributors that currently supply us with software might cease to continue to supply us and we might be unable to establish new relationships with other publishers and distributors.

     We also rely on software distributors to ship shrink-wrap software to customers that do not use digital download. We have limited control over the shipping procedures of our distributors and shipments by these distributors have in the past been, and may in the future be, subject to delays. Although most software we sell carries a warranty from its publisher, publishers or distributors occasionally fail to reimburse us for returns from customers. Furthermore, our contract with Microsoft allows Microsoft to review and approve our creditworthiness. If Microsoft determines that we are not creditworthy or not in compliance with payment or reporting terms, it may require us to post security acceptable to them which could negatively impact our financial condition.

OUR CUSTOMERS ARE CONCENTRATED; WE ARE SUBJECT TO RISKS ASSOCIATED WITH RELIANCE ON U.S. GOVERNMENT CONTRACTS

     We have three contracts with U.S. government agencies. Two of these agreements accounted for approximately 29% of our revenues in 1997 and 28% of our revenues in 1998. These agreements expired in June 1998 and July 1998. We renewed the first of these contracts for an additional one-year term that expires in June 1999. We replaced the second contract with a new contract with the same government agency on substantially similar terms. We signed the third agreement in January 1999 and it will expire in January 2000. We expect that these existing contracts will continue to account for a substantial portion of our revenues for the foreseeable future. Each of these contracts is subject to annual review and renewal by the government, and may be terminated at any time. Each government contract, option and extension is only valid if the government appropriates enough funds for expenditure on such contracts, options or extensions. Accordingly, we might fail to derive any revenue from sales of software to the U.S. government in any given future period. If the U.S. government fails to renew or terminates any of these contracts it would adversely affect our business and results of operations.

OUR COMMON STOCK PRICE IS VOLATILE

     The market price for our common stock is volatile and has fluctuated significantly to date. The trading price of our common stock is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

     - actual or anticipated variations in our quarterly operating results;

     - announcements of technological innovations, new sales formats or new products or services by us or our competitors;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the Internet and online commerce industries;

     - changes in the economic performance and/or market valuations of other Internet, online service or retail companies;

     - announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel; and

     - sales of common stock.

     In addition, the securities market has experienced extreme price and volume fluctuations and the market prices of the securities of Internet-related and technology companies have been especially volatile. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of stock, many companies have been the object of securities class action litigation. If we were to be sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources.

WE HAVE NO OBLIGATION TO SPEND THE OFFERING PROCEEDS IN A SPECIFIED MANNER

     Our management will be able to spend most of the proceeds we receive from this offering in ways in which stockholders may not agree. We cannot predict that the proceeds will be invested to yield a favorable return.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH DEPENDENCE ON THE INTERNET AND INTERNET INFRASTRUCTURE DEVELOPMENT

     Our success will depend in large part on continued growth in, and the use of, the Internet. There are critical issues concerning the commercial use of the Internet which remain unresolved. The issues concerning the commercial use of the Internet which we expect to affect the development of the market for our services include:

     - security;

     - reliability;

     - cost;

     - ease of access;

     - quality of service; and

     - necessary increases in bandwidth availability.

     The adoption of the Internet for information retrieval and exchange, commerce and communications, particularly by those enterprises that have historically relied upon traditional means of commerce and communications, generally will require that these enterprises accept a new medium for conducting business and exchanging information. These entities likely will accept this new medium only if the Internet provides them with greater efficiency and an improved area of commerce and communication.

     Demand and market acceptance of the Internet are subject to a high level of uncertainty and are dependent on a number of factors, including the growth in consumer access to and acceptance of new interactive technologies, the development of technologies that facilitate interactive communication between organizations and targeted audiences and increases in user bandwidth. If the Internet fails to develop or develops more slowly than we expect as a commercial or business medium, it will adversely affect our business.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH ONLINE COMMERCE SECURITY AND CREDIT CARD FRAUD

     A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. To securely transmit confidential information, such as customer credit card numbers, we rely on encryption and authentication technology that we license from third parties.

     To the extent that our activities or those of third-party contractors involve the storage and transmission of proprietary information (such as credit card numbers), security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our business may be adversely affected if our security measures do not prevent security breaches and we cannot assure that we can prevent all security breaches. In addition, we have suffered losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with the transactions we process, that merchant does not obtain a cardholder's signature. Fraudulent use of credit card data in the future could adversely affect our business.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH DIGITAL DOWNLOAD

     Our success will depend in large part on our customers accepting digital download as a method of buying software. We typically derive higher gross margins from software sales via digital download than we do on shrink-wrap software sales. Therefore, our success also depends on our ability to increase the revenues we derive from product sales through digital download in absolute dollars and as a percentage of our net revenues. Digital download is a relatively new method of selling software products and its growth and market acceptance is highly uncertain and subject to a number of factors, including:

     - the availability of sufficient network bandwidth to enable purchasers to rapidly download software;

     - the impact of time-based Internet access fees;

     - the number of software titles that are available for purchase through digital download as compared to those available through traditional methods;

     - the level of consumer comfort with the process of downloading software;
       and

     - the relative ease of this process and transaction security concerns.

     We believe there is a maximum size of a software product that most consumers are willing to purchase via digital download. We also believe that the size of new software products will continue to increase and that these software products will be unsuitable for digital download without significant increases in network bandwidth. It will adversely affect our business if digital download fails to achieve widespread market acceptance. Even if digital download achieves widespread acceptance, we might not overcome the substantial existing and future technical challenges associated with electronically delivering software reliably and consistently on a long-term basis. This would also adversely affect our business.

WE RELY ON STRATEGIC MARKETING ALLIANCES

     Pursuant to our current strategic alliance agreements, we are obligated to pay a total of $27.9 million from December 31, 1998 through December 31, 2001, of which approximately $13.8 million must be paid during 1999, excluding the BuyDirect.com agreements we assumed as a result of the BuyDirect.com merger.

     Under the terms of our agreement with America Online, we are the exclusive reseller of software on certain screens on the America Online service and America Online's Web site, aol.com. We are a semi-exclusive reseller of software on certain other screens on the America Online service. America Online also must deliver to us minimum numbers of impressions (screen views with links to our Web site). Pursuant to our agreement with America Online, we must make fixed payments totaling approximately $21 million. In addition, we must pay America Online a percentage of certain transactional advertising revenues we earn above specified minimum amounts. Our agreement with America Online terminates in August 2001, or earlier if there is a material breach.

     Under the terms of our agreement with Excite, we may display banner advertisements and links to our Web site on certain screens on Excite Web sites, and Excite cannot display paid promotional links or banner advertisements of any other software reseller on specified screens of the Excite Web site related to software. Excite also must deliver minimum numbers of impressions to us. We must make substantial payments to Excite during the three year term of that agreement. Also, we must pay Excite a percentage of certain transactional revenues we earn. Our agreement with Excite terminates when Excite meets certain obligations relating to the delivery of impressions, but no earlier than April 2001, unless there is a material breach. We are not aware of how the proposed acquisition of Excite by @Home will impact our relationship with Excite under this agreement or otherwise.

     In June 1997, we entered into an agreement with Netscape for a term of 24 months. Under this agreement, we created and manage a Web site, the "Netscape Software Depot by Beyond.com." This Web site is an online software store accessible through Netscape's Internet site, created to market and distribute software products which are compatible with the Netscape ONE platform. Under the terms of this agreement, we and Netscape allocate sales and advertising revenues generated from this online store in accordance with negotiated percentages. In connection with this agreement, we made a substantial initial prepayment to Netscape for a license to use certain Netscape trademarks. Our agreement with Netscape terminates on July 31, 1999. However, either party may terminate this agreement at any time if specific impression and net revenue milestones are not met. Pursuant to the terms of the agreement, Netscape has notified us that it does not intend to renew this contract after termination. We do not expect that the non-renewal of this agreement will have a material effect on our business.

     We also entered into three contracts with Network Associates. In September 1997, we were authorized to electronically distribute Network Associates' products on our Web site. In September 1998, we agreed to co-host Web sites with Network Associates and agreed to resell Network Associates' products on Network Associates' Web site at www.mcafeestore.com. Under these agreements, we must make substantial payments to Network Associates for exclusive positioning of links to our Web site on certain screens on Network Associates' Web sites, and rights to resell Network Associates products.

     In February 1999, we entered into an agreement with Yahoo!, a global Internet media company that offers a branded network of comprehensive information, communication and shopping services. Under this agreement, Yahoo! will promote and advertise Beyond.com as a premier software merchant by delivering page views across Yahoo!'s branded network of sites, including the Yahoo! home page, My Yahoo!, Yahoo! Shopping, Yahoo! Games and relevant categories and search result pages in the Yahoo! directory. Over the 18-month term of the agreement, we will make fixed payments, which may be augmented by certain performance-based payments.

     Traffic levels on our Web site and sales we generate from that traffic might be insufficient to justify our significant fixed financial obligations to America Online, Excite, Network Associates, Yahoo! or to

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

satisfy our contractual obligations necessary to prevent termination of these agreements. In addition, the America Online, Excite, Network Associates and Yahoo! agreements do not provide us with automatic renewal rights upon expiration. Therefore, we may be unable to renew these agreements on commercially acceptable terms, or at all. Furthermore, we based our significant investment in the America Online, Excite, Netscape, Network Associates and Yahoo! relationships on a number of factors, including:

     - the continued positive market presence of these parties;

     - the reputation and anticipated growth of these parties; and

     - the commitment of America Online, Excite and Yahoo! to deliver specified numbers of screen views with links to our Web site.

     Although we expect our agreements with America Online, Excite, Network Associates and Yahoo! to represent significant distribution channels for our software, we cannot assume that these agreements will meet this expectation. In addition, any termination of any or all of our agreements with these companies would likely have a material adverse affect on our business.

     As a result of the BuyDirect.com merger, we have assumed BuyDirect.com's agreements with @Home, CNET, Xoom and ZD Net. The total amount that we are obligated to pay over the next four years pursuant to these and other contracts is $26.7 million, approximately $13.9 million of which will be paid in 1999. Sales we generate from these contracts may be insufficient to justify our significant fixed financial obligations to @Home, CNET, Xoom, ZD Net. Each of these agreements may be terminated prior to the completion of their terms in the event of a material breach. We may be unable to renew these agreements on commercially acceptable terms, or at all.

WE NEED TO MANAGE POTENTIAL GROWTH; OUR MANAGEMENT TEAM IS NEW

     We have rapidly and significantly expanded our operations, and anticipate this trend will continue. On March 31, 1999, we had a total of 249 employees, including approximately 70 managerial, technical and operations personnel added in connection with the BuyDirect.com merger. This expansion has placed, and we expect will continue to place, a significant strain on our managerial, operational and financial resources. The majority of our senior management, including our President and Chief Executive Officer and our Chief Financial Officer, joined us within the last twelve months, and three directors joined our board of directors in March 1999. The Chairman of our Board of Directors, William S. McKiernan, also serves as the President and Chief Executive Officer of CyberSource Corporation and, accordingly, plays a limited role in our management. Our new employees include a number of key managerial, technical and operations personnel who we have not yet fully integrated into our operations, and we expect to add additional key personnel in the near future. To manage the expected growth of our operations and personnel, we will need to improve existing and implement new transaction processing, operational and financial systems, procedures and controls.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH ACQUISITIONS

     On March 30, 1999, we completed a transaction whereby one of our wholly-owned subsidiaries merged with and into BuyDirect.com, a leading online software retailer for consumers and business customers. In connection with this merger, we will issue approximately 4,943,767 shares of our common stock to BuyDirect.com's stockholders in exchange for their outstanding shares of BuyDirect.com common and preferred stock. We also reserved for issuance upon the exercise of options we assumed in connection with the merger approximately 281,988 shares of our common stock.

     There can be no assurance that we will successfully assimilate the additional personnel, operations, acquired technology and products of BuyDirect.com into our business, or retain key personnel. In particular, as a result of the merger, we will have operations in multiple facilities. We are not experienced in managing facilities in geographically distant areas. Accordingly, this physical expansion may result in disruptions that adversely affect our business. Further, there is no assurance that the BuyDirect.com merger will not have a negative impact on our business and financial condition. We expect to record goodwill and other intangible assets of approximately $140 million, to be amortized through 2002. We believe it is likely that we will not generate additional earnings sufficient to recover the amount of goodwill and other intangible assets recorded during the period in which they are amortized.

     In addition, we intend to continue to make investments in complementary companies, products or technologies. If we buy a company, we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, future acquisitions could have a negative impact on our business, financial condition and results of operations. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisition, the issuance of which would be dilutive to our existing stockholders.

WE ARE DEPENDENT ON KEY PERSONNEL AND NEED ADDITIONAL PERSONNEL

     Our future success depends on the continued service and performance of our senior management and other key personnel, particularly William S. McKiernan, Chairman of our Board of Directors, Mark L. Breier, our President and Chief Executive Officer, and John P. Pettitt, our Executive Vice President and Chief Technology Officer. In connection with the BuyDirect.com merger, we added approximately 70 new employees including managerial, technical and operations personnel. Our performance also depends on our ability to retain and motivate our other officers and key employees. Our success also depends on a successful transition of BuyDirect.com's management responsibility to our senior management team. The loss of the services of any of our executive officers or other key employees could adversely affect our business. We do not have long term employment agreements with any of our key personnel. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. Competition for these individuals is intense, particularly in the Silicon Valley area, and we may be unable to successfully attract, assimilate or retain sufficiently qualified personnel in the future.

WE ARE SUBJECT TO CAPACITY CONSTRAINT RISKS; RELIANCE ON INTERNALLY DEVELOPED SYSTEMS AND SYSTEM DEVELOPMENT RISKS

     A key element of our strategy is to generate a high volume of traffic on, and use of, our Web site. Our revenues depend on the number of customers who use our Web site to purchase software. Accordingly, our Web site, transaction processing systems and network infrastructure performance, reliability and availability are critical to our operating results. These factors are also critical to our reputation and our ability to attract and retain customers and maintain adequate customer service levels. The volume of goods we sell and the attractiveness of our product and service offerings will decrease if there are any systems interruptions that affect the availability of our Web site or our ability to fulfill orders. We have experienced periodic systems interruptions, which we believe may continue to occur. We are continually enhancing and expanding our technology and transaction processing systems, and network infrastructure and other technologies, to accommodate a substantial increase in the volume of traffic on our Web site. We may be unsuccessful in these efforts or we may be unable to accurately project the rate or timing of increases in the use of our Web site. We may also fail to timely expand and upgrade our systems and infrastructure to accommodate these increases. In addition, we cannot predict whether additional network capacity will be available from third party suppliers as we need it. Also, our network or our suppliers' network might be unable to timely achieve or maintain a sufficiently high capacity of data transmission to timely process orders or effectively conduct digital downloads, especially if our Web site traffic increases. Our failure to achieve or maintain high capacity data transmission could significantly reduce consumer demand for our services.

WE MAY HAVE POTENTIAL CONFLICTS OF INTEREST WITH CYBERSOURCE

     In connection with the spin off of our Internet commerce services business to CyberSource in December 1997, we entered into agreements with CyberSource to define the ongoing relationship between the two companies. At the time these agreements were negotiated, all of our directors were also directors of CyberSource and other members of our management team joined CyberSource as executive officers. As a result, these agreements may not be deemed the result of arms' length negotiations. Further, although we and CyberSource are engaged in different businesses, the two companies currently have no policies to govern the pursuit or allocation of corporate opportunities between us and CyberSource, in the event they arise. Our business could be adversely affected if the overlapping board members of the two companies, of which there are currently two, pursue CyberSource's interests over ours either in the course of intercompany transactions or where the same corporate opportunities are available to both companies.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH DEPENDENCE ON CYBERSOURCE CORPORATION

     We depend upon CyberSource for certain services such as credit card processing, fraud screening, export control, sales tax computation, electronic licensing, hosting of electronic downloads and fulfillment messaging. In addition, under the terms of an Inter-Company Cross License Agreement we have with CyberSource, we license certain technology, including Sm@rtCert, from CyberSource. CyberSource also provides these services and licenses this technology to other customers, including our competitors. It would be disruptive to our business if any of the following occur:

     - any discontinuation of these services;

     - any termination of this license;

     - any reduction in performance that requires us to replace these services;

     - any reduction in performance that causes us to internally develop or license these technologies from a third party; or

     - any failure by CyberSource to ensure that this software complies with "Year 2000" requirements.

     Certain former and current members of our management have joined CyberSource in executive management positions, including William S. McKiernan, the Chairman of our Board of Directors, who serves as President and Chief Executive Officer of CyberSource. Currently, two members of our Board of Directors serve on the CyberSource Board of Directors. Nothing in our agreements with CyberSource prohibits CyberSource from competing directly with us or prevents a third party from acquiring CyberSource, either of which could adversely affect our business.

WE ARE SUBJECT TO RISK OF SYSTEM FAILURE; OUR SYSTEMS ARE LOCATED IN SINGLE FACILITY

     Our success, in particular our ability to successfully receive and fulfill orders and provide high quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of our development and management systems are in a single facility we lease in Sunnyvale, California. Both we and BuyDirect.com contract with the same third party to host our computer and communications hardware systems and to maintain our critical connection to the Internet. These systems are in a single location in Santa Clara, California.

     Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We have no formal disaster recovery plan and carry insufficient business interruption insurance to compensate us for losses that may occur. Furthermore, our security mechanisms or those of our suppliers may not prevent security breaches or service breakdowns. Despite our implementation of security measures, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These events could cause interruptions or delays in our business, loss of data or render us unable to accept and fulfill customer orders.

RAPID TECHNOLOGICAL CHANGE MAY ADVERSELY AFFECT US

     To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our online store. The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences and frequent product and service introductions. If competitors introduce products and services embodying new technologies or if new industry standards and practices emerge, then our existing Web site, proprietary technology and systems may become obsolete. Our future success will depend on our ability to do the following:

     - both license and internally develop leading technologies useful in our business;

     - enhance our existing services;

     - develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers; and

     - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     To develop our Web site and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our Web site, proprietary technology and transaction processing systems to customer requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements, our customers may forego the use of our services and use those of our competitors.

YEAR 2000 RISK MAY ADVERSELY AFFECT OUR COMPANY

     Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the Year 2000. We have assessed our proprietary software and our internally developed systems which permit the sale, order, processing and delivery of off-the-shelf software to our customers to determine Year 2000 compliance. We have searched through software code for each of these applications and believe that we have identified all instances where date specific information is required. We have further investigated whether these date fields contain two or four digits. Based on our review and the results of limited testing, we believe our other proprietary software and internally developed systems are Year 2000 compliant.

     In addition to our proprietary software and internally developed systems, we utilize software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the Year 2000 phenomenon. For example, we are dependent on the institutions involved in processing our members' credit card payments for Internet services. We are also dependent on telecommunications vendors and leased point-of-purchase vendors to maintain network reliability.

     Our software applications run on several hardware platforms and associated operating systems, primarily those provided by Sun Microsystems. In addition, our software operates in accordance with several external Internet protocols, such as HTTP and NNTP. Our software is therefore dependent upon the correct processing of dates by these systems and protocols. We have reviewed information made publicly available by Sun Microsystems and our other hardware platform providers regarding Year 2000 compliance and researched the date handling capabilities of applicable Internet protocols. Based on this research, we do not believe that the underlying systems and protocols that operate in conjunction with our software applications contain material Year 2000 deficiencies. However, we have not conducted our own tests to determine to what extent our software running on any of our hardware platforms and in accordance with any of our supported Internet protocols fails to properly recognize Year 2000 dates.

     We use multiple software systems for our internal business purposes, including accounting, e-mail, development, human resources, customer service and support, and sales tracking systems. All of these applications have been purchased within the preceding 12 months. We have made inquiries of vendors of the systems that we believe are mission critical to our business regarding their Year 2000 readiness. Each of these vendors has indicated to us that it believes its applications are Year 2000 compliant. However, we have not received affirmative documentation in this regard from any of these vendors and we have not performed any operational tests on their internal systems. We anticipate that our systems, including components thereof provided by third-party vendors, will be Year 2000 compliant by the Year 2000.

     However, our software applications and the underlying hardware systems and protocols running the software may contain undetected errors or defects associated with Year 2000 date functions. Our software applications directly and indirectly interact with a large number of other hardware and software systems. We are unable to predict to what extent our business may be affected if our software or the systems that operate in conjunction with our software experience a material Year 2000 failure. Known or unknown errors or defects that affect the operation of our software could result in delay or loss of revenue, interruption of shopping services, cancellation of customer contracts, interference with digital download, diversion of development resources, damage to our reputation, costs, and litigation costs, any of which could adversely affect our business, financial condition and results of operation. Further, the spending and purchasing patterns of customers or potential customers may be affected by the Year 2000 issue as individuals, corporation and government agencies expend significant resources to correct or update their current system for Year 2000 compliance or delay purchases of new software until after the Year 2000. At this time, the expenses associated with our assessment and potential remediation plan cannot be determined. Further, at this time, we do not have enough information to determine the most reasonably likely worst case scenario. Therefore, we do not have a contingency plan in place to handle the most reasonably likely worst case scenario, and we do not intend to create one.

WE MAY NOT SUCCESSFULLY PROTECT OUR PROPRIETARY RIGHTS

     We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. To protect our proprietary rights, we rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others. We pursue the registration of our trademarks and service marks in the U.S., and have applied for the registration of our trademarks and service marks. We applied for Federal registration of the service marks "BEYOND.COM" on July 10, 1998, and "BEYOND DOT COM" on July 14, 1998, although we cannot be certain that federal registration of these service marks or any other service mark will issue. In addition, effective trademark, service mark, copyright and trade secret protection may be unavailable in every country in which our products and services are available online.

     We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. While we attempt to ensure that these licensees maintain the quality of our brand, the licensees could take actions that materially harm the value of our proprietary rights or reputation. Furthermore, the steps we take to protect our proprietary rights may be inadequate, or third parties might infringe or misappropriate our trade secrets, copyrights, trademarks, trade dress and similar proprietary rights. In addition, others could independently develop substantially equivalent intellectual property. We may have to litigate in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and the diversion of our management and technical resources which could harm our business.

INTELLECTUAL PROPERTY AND OTHER CLAIMS AGAINST US CAN BE COSTLY AND RESULT IN THE LOSS OF SIGNIFICANT RIGHTS

     Other parties may assert infringement, unfair competition or other claims against us. In the past, other parties have sent us notice of claims of infringement of proprietary rights, and we expect to receive other notices in the future. On April 6, 1999, Digital River, Inc. filed a complaint against us in Hennepin County District Court in the State of Minnesota, claiming that certain of our officers made allegedly false

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

and defamatory statements regarding Digital River's business and interfered with Digital River's business. The complaint seeks temporary and permanent injunctive relief and unspecified damages. The parties are now engaged in discovery and a hearing on the preliminary injunction motion is scheduled for April 21, 1999. We intend to defend ourselves vigorously against Digital River's claims; however, there can be no assurance that an injunction or damages will not be granted against us, which could adversely affect our business, financial condition, results of operations or the price of our stock.

     We cannot predict whether others will assert infringement or other claims against us, or whether any past or future assertions or prosecutions will adversely affect our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face wasted time, costly litigation, diversion of technical and management personnel, or product shipment delays, which could adversely affect our business. As a result an infringement dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could adversely affect our business.

WE MAY BECOME SUBJECT TO ADDITIONAL GOVERNMENT REGULATION

     Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The most recent session of the U.S. Congress resulted in Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, contracts and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business.

WE MAY BE LIABLE FOR INTERNET CONTENT

     We believe that our future success will depend in part upon our ability to deliver original and compelling descriptive content about the software products we sell on the Internet. As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. In the past, plaintiffs have brought such claims and sometimes successfully litigated them against online services. In addition, in the event that we implement a greater level of interconnectivity on our Web site, we will not and cannot practically screen all of the content our users generate or access, which could expose us to liability with respect to such content. Although we carry general liability insurance, our insurance may not cover claims of these types or may be inadequate to indemnify us for all liability that may be imposed on us. If we face liability, particularly liability that is not covered by our insurance or is in excess of our insurance coverage, then our reputation and our business may suffer.

WE MAY BE SUBJECT TO SALES AND OTHER TAXES

     We do not currently collect sales or other similar taxes for physical shipments of goods into states other than California, Virginia and the District of Columbia. We do not currently collect sales or other similar taxes for digital download of goods into states other than the District of Columbia. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us and other out of state companies which engage in online commerce. In addition, any new operations in states outside California and the District of Columbia, including operations assumed in connection with the BuyDirect.com merger, could subject our shipments into such states to state sales taxes under current or future laws. If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our merchandise, it could adversely affect our business.

MANAGEMENT AND CERTAIN STOCKHOLDERS CAN EXERCISE SIGNIFICANT INFLUENCE OVER BEYOND.COM

     Based upon 27,424,763 shares outstanding as of December 31, 1998, our current directors and executive officers and their respective affiliates beneficially own in the aggregate approximately 48.5% of our outstanding common stock immediately prior to this offering and 41.1% of our outstanding common stock upon completion of this offering. In particular, William S. McKiernan, the Chairman of our Board of Directors, beneficially holds approximately 32.8% of our outstanding common stock, immediately prior to this offering and 27.8% of our outstanding common stock upon completion of this offering. Therefore, if these stockholders act together, they will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying, preventing or deterring a change in our control which could adversely affect the market price of our common stock.

FUTURE PUBLIC SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE

     If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. Such sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

     Upon completion of this offering, we will have outstanding 30,496,035 shares of common stock, based upon 27,424,763 shares outstanding as of December 31, 1998 as adjusted to include 71,272 shares of our common stock reserved for issuance upon exercise of options subsequent to December 31, 1998 and the 3,000,000 shares of our common stock issued in connection with this offering. Of these shares, the 4,000,000 shares sold in this offering, together with the 5,750,000 shares sold in our initial public offering, 247,531 shares registered on our shelf-registration statement and 121,852 additional shares of our common stock, are freely tradeable without restriction.

     The remaining 20,376,652 shares of our common stock are eligible for sale in the public market as follows:

       NUMBER OF SHARES           DATE OF AVAILABILITY FOR SALE
       ----------------           ------------------------------
      6,213,523                   At the date of this prospectus
     14,163,129                   90 days after the date of this
                                  prospectus

     The table excludes 5,423,027 shares of our common stock issuable upon exercise of options held by our employees as of December 31, 1998 which shares shall be freely tradeable upon exercise of such options.

     In addition, a shelf-registration statement registering 3,696,276 shares of our common stock, which primarily included shares of our common stock issuable upon conversion of our 7 1/4% Convertible Subordinated Notes, and 358,423 shares of our common stock issuable upon exercise of an outstanding warrant was declared effective on March 23, 1999. All such shares of our common stock registered on the shelf-registration statement are freely tradeable without restriction.

     Furthermore, the holders of the approximately 4,943,767 shares of our common stock, to be issued in connection with the BuyDirect.com merger, have the right to require us to file a registration statement prior to July 16, 1999, with respect to such shares. In addition to such shares related to the BuyDirect.com merger, we have undertaken to include on such registration statement an additional 15,504,631 shares of our common stock previously issued in connection with private financings prior to our initial public offering.

THE SELLING STOCKHOLDERS WILL BENEFIT FROM THE OFFERING

     Several of our stockholders are selling shares in this offering. The average price per share paid by these selling stockholders is $2.41. At an offering price of $35.00 per share, the average realized gain per share to these stockholders will be approximately $32.59 (approximately $30.66 per share after underwriting discounts and commissions).

WE ARE SUBJECT TO RISKS ASSOCIATED WITH GLOBAL EXPANSION

     Although we sell software to customers outside the United States, we have no overseas fulfillment or distribution facility or arrangement. We also have no Web site content localized for foreign markets. Therefore, we may be unable to expand our global presence effectively. In addition, international operations are subject to inherent risks, including:

     - regulatory requirements;

     - export restrictions;

     - tariffs and other trade barriers;

     - difficulties in protecting intellectual property rights;

     - longer payment cycles;

     - problems in collecting accounts receivable;

     - political instability; and

     - fluctuations in currency exchange rates.

     In addition, the United States imposes export restrictions on certain software because of its encryption technology and we may face liability if we violate these restrictions.

WE MAY BE SUBJECT TO RISKS RELATED TO THE INTRODUCTION OF THE EURO CURRENCY

     In January 1999, the new "Euro" currency was introduced in certain European countries that are part of the European Monetary Union ("EMU"). During 2002, all EMU countries are expected to completely replace their national currencies with the Euro. A significant amount of uncertainty exists as to the effect the Euro will have on the marketplace generally and, additionally, all of the final rules and regulations have not yet been defined and finalized by the European Commission with regard to the Euro currency. We list the prices for our products, accounts, and invoices for sales and collect payments in U.S. dollars, even for sales outside the U.S. We currently utilize third-party vendor equipment and software products that may or may not be EMU compliant. Although we are currently taking steps to address the impact, if any, of EMU non-compliance for such third-party products, the failure of any critical component to operate properly during and after the Euro conversion process may have an adverse effect on our business or results of operations or require us to incur expenses to remedy such problems.

OUR CHARTER DOCUMENTS AND OTHER AGREEMENTS MAY ADVERSELY AFFECT A POTENTIAL TAKEOVER

     Provisions of our Amended and Restated Certificate of Incorporation, Bylaws, option agreements and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock."

YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS

     This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. This prospectus also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of certain electronic-commerce, electronic software delivery, software and related service markets and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described above and elsewhere in this prospectus.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds of approximately $98.5 million (approximately $118.3 million if the underwriters fully exercise their over-allotment option) from our sale of the 3,000,000 shares of common stock offered by us with this prospectus at an offering price of $35.00 per share. This estimate is after deducting estimated underwriting discounts and commissions and other fees and expenses payable by us. We will not receive any portion of the proceeds from the sale of shares of common stock by the selling stockholders.

     We intend to use a substantial portion of the net proceeds for sales and marketing expenses, including to pay for a portion of our obligations to America Online, Excite, Network Associates and Yahoo! pursuant to our agreements with these parties, which total approximately $27.9 million from December 31, 1998 through December 31, 2001, of which approximately $13.8 million must be paid during 1999. In addition, we intend to use a portion of the net proceeds for debt service relating to our 7 1/4% Convertible Subordinated Notes, of which approximately $4.6 million must be paid during 1999. We also anticipate continuing to expend substantial resources on broadcast and other sales and marketing campaigns in order to build our customer base and brand name. We have no specific plan for use of the remaining proceeds and expect to use such proceeds for general corporate purposes, including working capital and to fund anticipated operating losses and capital expenditures, and potential acquisitions. In this regard, we are currently evaluating certain acquisition opportunities; however, we cannot assure you that we will identify suitable acquisition candidates or that we will, in fact, complete any acquisition. Until we use the net proceeds for a particular purpose, we will invest them in short-term interest bearing securities. Further total obligations to be paid by us pursuant to BuyDirect.com's current agreements with @Home, CNET, Xoom, ZDNet and other significant partners over the next 4 years is approximately $26.7 million, approximately $13.9 million of which would be paid in 1999. We intend to use a portion of the net proceeds to pay a portion of such obligations.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends. We currently expect to retain future earnings, if any, to finance the growth and development of our business.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been quoted on the Nasdaq National Market since our initial public offering on June 17, 1998, and is traded under the symbol "BYND." The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                              HIGH       LOW
                                                             -------   -------
FISCAL YEAR 1998
  Second Quarter (from June 17, 1998)......................  $20.313   $11.438
  Third Quarter............................................  $22.875   $ 7.500
  Fourth Quarter...........................................  $32.000   $ 6.188
FISCAL YEAR 1999
  First Quarter............................................  $41.313   $21.000
  Second Quarter (through April 8, 1999)...................  $36.938   $26.797

     On April 8, 1999, the reported last sale price of the common stock on the Nasdaq National Market was $35.50 per share. As of April 8, 1999, there were approximately 205 stockholders of record of the common stock.

                             CORPORATE INFORMATION

     We were incorporated in California in 1994 as CyberSource Corporation and changed our name to software.net Corporation in April 1998. In June 1998, we were reincorporated in Delaware as software.net Corporation. In December, 1998, we changed our name from software.net Corporation to Beyond.com Corporation. References in this prospectus to "Beyond.com", "we", "our" and "us" refer to Beyond.com Corporation, a Delaware corporation and its predecessor, software.net Corporation, both the California and the Delaware corporation. Our principal executive offices are located at 1195 West Fremont Avenue, Sunnyvale, California 94087 and our telephone number is (408) 616-4200. We have applied for federal registration of the service marks "BEYOND.COM" and "BEYOND DOT COM." Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                 CAPITALIZATION

     The following table sets forth as of December 31, 1998, (i) our consolidated capitalization, (ii) our pro forma consolidated capitalization giving effect to the BuyDirect.com merger and (iii) our pro forma consolidated capitalization as adjusted to reflect the sale of the common stock offered by this prospectus, after deduction of estimated offering expenses and underwriting discounts, and at an offering price of $35.00 per share.

                                                      AS OF DECEMBER 31, 1998
                                                 ---------------------------------
                                                                        PRO FORMA
                                                              PRO          AS
                                                 ACTUAL    FORMA(2)    ADJUSTED(3)
                                                 -------   ---------   -----------
                                                          (IN THOUSANDS)
Long term debt:
  7 1/4% Convertible Subordinated Notes due
     December 1, 2003..........................  $63,250   $ 63,250     $ 63,250
  Other long-term debt.........................       --      5,792        5,792
                                                 -------   --------     --------
          Total long-term debt.................   63,250     69,042       69,042
Stockholders' equity:
  Preferred stock, $0.001 par value; 15,000,000
     shares authorized; no shares issued and
     outstanding...............................       --         --           --
  Common stock, $0.001 par value; 50,000,000
     shares authorized; 27,424,763 shares
     issued and outstanding, actual; 32,528,212
     shares authorized and outstanding pro
     forma; and 35,599,489 shares authorized
     and outstanding, pro forma as
     adjusted(1)...............................   69,311    201,394      299,894
  Deferred compensation........................   (2,226)    (6,816)      (6,816)
  Accumulated deficit..........................  (42,362)   (42,362)     (42,362)
                                                 -------   --------     --------
          Total stockholders' equity...........   24,723    152,216      250,716
                                                 -------   --------     --------
          Total capitalization.................  $87,973   $221,258     $319,758
                                                 =======   ========     ========

---------------
(1) Based on shares outstanding as of December 31, 1998. The actual outstanding shares as of December 31, 1998 number excludes: (i) 4,494,299 shares of common stock issuable upon exercise of options outstanding under our 1995 and 1998 Stock Option Plans at a weighted average exercise price of $4.16 per share; (ii) 928,728 shares of common stock issuable upon exercise of outstanding options granted outside of the plans at a weighted average exercise price of $0.004 per share; (iii) 268,849 shares of common stock reserved for future issuance under the plans; (iv) 358,423 shares of common stock reserved for issuance pursuant to the exercise of a warrant issued by us to America Online at an exercise price of $8.37 per share; (v) 3,448,745 shares of common stock issuable upon conversion of our 7 1/4% Convertible Subordinated Notes; and (vi) approximately 4,943,767 shares of our common stock to be issued in exchange for BuyDirect.com common stock and preferred stock, and approximately 281,988 shares of our common stock reserved for issuance upon exercise of options that we assumed in connection with the BuyDirect.com merger. See "Description of Capital Stock" and Notes 3, 5, 8 and 12 of Notes to Consolidated Financial Statements.

(2) Pro forma consolidated capitalization gives effect to the BuyDirect.com merger and the assumption of $5,792,000 of long-term debt and the issuance of 4,943,767 shares of our common stock in connection therewith.

(3) Pro forma consolidated capitalization as adjusted gives effect to the assumption of long-term debt and the issuance of shares of our common stock in connection with the BuyDirect.com merger described in footnote (2) above, the net proceeds from the issuance and sale by us of 3,000,000 shares of our common stock hereby and the issuance of 71,272 shares of our common stock upon exercise of options subsequent to December 31, 1998.

                                    DILUTION

     The net tangible book value of our common stock on December 31, 1998 was $14.7 million, or approximately $0.54 per share. Net tangible book value per share represents the amount of our tangible assets less the amount of total liabilities divided by the number of shares of common stock outstanding.

     After giving effect to our sale of 3,000,000 shares of common stock offered by us with this prospectus at an offering price of $35.00 per share and after deducting our estimated underwriting discounts and expenses related to this offering, and the issuance of 71,272 shares of our common stock upon exercise of options subsequent to December 31, 1998, our net tangible book value on December 31, 1998 would have been $113.2 million, or approximately $3.71 per share. This represents an immediate increase in the net tangible book value of $3.17 per share to existing stockholders and an immediate dilution of $31.29 per share to new investors.

Assumed offering price per share............................           $35.00
                                                                       ------
  Net tangible book per share value as of December 31,
     1998...................................................  $0.54
                                                              -----
  Increase per share attributable to the offering...........  $3.17
                                                              -----
Adjusted net tangible book value after the offering.........           $ 3.71
                                                                       ------
Dilution per share to new investors.........................           $31.29
                                                                       ------

     The table excludes all options and warrants that will remain outstanding upon completion of the offering and 3,448,745 shares of common stock issuable upon conversion of the 7 1/4% Convertible Subordinated Notes and approximately 4,943,767 shares of our common stock to be issued to BuyDirect.com's stockholders in exchange for their outstanding shares of BuyDirect.com common and preferred stock, and approximately 281,988 shares of our common stock reserved for issuance upon the exercise of options we assumed in connection with the BuyDirect.com merger. See Notes 3, 5, 8 and 12 of Notes to Consolidated Financial Statements. The exercise of outstanding options and warrants having an exercise price less than the offering price and the conversion of the 7 1/4% Convertible Subordinated Notes would increase the dilutive effect to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997 and 1998 are derived from our Consolidated Financial Statements which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus, and are qualified by reference to such Consolidated Financial Statements and the Notes thereto. The consolidated statement of operations data for the period from August 12, 1994 (date of incorporation) to December 31, 1994 and for the year ended December 31, 1995 and the consolidated balance sheet data as of December 31, 1995 and 1996 are derived from our Consolidated Financial Statements not included herein which have been audited by Ernst & Young LLP, independent auditors. The consolidated balance sheet data as of December 31, 1994, are derived from our unaudited financial statements not included herein. The historical results are not necessarily indicative of future results. We have paid no cash dividends on the common stock.

     The unaudited selected consolidated pro forma financial data of Beyond.com and BuyDirect.com is derived from the unaudited consolidated pro forma combined condensed financial statements of Beyond.com and BuyDirect.com and should be read in conjunction with such pro forma statements and notes thereto which are included elsewhere in this prospectus. For pro forma purposes, Beyond.com's historical consolidated statement of operations data for the year ended December 31, 1998 have been combined with BuyDirect.com's historical consolidated statements of operations data for the period from March 31, 1998 (inception of BuyDirect.com) to December 31, 1998 and the historical financial information of E-Commerce, a division of CNET, Inc., (predecessor business of BuyDirect.com) for the three months ended March 31, 1998, giving effect to the BuyDirect.com merger as if it had occurred as of January 1, 1998. The unaudited consolidated pro forma condensed combined balance sheet data combines Beyond.com's and BuyDirect.com's historical consolidated balance sheet data as of December 31, 1998, giving effect to the BuyDirect.com merger as if it had occurred as of December 31, 1998.

     The consolidated pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the BuyDirect.com merger had been in effect during the periods presented, nor is it necessarily indicative of future operating results or financial position. In particular, the actual adjustments to the valuation of BuyDirect.com's assets and liabilities in connection with the acquisition may vary significantly from the preliminary estimates reflected in the pro forma financial information.

                                      PERIOD FOR
                                    AUGUST 12, 1994                   YEAR ENDED DECEMBER 31,
                                       (DATE OF         ----------------------------------------------------
                                   INCORPORATION) TO                                               PRO FORMA
                                   DECEMBER 31, 1994     1995      1996       1997        1998      1998(2)
                                   -----------------    ------    -------    -------    --------   ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA

Net revenues.....................       $   40          $1,003    $ 5,858    $16,806    $ 36,650   $ 41,279

Cost of revenues.................            3             623      5,137     14,873      31,074     34,395
                                        ------          ------    -------    -------    --------   --------
Gross profit.....................           37             380        721      1,933       5,576      6,884

Operating expenses:

  Research and development.......          164             388        431      1,060       4,201      6,047

  Sales and marketing............           57             407        704      1,696      27,568     32,748

  General and administrative.....           43             103        450      1,087       4,943      6,733

  Goodwill and deferred
    compensation amortization....           --              --         --         --          --     49,086
                                        ------          ------    -------    -------    --------   --------
         Total operating
           expenses..............          264             898      1,585      3,843      36,712     94,614
                                        ------          ------    -------    -------    --------   --------
Loss from operations.............         (227)           (518)      (864)    (1,910)    (31,136)   (87,730)

Interest income, net.............           --               7         85        167          63         (8)
                                        ------          ------    -------    -------    --------   --------
Loss from continuing
  operations.....................         (227)           (511)      (779)    (1,743)    (31,073)   (87,738)

Loss from discontinued
  operations.....................           --              --       (736)    (3,616)         --         --
                                        ------          ------    -------    -------    --------   --------
Net loss.........................       $ (227)         $ (511)   $(1,515)   $(5,359)   $(31,073)  $(87,738)
                                        ======          ======    =======    =======    ========   ========
Basic and diluted net loss per
  share from continuing
  operations(1)..................       $(0.03)         $(0.07)   $ (0.10)   $ (0.21)   $  (1.65)  $  (3.66)
                                        ======          ======    =======    =======    ========   ========
Basic and diluted net loss per
  share from discontinued
  operations(1)..................           --              --      (0.08)     (0.40)         --         --
                                        ------          ------    -------    -------    --------   --------
Basic and diluted net loss per
  share(l).......................       $(0.03)         $(0.07)   $ (0.18)   $ (0.61)   $  (1.65)  $  (3.66)
                                        ======          ======    =======    =======    ========   ========
Number of shares used in
  computing basic and diluted net
  loss per share(1)..............        9,000           9,000      9,000      9,000      18,900     24,003
                                        ======          ======    =======    =======    ========   ========

Pro forma basic and diluted net
  loss per share from continuing
  operations(1)..................                                            $ (0.10)   $  (1.28)  $  (2.99)

Pro forma basic and diluted net
  loss per share from
  discontinued operations(1).....                                              (0.20)         --         --
                                                                             -------    --------   --------
Pro forma basic and diluted net
  loss per share(1)..............                                            $ (0.30)   $  (1.28)  $  (2.99)
                                                                             =======    ========   ========
Number of shares used in
  computing proforma basic and
  diluted net loss per
  share(l).......................                                             17,828      24,276     29,379
                                                                             =======    ========   ========

                                                                     DECEMBER 31,
                                             ------------------------------------------------------------
                                                                                                PRO FORMA
                                             1994     1995      1996        1997       1998      1998(2)
                                             -----    -----    -------    --------    -------   ---------
CONSOLIDATED BALANCE SHEET DATA

Cash and cash equivalents..................  $  12    $ 255    $ 3,737    $  2,571    $81,548   $ 81,889

Working capital (deficiency)...............    (89)    (106)     3,543       1,093     80,128     72,437
Total assets...............................     36      579      5,691       9,586    109,904    252,124

Long-term obligations, net of current
  portion..................................    105      105        105          99     63,250     69,042

Redeemable convertible preferred stock.....     --      651      6,395      12,565         --         --

Stockholders' equity (net capital
  deficiency)..............................  $(181)   $(793)   $(2,409)   $(11,191)   $24,723   $152,216

---------------
(1) For explanation of the calculation of per share amounts, see Note 1 of Notes to Consolidated Financial Statements.

(2) For an explanation of the calculation of pro forma amounts, see Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Read the following discussion together with the Consolidated Financial Statements and related Notes included elsewhere in this prospectus. The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations and which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth herein, in the section entitled "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a leading online reseller of commercial off-the-shelf computer software to the consumer, small business and large enterprise markets. Through our online store (www.beyond.com), we offer customers a comprehensive selection of software as well as related computer peripheral products, helpful customer service, a convenient shopping experience and competitive prices. We believe that our Beyond.com Web site is one of the most widely known and used sites on the World Wide Web for the purchase of software. We deliver software to customers one of two ways: either we physically deliver the shrink-wrap software package or we deliver the software over the Internet through digital download. We launched our Web site in November 1994 under the name CyberSource Corporation and maintained a Web site named software.net. In addition to selling software, we initially charged software publishers a fee to list their products on our Web site. We stopped charging publishers in 1996. In July 1996, we expanded our business by entering into our first contract with a U.S. government agency. This contract, and other later contracts require us to both sell software products and to provide related services. In July 1997, we expanded our third party sales channel by entering into an agreement with Netscape which terminates on July 31, 1999. Under this agreement, we created and will continue to manage and maintain at least through July 31, 1999 the Netscape Software Depot Web site.

     In March 1998, we expanded our third party sales channel by entering into strategic relationships with America Online and Excite, and in February 1999, we further expanded our third party sales channel by entering into a relationship with Yahoo!. Under the America Online agreement, we are the exclusive reseller of software on certain screens on the America Online service and America Online's Web site, aol.com. On other America Online screens we are a semi-exclusive reseller of software. Under the Excite and Yahoo! agreements, we have the right to display banner advertisements and links to our Web site on certain Excite and Yahoo! screens. In addition, Excite cannot display paid promotional links or banner advertisements of any other software reseller on specified Excite screens related to software.

     Under these agreements, America Online, Excite and Yahoo! are obligated to deliver minimum numbers of screen views with links to our Web site. We call these screen views "Impressions." Under the America Online agreement, we must make fixed payments totaling approximately $21 million. In addition, under the Excite and Yahoo! agreements, we must make certain fixed payments to Excite and Yahoo!, respectively, over the three-year and 18-month terms of the respective agreements. We also have agreed to pay America Online and Excite a percentage of certain transactional revenues and, in the case of America Online, advertising revenues we earn in excess of specified thresholds. In addition, we have agreed to make certain performance-based payments to Yahoo!. The America Online agreement terminates in August 2001, the Excite agreement terminates when Excite has delivered a certain number of impressions, but no earlier than April 2001 and the Yahoo! agreement terminates 18 months after initial activation.

     We expect these arrangements with America Online, Excite and Yahoo! to represent significant distribution channels for our products. If we or the other party to any of these agreements elect to terminate any of the agreements it likely would have a material adverse effect on our business. We cannot assure that we will achieve sufficient online traffic or generate sufficient revenue to justify our payment obligations to America Online, Excite and Yahoo!, nor can we assure that we will achieve sufficient online traffic or generate sufficient revenue to satisfy our contractual obligations necessary to prevent termination of the America Online, Excite or Yahoo! agreements.

     Pursuant to our agreements with America Online, Excite, Network Associates and Yahoo! we are obligated to pay a total of approximately $27.9 million from December 31, 1998 through December 31, 2001, of which approximately $13.8 million must be paid during 1999. In addition, we are obligated to pay approximately $26.7 million pursuant to BuyDirect.com's current agreements with @Home, CNET, Xoom, ZDNet and other significant partners over the next 4 years, approximately $13.9 million of which is due and payable in 1999.

     We have entered into various agreements with Network Associates concerning the online sale of software and the management of Network Associates' Web sites. Network Associates is a developer of electronic commerce locations and publisher of certain products marketed under the McAfee and other names. Our agreements include a Co-Hosting Agreement and a Web Site Services Agreement entered into in September 1998. Under these agreements, we agreed to co-host Web sites with Network Associates and agreed to resell Network Associates' products on Network Associates' Web site at www.mcafeestore.com. We must make substantial payments to Network Associates for exclusive positioning of links to our Web site on certain screens on Network Associates' Web sites, and for rights to resell Network Associates products. If we or they terminate one or all of these agreements, it would likely have a material adverse effect on our business. We cannot guarantee that the volume of online traffic, customers or revenues we obtain as a result of this relationship will justify our significant fixed financial obligations to Network Associates.

     In April 1998, we changed our name to software.net Corporation. In June 1998, we completed the initial public offering of our common stock. In August 1998, we began doing business as "Beyond.com" and initiated an aggressive regional radio and national print advertising campaign to promote the brand. In November 1998, we completed the offering of $63.25 million aggregate principal amount of our 7 1/4% Convertible Subordinated Notes. In December 1998, we initiated a regional television advertising campaign and we changed our legal corporate name to Beyond.com Corporation. We intend to continue an aggressive advertising campaign to promote our brand in 1999.

     In order to focus on our core business of selling software products online, in December 1997 we spun-off our Internet commerce services business (which included credit card processing, fraud screening, export control, territory management, and electronic fulfillment) to CyberSource Corporation. As a result of this spin-off, our results of operations reflect a loss from discontinued operations in the amount of $736,000 during 1996 and $3.6 million during 1997. Under the terms of our Internet commerce services agreement with CyberSource, we use services supplied by CyberSource on a nonexclusive basis for credit card processing, fraud screening, export control, sales tax computation, electronic licensing, hosting of electronic downloads and fulfillment notification. This agreement expires on December 31, 1999, and automatically renews for an additional one year term, unless otherwise terminated by either party. Under this agreement, we agreed to indemnify CyberSource for an amount not to exceed $100,000 against any third party claim that the software we distribute infringes upon any third party's intellectual property rights. CyberSource agreed to indemnify us for an amount not to exceed $100,000 against any third party claim that the services provided by CyberSource or the use of any software provided by CyberSource in connection with the services, infringes any third party's intellectual property rights.

     On March 30, 1999, we completed a transaction whereby one of our wholly-owned subsidiaries merged with and into BuyDirect.com, a leading online software retailer for consumers and business customers. In connection with this merger, we will issue approximately 4,943,767 shares of our common stock to BuyDirect.com stockholders in exchange for their outstanding shares of BuyDirect.com common stock and preferred stock, and reserve for issuance upon the exercise of options that we assumed in connection with the merger approximately 281,988 shares of our common stock. In addition, in connection with the merger, we will record a significant amount of goodwill that will adversely affect our earnings and profitability for the forseeable future. We expect to record goodwill and other intangible assets of approximately $140 million, to be amortized through 2002. We believe it is unlikely that we will generate additional earnings sufficient to recover the amount of goodwill and other intangible assets recorded during the period in which they are amortized. The BuyDirect.com merger will be accounted for using the purchase method of accounting.

     Each year since inception, we have incurred increasingly larger net losses. These annual net losses increased from $1.5 million in 1996 to $5.4 million in 1997 and $31.1 million in 1998. We anticipate our losses will increase significantly from current levels because we expect to incur additional costs and expenses related to:

     - brand development, marketing and promotion;

     - Web site content development;

     - strategic relationship development and maintenance; and

     - technology and operating infrastructure development, including improved digital download capabilities.

     In addition, as a result of the BuyDirect.com merger, we expect that our losses will increase even more significantly due to additional costs and expenses related to:

     - increased headcount;

     - additional facilities and infrastructure; and

     - assimilation of operations and personnel.

     In addition, as a result of the BuyDirect.com merger we will record a significant amount of goodwill, the amortization of which will adversely affect our earnings and profitability for the foreseeable future. We expect to record goodwill and other intangible assets of approximately $140 million, to be amortized through 2002. We believe it is likely that we will not generate additional earnings sufficient to recover the amount of goodwill and other intangible assets recorded during the period in which they are amortized.

     Because we have relatively low gross margins, our ability to become profitable given our planned expenses depends on our ability to generate and sustain substantially higher net revenues. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future.

     We base our current and future expense levels, which are largely fixed, on our operating plans and estimates of future revenues. In view of the rapidly evolving nature of our business, proposed and possible future acquisitions and our limited operating history of selling software online, we have little experience forecasting our revenues. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely upon them as an indication of our future performance. If we cannot achieve and sustain operating profitability or positive cash flow from operations, we may be unable to meet our debt service obligations or working capital requirements, which would adversely affect our business.

     We derive our revenues primarily from four sources:

     - sales of software to customers using credit cards;

     - sales of software to corporate customers that are invoiced directly under credit terms;

     - sales of software to various government agencies pursuant to contractual arrangements; and

     - to a lesser extent, amounts received from software publishers for advertising and promotion.

     In addition, we also derive limited revenues from the sale of certain computer peripherals and accessories. We recognize our revenues from the sale of software, net of estimated returns, either upon shipment of the physical product or delivery of the electronic product via digital download. We defer net revenues associated with the sale of software pursuant to contracts with the U.S. government that require us to provide continuing service, support, and performance and recognize these revenues over the period that we provide service, support, and performance. We recognize revenues derived from software publishers for advertising and promotional activities as the services are provided. Our U.S. government contracts are subject to annual review and renewal by the applicable government agency. Although all such contracts presently remain in full force and effect, the applicable U.S. government agency may terminate such contracts without cause or prior notice. Because the government contracts may be terminated without cause or prior notice, we cannot be certain that we will generate any revenues from U.S. government contracts in any future period. We recognize revenue from sales of computer peripherals and accessories upon the shipment of the physical product, at which time collectibility is probable and we have no remaining obligations.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship of certain items from our consolidated statement of operations to total net revenues.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1996     1997     1998
                                                              -----    -----    -----
Net revenues................................................  100.0%   100.0%   100.0%
Cost of revenues............................................   87.7     88.5     84.8
                                                              -----    -----    -----
Gross profit................................................   12.3     11.5     15.2
Operating expenses:
  Research and development..................................    7.4      6.3     11.5
  Sales and marketing.......................................   12.0     10.1     75.2
  General and administrative................................    7.7      6.5     13.5
                                                              -----    -----    -----
          Total operating expense...........................   27.1     22.9    100.2
                                                              -----    -----    -----
Loss from operations........................................  (14.8)   (11.4)   (85.0)
Interest income, net........................................    1.5      1.0      0.2
                                                              -----    -----    -----
Loss from continuing operations.............................  (13.3)   (10.4)   (84.8)
Loss from discontinued operations...........................  (12.6)   (21.5)      --
                                                              -----    -----    -----
Net loss....................................................  (25.9)%  (31.9)%  (84.8)%
                                                              =====    =====    =====

YEARS ENDED DECEMBER 31, 1997 AND 1998

  Net Revenues

     Our net revenues increased from $16.8 million in 1997 to $36.7 million in 1998. This increase resulted primarily from increased sales to consumer and corporate customers and as a result of renewed U.S. government contracts.

  Cost of Revenues

     Our cost of revenues consists primarily of the costs of software and software licenses sold to consumer and corporate customers, related credit card processing fees, and the costs of software licenses and software updates provided to the U.S. government. Our total cost of revenues increased from $14.9 million in 1997 to $31.1 million in 1998. This increase resulted from our increased software sales.

  Gross Margin

     Our gross margin (gross profit as a percentage of net revenues) increased from 11.5% in 1997 to 15.2% in 1998. This increase primarily resulted from a shift in our revenue mix as we received an increased percentage of higher margin consumer business, an increased percentage of higher margin digital download revenues and an increased percentage of higher margin advertising and promotional revenues from software publishers. In the future, we may expand or increase the discounts we offer to customers or otherwise alter our pricing structures and policies. If we take such an action, it may have an adverse impact on gross margin in future periods. Further, although we intend to increase the percentage of higher margin consumer business, higher margin digital download revenues and higher margin advertising and promotional revenues as a percentage of our total net revenues in future periods, we do not expect our gross margin to increase in future periods as rapidly as it increased between 1997 and 1998. In future periods our gross margin may decline if the revenues we generate from sales to the U.S. government or sales to large enterprise customers increase as a percentage of our total net revenues.

  Research and Development Expenses

     Our research and development expenses primarily consist of personnel and other expenses associated with developing and enhancing our Web sites, as well as associated facilities related expenses. Our research and development expenses increased from $1.1 million in 1997 to $4.2 million in 1998. These expenses also increased as a percentage of net revenues from 6.3% in 1997 to 11.5% 1998. This increase both in absolute dollars and as a percentage of net revenues primarily was the result of increases in our personnel and depreciation on computer equipment. We anticipate that our research and development expenses will continue to increase in absolute dollars in future periods.

  Sales and Marketing Expenses

     Our sales and marketing expenses consist primarily of promotional expenditures and costs associated with operating our Web sites, including personnel and related expenses. In addition, we include the expenditures associated with our strategic marketing alliances under sales and marketing expenses. Our sales and marketing expenses increased significantly from $1.7 million in 1997 to $27.6 million in 1998. These expenses also increased significantly as a percentage of net revenues from 10.1% in 1997 to 75.2% in 1998. This increase both in absolute dollars and as a percentage of net revenues was primarily the result of costs associated with:

     - developing and maintaining our strategic marketing alliances;

     - a branding and marketing campaign (including expenses associated with our re-branding efforts); and

     - an increase in personnel to support increased sales and marketing and advertising expenditures.

     We intend to continue to pursue aggressive branding, sales and marketing campaigns. In addition, our current strategic marketing alliances with America Online, Excite, Network Associates and Netscape require us to make payments totaling approximately $31.2 million over the terms of those agreements. As of December 31, 1998, approximately $20.3 million of this amount remained to be paid. We are expensing the costs associated with the America Online and Netscape agreements ratably over the terms of the respective agreements. We are expensing the costs associated with the Excite agreement as costs are incurred and payments become due. We are expensing the minimum payment amounts over the three-year term of the Co-Hosting Agreement with Network Associates. We may enter into similar strategic marketing alliances requiring significant minimum payments in the future and, as a result, we may substantially increase our sales and marketing expenditures. Due to our planned aggressive branding, sales and marketing efforts and our current and potential financial commitments in connection with our strategic marketing alliances, we expect sales and marketing expenses to increase significantly in absolute dollars in future periods. In addition, in connection with the Beyond.com merger, we assumed BuyDirect.com's obligations under its current strategic alliance agreements with @Home, CNet, Xoom, ZDNet and other partners, which will also cause our sales and marketing expense to increase significantly in absolute dollars in future periods.

  General and Administrative Expenses

     Our general and administrative expenses primarily consist of personnel expenses, legal and accounting expenses, and corporate facility-related expenses. Our general and administrative expenses increased from $1.1 million in 1997 to $4.9 million in 1998. These expenses also increased, as a percentage of net revenues, from 6.5% in 1997 to 13.5% in 1998. This increase in both absolute dollars and as a percentage of net revenues was primarily the result of increased personnel-related costs and facilities-related expenses associated with the hiring of additional personnel as well as increased provisions for bad debts. We anticipate that these expenses will continue to grow in absolute dollars as we incur additional expenses associated with operating as a public company and transition from a single site operation to multiple site operations.

  Interest Income, Net

     Interest income, net, consists of earnings on our cash investments, net of interest costs related to our financing obligations. Interest income, net, decreased from $167,000 in 1997 to $63,000 in 1998. This decrease was primarily a result of increased interest expenses totaling approximately $1.3 million associated with our credit facility and our 7 1/4% Convertible Subordinated Notes offset by interest income totaling approximately $1.4 million from higher average cash balances.

  Income Taxes

     We incurred a net loss for 1997 and 1998. As a result, no provision for income taxes has been recorded in these periods. As of December 31, 1998, we had approximately $37 million of net operating loss carryforwards for federal income tax purposes, which expire between 2009 and 2018. We anticipate that our total net operating loss carryforwards will increase as a result of the BuyDirect.com merger. Given our limited operating history, losses incurred to date and the difficulty in accurately forecasting our future results, we do not believe that we meet the criteria required by generally accepted accounting principles to realize the related deferred income tax assets and, accordingly, we recorded a full 100% valuation allowance to reduce the deferred income tax assets to zero. Furthermore, as a result of changes in ownership of our stock from our preferred stock financings, our initial public offering, this offering and the BuyDirect.com merger, any attempt by us to use the net operating losses and tax credits may be subject to substantial annual limitations. These annual limitations may result in the expiration of net operating losses and tax credits before utilization. See Note 11 of Notes to Consolidated Financial Statements.

  Goodwill and Other Intangible Assets

     In connection with the BuyDirect.com merger, we will record a significant amount of goodwill that will adversely affect our earnings and profitability for the forseeable future. We expect to record goodwill and other intangible assets of approximately $140 million, to be amortized through 2002. We believe it is unlikely that we will generate additional earnings sufficient to recover the amount of goodwill and other intangible assets recorded during the period in which they are amortized.

YEARS ENDED DECEMBER 31, 1996 AND 1997

  Net Revenues

     Our net revenues increased from $5.9 million in 1996 to $16.8 million in 1997. This increase was primarily a result of increased sales to consumer and corporate customers and new U.S. government contracts.

  Cost of Revenues

     Our cost of revenues increased from $5.1 million in 1996 to $14.9 million in 1997. This increase was primarily a result of our entering into additional U.S. government contracts and achieving increased product sales to consumer and corporate customers.

  Gross Margin

     Our gross margin decreased from 12.3% in 1996 to 11.5% in 1997. This decrease was primarily a result of a shift in our revenue mix. U.S. government contract revenues bring a lower margin than our other revenue sources. During 1997, our revenues from these lower margin U.S. government contracts increased as a percentage of total net revenues. The decrease we realized in overall gross margin was partially offset by an increase in higher margin advertising and promotional revenues we received from software publishers.

  Research and Development Expenses

     Our research and development expenses increased from $431,000 in 1996 to $1.1 million in 1997. Our research and development expenses as a percentage of net revenues decreased from 7.4% in 1996 to 6.3% in 1997. Our increase in research and development expenses in absolute dollars from 1996 to 1997 was primarily the result of an increase in personnel related costs. Our decrease in research and development expenses as a percentage of net revenues was primarily the result of our substantial increase in net revenues in 1997.

  Sales and Marketing Expenses

     Our sales and marketing expenses increased from $704,000 in 1996 to $1.7 million in 1997. Our sales and marketing expenses as a percentage of net revenues decreased from 12.0% in 1996 to 10.1% in 1997. Our increase in sales and marketing expenses in absolute dollars from 1996 to 1997 primarily was the result of an increase in our personnel and advertising expenditures, as well as costs associated with a strategic marketing alliance. The decrease in our sales and marketing expenses as a percentage of our net revenues primarily was the result of our substantial increase in net revenues in 1997.

  General and Administrative Expenses

     Our general and administrative expenses increased from $450,000 in 1996 to $1.1 million in 1997. Our general and administrative expenses as a percentage of net revenues decreased from 7.7% in 1996 and 6.5% in 1997. Our increase in general and administrative spending in absolute dollars in 1997 primarily was the result of increased salaries and facilities related expenses associated with our hiring of additional personnel, increased legal expenses associated with our settlement of a lawsuit, and increased bad debt reserves associated with our increase in net revenues. Our decrease in general and administrative expenses as a percentage of net revenues primarily was the result of our substantial increase in net revenues in 1997.

  Interest Income, Net

     Interest income, net, increased from $85,000 in 1996 to $167,000 in 1997 due to earnings on higher average cash balances in 1997.

  Income Taxes

     We incurred a net loss in both 1996 and 1997. Accordingly, we did not record any provision for income taxes in either of these years.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the four quarters during the years ended December 31, 1997 and 1998. In the opinion of our management, this information was prepared substantially on the same basis as the audited Consolidated Financial Statements and the Notes thereto appearing elsewhere in this prospectus.

     In addition, in the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results. You should read this quarterly data in conjunction with our audited Consolidated Financial Statements and the Notes thereto appearing elsewhere in this prospectus. Our operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                        QUARTER ENDED
                                   ---------------------------------------------------------------------------------------
                                   MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,
                                     1997       1997       1997        1997       1998       1998       1998        1998
                                   --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                       (IN THOUSANDS)
Net revenues.....................   $3,158     $3,434     $ 4,825    $ 5,389    $ 6,192    $ 7,577     $ 9,742    $ 13,139
Cost of revenues.................    2,783      2,892       4,295      4,903      5,254      6,408       8,281      11,131
                                    ------     ------     -------    -------    -------    -------     -------    --------
Gross profit.....................      375        542         530        486        938      1,169       1,461       2,008
Operating expenses:
  Research and development.......      155        184         302        419        602      1,120       1,287       1,192
  Sales and marketing............      265        332         442        657      1,953      4,268       8,048      13,299
  General and administrative.....      164        247         265        411        635      1,178       1,407       1,723
                                    ------     ------     -------    -------    -------    -------     -------    --------
    Total operating expenses.....      584        763       1,009      1,487      3,190      6,566      10,742      16,214
                                    ------     ------     -------    -------    -------    -------     -------    --------
Loss from operations.............     (209)      (221)       (479)    (1,001)    (2,252)    (5,397)     (9,281)    (14,206)
                                    ------     ------     -------    -------    -------    -------     -------    --------
Interest income, net.............       40         32          24         71         25       (167)        383        (178)
                                    ------     ------     -------    -------    -------    -------     -------    --------
Loss from continuing
  operations.....................     (169)      (189)       (455)      (930)    (2,227)    (5,564)     (8,898)    (14,384)
Loss from discontinued
  operations.....................     (583)      (455)     (1,036)    (1,542)        --         --          --          --
                                    ------     ------     -------    -------    -------    -------     -------    --------
Net loss.........................   $ (752)    $ (644)    $(1,491)   $(2,472)   $(2,227)   $(5,564)    $(8,898)   $(14,384)
                                    ======     ======     =======    =======    =======    =======     =======    ========

                                                              AS A PERCENTAGE OF TOTAL NET REVENUES
                                     ---------------------------------------------------------------------------------------
                                     MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,
                                       1997       1997       1997        1997       1998       1998       1998        1998
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
Net revenues.......................   100.0%     100.0%      100.0%     100.0%     100.0%     100.0%      100.0%      100.0%
Cost of revenues...................    88.1       84.2        89.0       91.0       84.9       84.6        85.0        84.7
                                      -----      -----       -----      -----      -----      -----       -----      ------
Gross profit.......................    11.9       15.8        11.0        9.0       15.1       15.4        15.0        15.3
Operating expenses:
  Research and development.........     4.9        5.4         6.3        7.8        9.7       14.8        13.2         9.1
  Sales and marketing..............     8.4        9.7         9.2       12.2       31.5       56.3        82.6       101.2
  General and administrative.......     5.2        7.2         5.4        7.6       10.3       15.5        14.4        13.1
                                      -----      -----       -----      -----      -----      -----       -----      ------
    Total operating expenses.......    18.5       22.3        20.9       27.6       51.5       86.6       110.2       123.4
                                      -----      -----       -----      -----      -----      -----       -----      ------
Loss from operations...............    (6.6)      (6.5)       (9.9)     (18.6)     (36.4)     (71.2)      (95.2)     (108.1)
Interest income, net...............     1.3        0.9         0.5        1.3        0.4       (2.2)        3.9        (1.4)
                                      -----      -----       -----      -----      -----      -----       -----      ------
Loss from continuing operations....    (5.3)      (5.6)       (9.4)     (17.3)     (36.0)     (73.4)      (91.3)     (109.5)
Loss from discontinued
  operations.......................   (18.5)     (13.2)      (21.5)     (28.6)        --         --          --          --
                                      -----      -----       -----      -----      -----      -----       -----      ------
Net loss...........................   (23.8)%    (18.8)%     (30.9)%    (45.9)%    (36.0)%    (73.4)%     (91.3)%    (109.5)%
                                      =====      =====       =====      =====      =====      =====       =====      ======

     The net revenues we have realized increased significantly in each consecutive quarter presented due to increased sales to consumers, corporate customers and the U.S. government. Our gross margins fluctuated on a quarterly basis during these quarters primarily as a result of changes in our revenue mix. During the last twelve months, gross margins remained relatively stable. Our gross margins increased in the second quarter of 1997 and in the first, second and fourth quarters of 1998 primarily as a result of an increase in our advertising and promotional revenues as a percentage of our net revenues and as a result of a shift toward higher gross margin software products. Our gross margins decreased in the third and fourth quarters of 1997 primarily due to two factors: (1) our lower margin U.S. government contract revenues increased as a percentage of our net revenues; and (2) our advertising and promotional revenues decreased as a percentage of our net revenues. Our research and development and general and administrative expenses increased in absolute dollars in each quarter presented primarily as a result of increases in our personnel related costs. We anticipate higher research and development expenses in absolute dollars for the foreseeable future as a result of new hires and other personnel related costs. Our sales and marketing expenses also increased on a quarterly basis in each quarter presented as a result of increases in our personnel and facility-related costs. Sales and marketing expenses and general and administrative expenses each increased in absolute dollars in the third quarter of 1997, but declined as a percentage of net revenues because our net revenues increased more rapidly during such period. Sales and marketing expenses increased significantly in the first quarter of 1998 because we made significant payments under our strategic marketing alliances. These expenses also increased significantly in absolute dollars and as a percentage of net revenues in the second, third and fourth quarters of 1998 because we significantly increased our spending on branding, advertising, strategic marketing alliances and personnel. We anticipate higher sales and marketing expenses in absolute dollars for the foreseeable future as a result of an increase in our sales and marketing infrastructure, technical support for advertising, promotional activities and strategic marketing alliances. We anticipate general and administrative expenses will increase in absolute dollars due primarily to recruiting activities.

     In the future our operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of our common stock would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     From inception through December 31, 1998, we financed our operations primarily through private sales of preferred stock and our initial public offering of 5,750,000 shares of our common stock. We raised cumulative net cash proceeds totaling $14.8 million through private sales of preferred stock. In June 1998, we received net proceeds of $46.8 million from our initial public offering. We raised an additional $2.0 million at the closing of our initial public offering through the sale of common stock to America Online pursuant to a Common Stock and Warrant Subscription Agreement entered into in March 1998. In May 1998, we received $4.8 million through a credit agreement that we entered into with Deutsche Bank AG. We repaid all monies borrowed under our credit agreement in November 1998. In November and December 1998, we raised net cash proceeds totaling approximately $63.3 million through the sale of our 7 1/4% Convertible Subordinated Notes.

     As of December 31, 1998, we had approximately $81.5 million of cash compared with $2.6 million at December 31, 1997. Our current strategic marketing alliances provide for payments of approximately $13.8 million in 1999, approximately $13.0 million in 2000 and approximately $1.2 million in the 2001. Currently, we have no other material commitments other than those under our operating leases and the U.S. government contracts.

     We used net cash of $299,000 in operating activities in 1997, and we used net cash of $29.4 million in operating activities in 1998. Our cash used in operating activities in 1998 was primarily comprised of the net effect of:

     - a net loss of $31.1 million;

     - increases in accounts receivable and prepaid expenses totaling $19.1 million related to accounts receivable from government contracts and prepaid partnership agreements;
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

     - an increase in deferred revenue related to the execution of the new U.S. government contract; and

     - increases in accounts payable and accrued liabilities related to our growth.

     We used net cash in investing activities in 1998 of $3.6 million for acquisitions of leasehold improvements and computer equipment.

     We received net cash of $112.0 million in 1998 from financing activities, primarily from our sale of Series D redeemable convertible preferred stock to certain private investors in March and April 1998, from the credit agreement with Deutsche Bank AG in May 1998, from proceeds of our initial public offering in June 1998 and from the sale of 7 1/4% Convertible Subordinated Notes in November and December 1998.

     We believe that our cash at March 31, 1999, including the net proceeds from this offering, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next eighteen months. Thereafter, we expect that the cash we generate from operations likely will not be sufficient to satisfy our cash needs. We will need significant amounts of cash to make a variety of payments, including:

     - payment of the principal and interest on 7 1/4% Convertible Subordinated Notes when due;

     - payment of our financial obligations to America Online, @Home, CDNet, Excite, Network Associates, Xoom, Yahoo!, ZDNet and others; and

     - payment of increasing sales and marketing expenses.

     We may need to sell additional equity or debt securities to raise cash to meet these obligations. Such sales likely would result in additional dilution to our stockholders. In addition, we cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

BUYDIRECT.COM -- RESULTS OF OPERATIONS

     Since inception, BuyDirect.com has incurred significant operating losses. During the nine months ended December 31, 1998, BuyDirect.com recorded net revenues of $1.8 million, primarily from the online sale of software, and, at December 31, 1998, BuyDirect.com had a net loss of approximately $7.2 million. In addition, at December 31, 1998, BuyDirect.com had a working capital deficit of approximately $6.2 million and a total stockholder deficit of approximately $9.3 million. During the nine months ended December 31, 1998, BuyDirect.com incurred total operating expenses of $8.1 million. Of the total operating expenses, approximately $5.1 million consisted of sales and marketing expenses, $1.5 million consisted of research and development expenses and $1.5 million consisted of general and administrative expenses. BuyDirect.com sales and marketing expenses consisted primarily of expenditures associated with its strategic marketing alliances with @Home, CNET, Xoom and ZDNet. Current agreements with these and other significant partners require BuyDirect.com to make payments totaling approximately $26.7 million over the next four years, approximately $13.9 million of which is due and payable in 1999. There can be no assurance our results of operations will not be adversely affected for the foreseeable future as a result of the BuyDirect.com merger.

YEAR 2000 RISK MAY ADVERSELY AFFECT OUR COMPANY

     Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the Year 2000. We assessed our proprietary software and our internally developed systems which permit the sale, order, processing and delivery of off-the-shelf software to our customers to determine Year 2000 compliance. We searched through software code for each of these applications and believe that we have identified all instances where date specific information is required. We further investigated whether these date fields contain two or four digits. Based on our review and the results of limited testing, we believe our other proprietary software and internally developed systems are Year 2000 compliant.

     In addition to our proprietary software and internally developed systems, we utilize software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the Year 2000 phenomenon. For example, we are dependent on the institutions involved in processing our members' credit card payments for Internet services. We are also dependent on telecommunications vendors and leased point-of-purchase vendors to maintain network reliability.

     Our software applications run on several hardware platforms and associated operating systems, primarily those provided by Sun Microsystems. In addition, our software operates in accordance with several external Internet protocols, such as HTTP and NNTP. Our software is therefore dependent upon the correct processing of dates by these systems and protocols. We reviewed information made publicly available by Sun Microsystems and our other hardware platform providers regarding Year 2000 compliance and researched the date handling capabilities of applicable Internet protocols. Based on this research, we do not believe that the underlying systems and protocols that operate in conjunction with our software applications contain material Year 2000 deficiencies. However, we have not conducted our own tests to determine to what extent our software running on any of our hardware platforms and in accordance with any of our supported Internet protocols fails to properly recognize Year 2000 dates.

     We use multiple software systems for our internal business purposes, including accounting, e-mail, development, human resources, customer service and support, and sales tracking systems. All of these applications have been purchased within the preceding 12 months. We have made inquiries of vendors of the systems that we believe are mission critical to our business regarding their Year 2000 readiness. Each of these vendors has indicated to us that it believes its applications are Year 2000 compliant. However, we have not received affirmative documentation in this regard from any of these vendors, and we have not performed any operational tests on its internal systems. We anticipate that our systems, including components thereof provided by third-party vendors, will be Year 2000 compliant by the Year 2000.

     However, our software applications and the underlying hardware systems and protocols running the software may contain undetected errors or defects associated with Year 2000 date functions. Our software applications directly and indirectly interact with a large number of other hardware and software systems. We are unable to predict to what extent our business may be affected if our software or the systems that operate in conjunction with our software experience a material Year 2000 failure. Known or unknown errors or defects that affect the operation of our software could result in delay or loss of revenue, interruption of shopping services, cancellation of customer contracts, interference with digital download, diversion of development resources, damage to our reputation, costs, and litigation costs, any of which could adversely affect our business, financial condition and results of operation. Further, the spending and purchasing patterns of customers or potential customers may be affected by the Year 2000 issue as individuals, corporation and government agencies expend significant resources to correct or update their current system for Year 2000 compliance or delay purchases of new software until after the Year 2000. At this time, the expenses associated with our assessment and potential remediation plan cannot be determined. Further, at this time, we do not have enough information to determine the most reasonably likely worst case scenario. Therefore, we do not have in place a contingency plan to handle the most reasonably likely worst case scenarios. We do not intend to create one.

                                    BUSINESS

INTRODUCTION

     Beyond.com Corporation is a leading online reseller of commercial off-the-shelf computer software. Through our online store (www.beyond.com), we offer customers a comprehensive selection of software as well as related computer peripheral products, helpful customer service, a convenient shopping experience and competitive prices. We also offer our enterprise and government customers the convenience of rapid software procurement and installation, and continuous maintenance. We believe that the Beyond.com site is one of the most widely known and used Web sites for the purchase of software. We deliver software to customers one of two ways: either we physically deliver the shrink-wrap software package, or we deliver the software over the Internet through digital download. We believe we provide our customers with superior value because we offer one of the largest selections of brand-name high quality software available online as well as the convenience of shopping from home or office, twenty-four-hours-a-day, seven-days-a-week.

     We believe that the Internet is an ideal medium to sell and deliver software for several reasons:

     - the demographics of Internet users overlap one-to-one with the demographics of potential software purchasers;

     - delivery via digital download of many software titles provides the customer with instant gratification; and

     - digital download allows large enterprise customers, such as corporations, government agencies and universities, to achieve efficient and cost-effective distribution of software.

     We based our business on scaleable technology that permits the sale, order processing and delivery of software with limited human intervention. With our technology, and our significant operational experience, we can address the complex process of reliable real time digital download. We have developed relationships with approximately 350 leading software publishers. These publishers have granted us the right to distribute approximately 5,600 software stock keeping units to customers via digital download.

     We also entered into agreements with America Online, Excite, Netscape, Network Associates and Yahoo!. Our agreements with these companies provide us with prominent display space on certain screens on each of these companies' Web sites. In addition, as a result of the BuyDirect.com merger, we have similar relationships with @Home, CNET, Xoom, ZDNet and other partners. We believe these alliances have helped us to further consolidate our position as a leading online software reseller. In 1997 and 1998, we fulfilled 66% and 43%, respectively, of our deliveries to paying consumers through digital download. In addition, in 1997 and 1998, we fulfilled all of our deliveries pursuant to our U.S. government contracts through digital download. Our net revenues increased from approximately $5.9 million in 1996 to approximately $16.8 million in 1997 and have further increased to approximately $36.7 million in 1998.

INDUSTRY BACKGROUND

  Growth of the Internet and Online Commerce

     The Web and commercial online services such as America Online allow millions of people to share information and conduct business electronically. International Data Corporation estimates that the total value of goods and services purchased over the Web will increase from approximately $32.4 billion in 1998 to approximately $425.7 billion by 2002. A number of factors contribute to the growth of the Internet and its increased commercial use, including:

     - large and growing numbers of personal computers in the home and workplace;

     - improvements in network infrastructure and bandwidth;

     - easier and cheaper access to the Internet;

     - increased awareness of the Internet among consumer and business users;
       and

     - the rapidly expanding availability of online content and commerce which increases the value to users of being connected to the Internet.

     According to International Data Corporation, the number of Web users worldwide will increase from approximately 97.3 million at the end of 1998 to approximately 319.8 million by the end of 2002. International Data Corporation further estimates that the percentage of Web users buying goods and services on the Internet will increase from approximately 28% at the end of 1998 to approximately 40% by the end of 2002.

     The Internet also is a popular medium for purchasing and distributing software. Jupiter Communications, Inc. estimates that revenues from online sales of PC software in 1998 were $259 million and projects that these sales will grow to $2.4 billion in 2002.

  Traditional Software Industry

     According to International Data Corporation, end-user spending on software through indirect channels is expected to increase at a compounded annual rate of 17.2%, from $23.9 billion in 1997 to $52.9 billion in 2002.

     In addition, we believe that the software reselling industry is highly fragmented. Industry participants include regional and national chains of superstores, cataloguers, systems integrators, value-added resellers and small single location stores. We believe this fragmentation provides us an opportunity to increase our marketshare.

     The two primary categories of software purchasers are consumers and small businesses, and large enterprises such as corporations, government agencies and universities. These two market segments have different requirements, and software resellers use different channels to meet the differing needs of these purchasers.

  Consumers and Small Businesses

     Software publishers primarily sell their software to these purchasers through a network of distributors and resellers and, to a lesser extent, directly to consumers. There are many software resellers in the United States which serve the consumer and small business market. These resellers vary in size. Some resellers are large regional and national chains of superstores, such as CompUSA, ComputerCity and Office Depot, which may carry hundreds of software titles in a single store. Some resellers are cataloguers, such as Micro Warehouse and CDW Computer Centers, offering several thousand software titles. Other resellers are small, single location stores carrying only a limited number of software titles.

  Large Enterprise Consumers

     Publishers typically sell software to large enterprise consumers directly or through large corporate and value added resellers, including Software Spectrum, GTSI, ASAP and Corporate Software and Technology. Large distributors, such as Ingram Micro, Merisel and Tech Data, serve as the primary suppliers for most resellers and carry a variety of software.

     The traditional software reselling industry is inefficient. In the consumer and small business market, physical store based resellers must make significant investments in real estate, inventory (due to both space constraints and costs) and personnel for each retail location.

     Cataloguers are constrained by limits on the size of their catalogs (on both the number of products and the information on those products that can be included in the catalog), printing expenses, mailing costs and inherent delays in reacting rapidly to price and product changes. In each case, these constraints limit the software product selection available to consumers. The traditional software reselling model also creates inefficiencies for participants in the large enterprise market. Publishers, resellers and the purchasing enterprises are all challenged by the logistical complexity, financial costs, administrative burden and the difficulties of distributing and tracking software, titles and updates across a large and dispersed user base. Under the traditional model, publishers also face additional inefficiencies, including:

     - the limited amount and type of software products sold in retail stores and catalogs;

     - the need to grant resellers and distributors generous rights of return to cover costs of inventory and risks that the software would no longer be used;

     - the risk of predicting what software customers will demand in the future; and

     - the risk of significant revenue recognition and restatement issues associated with any difference between projected and actual sales.

     Finally, publishers, distributors and traditional software resellers all face difficulty in obtaining demographic and behavioral information about software customers, making it hard for software publishers to offer personalized services and to directly market their products to certain consumer groups.

THE BEYOND.COM SOLUTION

     Beyond.com is a leading online reseller of software to consumers, small businesses and large enterprise customers. We offer a solution to many of the inefficiencies inherent in the traditional software reselling model. Key components of our solution include:

  Customer Convenience

     We offer convenient services to customers because we enable them to purchase software online twenty-four-hours-a-day, seven-days-a-week, from home or the office. Additionally, we are flexible on how we can distribute software: in shrink-wrap packages or by using digital download. We are also developing ways to simplify digital download for individual consumers to improve the quality and ease-of-use of our on-line shopping service.

  Selection

     We have the capacity for unlimited online shelf space. We offer our customers an extensive selection of software titles as well as related stock keeping units and product information. However, we do not face the expense of monitoring a physical store-based infrastructure. We carry approximately 41,000 software stock keeping units and approximately 5,600 stock keeping units that can be delivered to customers via digital download.

  Customized Service

     We capture significant customer preference data during each customer session on our Web site. With this information, we can customize a user's shopping experience on subsequent visits. As an online reseller, we can better educate the customer about software products through:

     - online product reviews and customer rankings;

     - product recommendations;

     - trial downloads;

     - additional product information; and

     - online customer support.

  Publisher Benefits

     As an online reseller of software products, we are not constrained by the inherent limitations of a physical store. Therefore, we can allow publishers to offer all of their available titles to customers in our online store. In addition, because we offer products for digital download, publishers reduce the risk of customer demand forecasting. As a result, we reduce the administrative costs and mitigate the significant revenue recognition and restatement concerns publishers face when they forecast demand. Finally, publishers can work with us to obtain demographic and behavioral data about end users. This data expands publishers' opportunities for marketing and targeted services.

  Digital Download

     We are currently a leading provider of digitally downloaded software. This technology enables us to offer our customers convenient delivery of software products at a reduced purchase price, creating a significant competitive advantage. Additionally, digital downloading offers us a more profitable method of delivering software products to our customers. We also believe that digital downloading enhances our ability to provide ongoing updates and upgrades to our customers' software, thereby enabling us to derive additional revenues following the initial software purchase. Using digital download, we are able to use the Internet not just as a sales and marketing tool, but also as a product delivery mechanism.

  Enterprise Benefits

     We provide our corporate and government customers with significant savings in the purchase, delivery, installation and maintenance of their software assets. Using digital download, our enterprise customers are able to deploy their software purchases rapidly, efficiently and securely. In addition, they are able to more effectively track and update their software assets following purchase, in order to better ensure the consistent use of compatible software across the enterprise.

STRATEGY

     Our objective is to be the dominant reseller of software to consumers, small businesses and large enterprises. We intend to capitalize on and extend our market position as one of the first movers in online software reselling through the following key strategies:

  Enhance New Brand Recognition

     We must build awareness of our Web site to attract and expand our Internet customer base. In August 1998, we began doing business under the name Beyond.com. Simultaneously, we also redesigned our Web site to improve our offerings to consumers and make our online store easier to use. We intend to promote, advertise and increase recognition of our brand through a variety of marketing and promotional techniques, including:

     - co-marketing agreements with major online sites and services;

     - expanding online content and ease of use of our Web site;

     - enhanced customer service and technical support (including issues unique to software reselling);

     - advertising on radio, television, leading web sites and other media;

     - conducting an ongoing public relations campaign; and

     - developing other business alliances and partnerships.

  Promote Digital Download

     We are currently a leader in digital download with approximately 5,600 software stock keeping units available for digital download from our online store direct to the end user's personal computer. Digital download offers convenience to customers and economic advantage to us and to software publishers that we believe are superior to those offered by traditional methods of software delivery. We intend to increase the number of software stock keeping units available for purchase by digital download and the number of customers who use digital download by:

     - simplifying the use of digital download for consumers by reducing the number of consumer actions required to complete a transaction and by clearly displaying the location of digitally downloaded software on the consumer's computer desktop;

     - working with software publishers on digital download initiatives;

     - enhancing our own technology and systems; and

     - implementing digital download promotional activities.

  Leverage and Further Develop Strategic Relationships

     We believe developing strategic relationships with a diverse set of partners including on-line portals, broadband access providers, computer hardware vendors, on-line content providers and software publishers is critical to our success. We intend to continue to leverage our strategic marketing alliances with America Online, Excite, Netscape, Network Associates and Yahoo!, and to leverage BuyDirect.com's strategic relationships with @Home, CNET, Xoom, ZDNet and other partners, to enhance our brand recognition and to increase customer acquisitions and sales. We also intend to expand our online visibility. As a result, we may enter into relationships with additional leading software publishers, Internet access providers, search engines and other high traffic Web sites. For example, in September 1998, we entered into agreements with Network Associates, granting us, among other things, the right, with several limitations, to be the exclusive reseller of certain retail software products on certain Network Associates' Web sites.

  Capitalize on Large Enterprise Opportunities

     In addition to targeting consumer and small business customers, we also will market our services to large enterprise customers, such as major corporations, government agencies and universities. We believe that the speed, convenience and cost advantages of digital download make digital download an attractive alternative method of purchasing software for large enterprises. We intend to become the online reseller of choice for large enterprise customers by capitalizing on our success in meeting the needs of our government customers.

  Maintain Technology Focus and Expertise

     We intend to leverage our scaleable, state of the art, interactive commerce platform to enhance the services we offer and to expand the benefits of online software reselling. We also intend to use our technology platform to further enhance our customer interaction and support systems which we believe offer us a competitive advantage. Our internal development group will continue to expend substantial efforts to develop, purchase, license and make technological advancements to our Web site and our transaction processing systems to enhance our availability, reliability and site up-time.

  Leverage Superior Economic Model; Focus on Online Environment

     We believe we have inherent economic advantages relative to software resellers operating through stores or catalogs because we are not burdened with the personnel costs or overhead of operating a physical store or the costs and limitations of selling through printed catalogs. We can also effectively target potential software customers because the demographics of Internet users overlap one-to-one with the demographics of potential software purchasers. We intend to leverage our online model and focus on delivering an increasing number of software products through digital download. Leveraging our online model and delivering products through digital download will allow us to achieve cost and margin advantages compared to traditional software resellers.

  Strengthen First Mover Advantages

     We believe significant barriers exist that make it increasingly difficult to enter the online software marketplace in a cost effective manner. These barriers include:

     - the necessary up front investment in technology and technical infrastructure, such as that required for real time processing of both payment and order fulfillment;

     - the time and expense required to develop an online store that effectively draws customers to a Web site;

     - the time, expense and expertise necessary to develop publisher and distributor relationships;

     - the need to develop strategic alliances with high traffic, high profile Web sites; and

     - the need to maintain and develop brand awareness.

     We intend to extend our first mover advantage in each of these areas.

OUR ONLINE SOFTWARE STORE

     In August 1998, we redesigned our Web site. We incorporated additional features to enhance our Web site's search, recommendation, and customization functionality. We believe these improvements, along with our new advertising and promotional activities and enhancements to our digital download process, will enhance the shopping experience for potential software purchasers.

     Customers enter our online store through our simple, intuitive and easy to use Web site. Our Web site instantly recognizes the customer's browser type and tailors the format of our online store to that system with customized pages for particular browsers. Our goal is to make the shopping process as easy as possible for customers. Users accessing our online store generally fall into one of two categories: individuals who know what product they want to buy and seek to purchase it immediately in a highly convenient manner; or individuals who browse the store, seeking an entertaining and informative shopping experience. We designed our online store to satisfy both types of users in a simple, intuitive fashion.

     Presently, customers who use our online store can:

     - conduct targeted searches through a catalog of approximately 41,000 software stock keeping units;

     - browse among featured software titles and special offers;

     - read customer reviews and customer productions ratings;

     - participate in promotions;

     - check the status of their orders;

     - access our customer support representatives by telephone and fax during regular business hours and by e-mail twenty-four-hours-a-day, seven-days-a-week;

     - read about a variety of highlighted subject areas and special features, including current event features and features arranged by topic, such as the Microsoft Showcase, the Macintosh Center and the Games Center; and

     - preview new or upcoming releases.

     We expect to further improve our online store to include specialty sections within the site, product reviews, greater interactivity and product presentations that we design based on customer preferences.

     Shoppers purchase products by simply clicking on a button to add products to their virtual shopping baskets. Just as in a physical store, customers can add and subtract products from their shopping baskets as they browse prior to making a final purchase decision. To execute orders, customers click on the buy button. A message on the screen prompts customers to supply shipping and, in the case of consumers, credit card details, either by e-mail or by telephone. Our store design allows customers to buy several products at once rather than having to repeat the same purchase process for each desired product. All customer information is stored on our secure server. We furnish customized order forms for repeat customers. Our system automatically confirms each physically shipped order by e-mail to the customer within minutes after the customer places the order and advises customers by e-mail shortly after our distributors ship the product. Our representatives handle customer service and support, answer general questions and provide product information by telephone, fax and e-mail.

     We believe that our representatives provide valuable feedback regarding customer satisfaction which we use to improve our services. We do not currently charge our customers for service and support services.

PRODUCTS

     We offer approximately 41,000 software stock keeping units from leading software publishers for physical delivery. Because of the efficiencies related to online inventory, we can offer a broad selection of hard to find and specialty software titles which may not be available in traditional software stores. A single software title often has multiple stock keeping units depending upon:

     - operating systems (i.e., Macintosh, Windows, Windows NT);

     - media (i.e., CD Rom, floppy disk); or

     - license type (i.e., single or multi-user licenses).

     We also offer approximately 5,600 stock keeping units from approximately 350 publishers for immediate delivery via digital download. These stock keeping units include popular titles by Adobe, Cybermedia, Electronic Arts, FileMaker Pro Inc. (formerly Claris), IBM, JavaSoft, Lotus, Microsoft, Network Associates, QUALCOMM, Sun Microsystems and Symantec.

     We have focused on offering as many major software titles as practical through digital download. Because of the limited bandwidth and relatively slow modem speeds now available, the size of many popular software titles currently prevents them from being delivered via digital download. We believe that ten megabytes is the maximum size of a software stock keeping unit that most consumers currently will purchase through digital download. A ten megabyte software stock keeping unit, such as Norton Utilities for Windows NT, takes approximately one hour for a complete digital download at 28.8 Kpbs. We believe that the size of new software products will continue to increase. Unless there is a significant increase in network bandwidth, customers may not want to download new software products because they are too large. However, we believe that as improvements in Internet infrastructure and bandwidth emerge, such as cable modems and digital subscriber line technologies, customer demand for products delivered through digital download and the speed at which we can electronically deliver them will increase. However, if digital download is not accepted by most customers, then our business will suffer. Even if most consumers use and accept digital download, the substantial existing and future technical challenges of electronically delivering software reliably and consistently in the long term may persist. Failure to overcome these challenges would materially hurt our business.

     We use traditional distributors to distribute our products for physical delivery. To distribute our products via digital download, we download the substantive majority of the product directly from the software publishers. We do not carry significant inventory and we primarily rely on distributors rapidly to distribute physical products directly to customers. When a customer places an order for shrink-wrap software, we promptly transmit the order information to the distributor for processing and rapid distribution to customers. We have developed customized information systems and automated ordering processes to allow us to pursue our goals:

     - to offer an extensive selection of products;

     - to avoid the high costs and capital requirements associated with owning and warehousing product inventory; and

     - to escape the significant operational effort associated with same day processing and shipment.

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

     A single major software distributor supplied us with software that accounted for a substantial portion of our total software sales in 1997 and 1998. Although we believe that we can replace our relationship with this major software distributor without much difficulty, if this relationship terminates and publishers or distributors that currently supply us with software also cease to supply us, we cannot be assured that we will be able to establish new relationships with other publishers and distributors to replace such existing relationships. We cannot assure that our current vendors will continue to supply stock keeping units to us.

     We have three contracts with departments of U.S. government agencies. The first two of these agreements accounted for approximately 29% of our revenues in 1997 and approximately 28% in 1998. Microsoft supplies us with a substantial majority of the software sold under these agreements. These agreements with the U.S. government are renewable on an annual basis and may be terminated for any reason at any time. Therefore, we may not receive any revenue from sales of software to the U.S. government in the future. Our contract with Microsoft may be terminated for any reason by providing written notice at least 30 days before a given term expires. If the U.S. government terminates or fails to renew any one of these agreements or if Microsoft fails to supply its software products to us for resale, our business would suffer materially. Furthermore, our contract with Microsoft permits Microsoft to approve our credit worthiness by evaluating publicly available information. In addition, as long as the request is reasonable, Microsoft may reasonably require us to provide sufficient additional information to determine our credit worthiness. If Microsoft determines that we are no longer creditworthy or that we failed to comply with the payment or reporting terms of our agreement, then it may require us to post security that it deems acceptable. We have also entered into an agreement with GTSI pursuant to which we perform digital download of certain software resold by GTSI to the U.S. government. We have no other customers who accounted for more than 10% of our revenues in 1997 or in 1998.

MARKETING AND SALES

  Strategic Relationships

     We pursue strategic relationships to expand our online presence, increase our access to online customers and build our brand recognition. In pursuing these relationships, we seek to be the exclusive or semi-exclusive reseller of software on key screens of major Web sites. To date, we have entered into the following relationships:

     Yahoo!. In February 1999, we entered into a non-exclusive agreement with Yahoo! Inc., a global Internet media company that offers a branded network of comprehensive information, communication and shopping services. Over the 18-month term of this agreement, we will make fixed payments, which may be augmented by certain performance-based payments. Under the agreement, Yahoo! will:

     - promote and advertise Beyond.com as a premier software merchant by delivering page views across Yahoo!'s branded network of sites; and

     - place promotions and advertisements, which will provide links to our Web site, on the Yahoo! home page (the Web page currently located at http://www.yahoo.com), My Yahoo! (Web pages personalized by Yahoo! users), Yahoo! Shopping (Web pages that enable Yahoo! users to locate, compare and buy products), Yahoo! Games (Web pages that enable Yahoo! users to interact and play games) and relevant categories and search result pages in the Yahoo! directory (Web pages that appear in response to a user's particular search request).

     America Online. In March 1998, we entered into an agreement with America Online, the leading online service provider with approximately 14 million members, for a term of 42 months. Under the agreement, America Online will:

     - promote our Web site as the exclusive and semi-exclusive reseller of software products on certain screens in the America Online service and America Online's Web site;

     - deliver a specified number of screen views with links to our Web site over the term of our agreement;

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

     - advertise Beyond.com as the exclusive software reseller on certain screens included in the Computing Channel, the America Online Personal Finance Channel, and the Games Channel, subject to certain limitations or payment adjustments required of us; and

     - promote Beyond.com as a software reseller on a semi-exclusive basis on certain screens on the Computing Channel, and the Entertainment Web Channel, among others.

     There are important exceptions to the exclusivity rights discussed above, including software products sold by or on behalf of publishers and by America Online through "pop up" advertisements.

     Under the agreement with America Online, we must make minimum payments totaling $21 million to America Online by March 1, 2000. In addition, we must pay a percentage of revenues that we earn on software sales to America Online members above specified minimum amounts. We can sell advertising on our promotional screens on the America Online service and Web site as long as we pay a percentage of certain advertising revenues above specified minimum amounts to America Online.

     Under the agreement, America Online in its sole discretion may reduce or cease placements of our promotions. America Online also may restrict access from its service to our Web site in certain circumstances if the functional integrity of the America Online service is compromised or America Online's ability to provide service to its users is adversely affected. America Online also may change its business model so that a substantially larger number of America Online members pay hourly charges for general access and use of the America Online service, which may have a material adverse effect on the sale of the Company's products. If America Online changes its business model in this way, we will adjust the payments we make to America Online. Our agreement with America Online expires in August 2001, or earlier in the event of a material breach, and America Online has the right to renew this agreement for two successive one-year terms, during which time America Online has no exclusivity obligations to us.

     Excite. In March 1998, we entered into an agreement with Excite, a leading search engine provider with over fifty million page views a day, for a term of at least 36 months. Under the agreement, Excite agreed not to display paid promotional links or advertisements of other specified types of software resellers on certain screens within certain channels of Excite's "excite.com" Web site. These screens include certain screens in Excite's Computers and Internet Channel and the Computers and Software Department of its Shopping Channel. In addition, we have the right to display links to our Web site on certain other screens on Excite's Web site. Over the term of this agreement, Excite must deliver a specified number of screen views with links to our Web site. Over the first three years of this agreement we must make substantial payments to Excite and pay a percentage of certain transactional revenues that we earn above specified minimum amounts. Our agreement with Excite ends when Excite satisfies its obligations to deliver screen views with links to our Web site. However, the agreement will not terminate before April 2001, except if either party materially breaches the contract.

     Netscape. In June 1997, we entered into an agreement with Netscape, a leading provider of open software for linking people and information over intranets, extranets and the Internet, for a term of 24 months from August 1, 1997. Under the agreement, we created an online store -- the "Netscape Software Depot by Beyond.com" -- to market and distribute software products which are compatible with the Netscape ONE platform Internet site. Under the agreement, we allocate sales and advertising revenues generated from this online store based on specified percentages. Under the agreement, we paid Netscape for a license to use certain Netscape trademarks. The agreement terminates on July 31, 1999, and either party also can terminate this agreement if either the specified screen views with links to our Web site or net revenue milestones have not been met. Pursuant to the terms of the agreement, Netscape has notified us that it does not intend to renew this contract after termination. We do not expect that the non-renewal of this agreement will have a material adverse effect on our business.

     Network Associates. Since September 1997, we have entered into various agreements with Network Associates, a developer of electronic commerce locations and producer of certain products marketed under the McAfee name. These agreements concern the online sale of software and the management of certain

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

Web sites. Under these agreements, we act as a reseller of Network Associates' products on our Web site and co-host of certain Internet sites developed by Network Associates.

     We cannot assure that enough people will visit our online store or that we will make enough sales to meet our financial obligations to America Online, Excite, Network Associates or Yahoo!. We continue to maximize benefits derived from each of these agreements. However, we are also uncertain whether we will satisfy our obligations under our strategic contracts so that America Online, Excite, Network Associates or Yahoo! will not terminate our agreements. Our failure to do any of the above will likely have a material adverse effect on our business. In addition, we may not automatically renew our agreements with America Online, Excite, Network Associates and Yahoo! when they expire. We cannot assure renewal of any of the agreements at all or on terms that are acceptable to us. Furthermore, we based our significant investment in our strategic relationships on several factors, including:

     - the continued positive market presence of Excite, Network Associates and Yahoo!;

     - the reputation and anticipated growth of America Online, Excite, Netscape, Network Associates and Yahoo!; and

     - the commitment by each of America Online, Excite and Yahoo! to deliver specified numbers of screen views with links to our Web site.

     If the significant market presence, business or reputation of our strategic partners declines, or America Online, Excite or Yahoo! fail to deliver the specified numbers of screen views with links to our Web site, then our agreements with them will be less valuable. A significant decrease in the value of these agreements will likely have a material adverse effect on our business. In addition, we, along with America Online, may separately pursue and sell advertising in our content areas distributed through America Online. We cannot assure that America Online will not compete with us for limited software reseller advertising revenues. We expect our agreements with America Online, Excite, Network Associates and Yahoo! to represent significant distribution channels for our software sales. The termination of any of these agreements would likely have a material adverse effect on our business.

     As a result of the BuyDirect.com merger, we have assumed BuyDirect.com's agreements with @Home, CNET, Xoom and ZD Net. The total amount that we are obligated to pay over the next four years pursuant to these and other contracts is $26.7 million, approximately $13.9 million of which will be paid in 1999. Sales we generate from these contracts may be insufficient to justify our significant fixed financial obligations to @Home, CNET, Xoom, ZD Net. Each of these agreements may be terminated prior to the completion of their terms in the event of a material breach. We may be unable to renew these agreements on commercially acceptable terms, or at all.

  Traditional Advertising

     In August 1998, we began to promote our online stores through a proactive advertising program. This program initially targeted potential customers through national media outlets such as magazines, newspapers and radio broadcasts. In December 1998, we began advertising on television. We have continued our expenditures for advertisements in traditional media during the first quarter of fiscal 1999 and expect to do so in the future. We believe our ongoing advertising program will facilitate the continued growth of our brand, increase the reach of our name recognition and drive new customers to our online store.

  Online Advertising

     In addition to our strategic agreements and traditional advertising, we use many online sales and marketing techniques to increase brand recognition and drive traffic to our online stores. These include purchasing banner advertising on search engine Web sites and Internet directories and direct links from publisher home pages.

     We can display banner advertisements for certain periods of time or when a user searches for information relating to certain keywords (such as "software") and programs, as well as the names of
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

publishers. We also have established direct links with the Web sites for certain software publishers. These links allow a potential customer visiting that publisher's Web site to automatically link to our order form and purchase software.

  Direct Marketing

     We believe that the demographics of Internet users overlap one-to-one with the demographics of potential software purchasers and that the Internet provides additional opportunities for direct marketing to the Company's customers through a variety of mechanisms. We are exploring such direct marketing opportunities as store customization to present each customer with a customized merchandise assortment based on historic purchasing patterns and equipment type. We use direct marketing techniques to target new and existing customers with customized offers such as an e-mail newsletter that includes purchase recommendations based on demonstrated customer preferences or prior purchases. We intend to enhance such techniques in the future.

  Affiliates Program

     Our Affiliates Program increases our market presence by allowing affiliate Web sites to offer software to their audience for which we provide fulfillment. The affiliate embeds a hyperlink to our site, together with software recommended for that affiliate's targeted customers base. This hyperlink automatically connects the customer to our online store where the affiliate's customer may place an order. The affiliate can offer enhanced services and recommendations, while avoiding ordering and fulfillment costs. Under these short term arrangements, we must pay the affiliate a small percentage of the sales they generate. We can terminate these agreements with limited notice.

  Customer Service and Support

     We believe that we can establish and maintain long-term relationships with our customers and encourage repeat visits and purchases if, among other things, we have good customer support and service. We believe that the online resale and digital download of software present complex customer service and support challenges that we have the expertise to address. We further believe that our ability to address these challenges for our large and growing customer base represents a significant competitive advantage for us. Our customer support and service personnel handle general customer inquiries and basic technical questions, answer customer questions about the ordering process, and investigate the status of orders, shipments and payments. They also work with customers unfamiliar with the digital download process to ensure proper online delivery of software directly to our customers' computers. We have automated certain of the tools used by our customer support and service staff, such as tracking screens that let our support staff track a transaction by any of a variety of information sources. At any time in the purchasing process, a customer can access our support staff by fax or e-mail by following prompts located throughout our online store, or by calling our toll free telephone line. Customers who do not wish to enter their credit card numbers through the Web site also may use the toll free line for purchases. We currently employ a staff of customer support and service personnel available twenty-four-hours-a-day, seven-days-a-week. We outsource our first level of customer support and services through a leading provider of customer support services.

     The U.S. government and corporate consumers purchase a substantial portion of our software sales. Therefore, we maintain specialized support staffs for these departments. Also, our government and corporate support staffs provide standard support services as well as targeting particular government and corporate customers for specific new products and version enhancements. We intend to increase our sales and marketing efforts with respect to both government and corporate purchasers.

  We Maintain a Structured Return Policy

     A customer may return products for replacement or credit if we authorize the credit. A customer may return shrink-wrap product with a return material authorization number. We issue the customer a corresponding credit when we receive a credit from the appropriate distributor indicating receipt of the

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

returned product. We issue the customer a credit for electronically distributed products only when we receive by facsimile a signed "letter of destruction" from the customer.

TECHNOLOGY

     We use complex proprietary and commercially licensed technology to simplify and enhance the customer experience by developing ways to simplify the use of digital download by reducing the number of customer actions required to complete a transaction and by clearly displaying the location of digitally downloaded software on the consumer's desktop. We are also using our technology to make our management reporting process as seamless and simple as possible. To this end, we developed technologies and systems to support scaleable, flexible and simple online reselling in a secure and easy to use manner. By using a combination of proprietary solutions and commercially available licensed technologies, we have developed systems for online content dissemination, online transaction processing, customer service, market analysis and electronic data interchange. We integrated these proprietary and commercially available systems into a unified software sales and reporting system. Research and development costs in 1996, 1997 and 1998 were $431,000, $1.1 million and $4.2 million, respectively. We expect these expenses to continue to increase during 1999.

  Scalability and Flexibility

     We built our hardware and software architecture on a transaction-processing model which allows us to distribute the processing load among multiple parallel servers. This architecture allows us to scale by either adding new servers or increasing the capacity of existing servers. We designed our hardware and software configuration to scale to support growth while maintaining user performance and minimizing the cost per transaction. In the rapidly changing Internet environment, it is important that we are able to update our system to stay current with new technologies. Our system's template technology and modular database design allow us to easily add or replace software components, page layout templates and search and retrieval engines with minimal effort and disruption. We designed our hardware and software architecture to allow us to inexpensively and rapidly add co-branded Web sites that integrate with our online store.

  Seamlessness

     Our multiple hardware and software systems are designed to integrate seamlessly to manage real time transactions with limited human intervention. Our systems are designed to automatically process orders for downloadable software to completion, route electronically orders for products that we must ship to one of our distributors as well as charge the customer's credit card after there is confirmation that one of our distributors shipped the products and automatically route orders requiring human intervention to our customer service representatives.

  Components of Our Technology

     We use commercially available software as well as software we developed internally. We have a policy of limiting the number of hardware and software vendors whose products are used in our production systems. This policy facilitates integration, maintenance, performance and upgrades.

  Store Engine Architecture

     We base our hardware and software systems on a distributed transaction-processing model. This model allows us to distribute applications and data among multiple parallel servers. We developed many of the software components and the pages of our Web site in a manner that lets us separate the page look and feel from the individual data elements and their associated database lookups. This separation permits frequent changes to product pricing information, reduces software updates for Web site changes and minimizes the engineering required to maintain a growing amount of items and content. We use proprietary technology that allows Web sites with different formats to integrate our online store elements, such as search, vendor and product pages. This technology allows us to maintain several Web storefronts over a single order processing and customer service system.

  Enterprise Download Manager

     For the large enterprise environment, we developed technology to aid in the distribution of large software products (in terms of number of bytes) and large numbers of software products. This technology includes server software, which maintains a cache of software downloaded to key locations behind a customer's firewall and an enhanced version of the Sm@rtCert technology licensed on a non-exclusive basis from CyberSource which we offer as an integrated service. We call this integrated service the "Enterprise Download Manager." By distributing caches of software (many of which may be too large to download) to key locations within an enterprise, a large enterprise can ensure that the current release of software is available to its staff with minimal supervision. We can overcome problems of failed download and lost connections by providing a dedicated server with our Enterprise Download Manager service to manage and receive the download. By using a local cache, the Enterprise Download Manager satisfies most requests for software updates internally. This significantly reduces the amount of network traffic. We use this technology to deliver products electronically together with marketing and promotional information. In addition, our Enterprise Download Manager service tracks the transmission of software via digital download. If there is a disruption of the transmission, Enterprise Download Manager restarts the transmission and completes the interrupted download without the need to restart the entire download.

  Back Office Processing

     The real time nature of fulfilling downloaded software orders adds significant complexity to the design of our back office system. Typical transaction processing systems assume that a physical process must take place to deliver the product. The time required for physical delivery eliminates the need to process orders in real time (as well as the customer's expectation of real time processing). When a customer wants to download the software it purchases via digital download, the customer expects to be able to start downloading within seconds of confirming the transaction. This need for almost instant initiation of delivery impacts the design and operation of our entire back office system. We must automate every element of a sale because we do not have the time needed for human intervention.

     We believe that our sophisticated back office transaction processing system, which successfully processes, manages and fulfills software orders for digital download with limited human intervention in real time, is a significant competitive advantage. Our transaction processing system incorporates commercially available database components purchased from leading vendors, proprietary software products we developed and Internet commerce services supplied by CyberSource. This system accepts orders captured by the store engine and processes them according to pre-coded rules, validates each order, screens the order for possible fraud, authorizes the payment method and transmits an electronic message to our distributors for physical delivery or allows the customer to download the product through digital download following approval of an order. Our customer service representatives can access the entire history of any order or customer online through a Web-based interface. Representatives also can manage an order entirely from within this interface. Our system logs all actions by a customer service representative including the identity of the representative, the actions taken and a time stamp of the actions.

  Data Warehouse

     We use a database management system to index, retrieve and manipulate product information, content, product catalogs, orders and transactions, customer information and perform rapid searching, sorting, viewing and distribution of a large volume of content. The data warehouse lets us access detailed transaction and customer interaction data and perform proprietary market analysis. Our data warehouse incorporates commercially available hardware and software combined with our proprietary software in a configuration that we developed. This data warehouse provides a unified platform for our store engine and back office systems. Any reduction in performance, disruption in Internet access or discontinuation of services provided to us by CyberSource might materially hurt our business. We cannot assure that we will:

     - accommodate increases in network traffic in the future;

     - accurately project the rate or timing of such increases;

     - upgrade our systems and infrastructure to accommodate future traffic levels on our online sites;
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

     - effectively upgrade and expand our transaction processing systems;

     - successfully integrate any newly developed or purchased modules with our existing systems;

     - successfully use new technologies; or

     - successfully adapt our online sites, proprietary technology and transaction processing systems to meet customer requirements or emerging industry standards.

SECURITY

  Customer Reassurance

     To be a successful online retailer, we must maintain the integrity of information, particularly the security of information such as credit card numbers. We believe that our existing security systems are at least as secure as those used for traditional transactions (i.e., in store or mail order purchases). We also believe that we have a comprehensive security strategy. Our system automatically monitors each purchase, confirms each order by e-mail to the customer within minutes after the customer places the order and advises customers by e-mail shortly after our distributors ship physical orders.

  Fault Tolerance and Scaleable Internet Access

     We designed our systems for automatic transfer to "hot" spare systems in the event of a failure. We also equipped our systems with fully automated reporting tools. These tools provide automated trouble notification and detailed event logging. We maintain a minimum of two of each critical production system. For distributed systems such as web servers, as many as 30 systems may be active. A load distribution system monitors traffic to each server. Should a system fail to respond to a request, the automated distribution system will redistribute traffic among the remaining machines with no loss of user functionality. Standby systems that monitor the health of the live machine automatically take over in the event of a failure of our firewall and load distribution system. After correcting the problem, these automated systems then notify technical staff by pager so our staff can replace or repair the failed system.

     We contract with a Web site provider that specializes in providing scaleable business solutions to high volume Internet sites for mission critical Internet connectivity. We contracted with the provider to deliver a secure platform for server hosting with uninterruptible power supply and back up generators, fire suppression, raised floors, heating ventilation and air-conditioning, separate cooling zones, seismically braced racks, operations twenty-four-hours-a-day, seven-days-a-week and high levels of physical security. We connected our systems to a high speed Internet connection with multiple, redundant interconnects to key backbone locations.

     Notwithstanding these precautions, we cannot assure that the security mechanisms used by us, our suppliers or our Internet provider will prevent security breaches or service breakdowns. Despite the network security measures we have implemented, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. Such a description could lead to interruptions or delays in our service, loss of data, or our inability to accept and fulfill customer orders. Any of these events would materially hurt our business, results of operations and financial condition.

THE BUYDIRECT.COM MERGER

     On March 30, 1999, we completed a transaction whereby one of our wholly-owned subsidiaries merged with and into BuyDirect.com, a leading online software retailer for consumers and business customers. The following is a summary of certain aspects of the BuyDirect.com merger agreement, the merger and related transactions and is qualified in its entirety by reference to the amended and restated merger agreement dated as of March 15, 1999.

     In connection with this merger, we will issue approximately 4,943,767 shares of our common stock to BuyDirect.com's stockholders in exchange for their outstanding shares of BuyDirect.com common and preferred stock. We have also reserved for issuance upon exercise of options we assumed in connection

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

with the merger approximately 281,988 shares of our common stock. Each option we assumed will continue to have, and be subject to, the same terms and conditions as set forth in the BuyDirect.com 1998 Stock Option Plan and in the respective option or warrant agreements governing such option immediately prior to the merger except that such options will be exercisable for shares of our common stock. We will account for the merger using the purchase method of accounting. Upon completion of the offering, the shares of our common stock issued in connection with the merger will constitute approximately 14% of our outstanding common stock.

     The BuyDirect.com merger agreement contains customary representations and warranties on the part of BuyDirect.com and its principal stockholders regarding such matters as BuyDirect.com's corporate good standing, capital structure, intellectual property ownership, pending litigation, assets and liabilities, employee relations, material contracts, tax good standing, compliance with laws and regulations, customers and internet traffic. We also made certain representations and warranties to BuyDirect.com and its principal stockholders regarding certain of such matters.

     Pursuant to the merger agreement and subject to a threshold and certain limitations and exceptions, each of the BuyDirect.com principal stockholders agreed to indemnify us and each of our officers, directors, employees, agents and representatives with respect to breaches of any representations, warranties, covenants or other agreements made by BuyDirect.com or the BuyDirect.com stockholders in the merger agreement or any damages suffered by us by reason of any third-party claims existing prior to the merger.

     Fifteen percent of the shares to be issued to the BuyDirect.com stockholders are being held in escrow for a period not to exceed fifteen months after the date of the closing of the merger to secure the indemnification obligations of the BuyDirect.com stockholders.

     The holders of our common stock issued in connection with the merger have the right to require us to file a registration statement by July 16, 1999, with respect to approximately 4,943,767 shares of our common stock which will be issued in connection with the merger in exchange for BuyDirect.com common and preferred stock. We have the right to delay the filing of this registration statement until 30 days after the completion of the sale of securities under this prospectus, as well as under certain other circumstances. We are also obligated to file a registration statement within 15 days of the closing of the merger to register approximately 281,988 shares of our common stock reserved for issuance upon the exercise of options we assumed in connection with the merger.

RELATIONSHIP WITH CYBERSOURCE CORPORATION

     In December 1997, in order to focus on our core business of selling software over the Internet, we spun off our Internet commerce services business to a new Delaware corporation, now called CyberSource. In connection with this spin off, we entered into certain agreements with CyberSource to define the ongoing relationship between our two companies. At the time of the spin off, all of our directors were directors of CyberSource and other members of our management team joined CyberSource as executive officers. Accordingly, these agreements may not be deemed the result of arm's length negotiations.

     Under our conveyance agreement with CyberSource dated December 31, 1997, we transferred to CyberSource:

     - technology (including rights to patent applications, trademarks and other of our intellectual property rights);

     - contracts and licenses with third parties; and

     - certain tangible assets that we use for credit card processing, fraud screening, export control, territory management and electronic fulfillment notification.

     In addition, we transferred employees who worked on our Internet commerce services business to CyberSource.

     Under the terms of our inter-company cross license agreement with CyberSource, which we entered into in April 1998 and amended in May 1998, we granted to CyberSource a non-exclusive, worldwide,

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

perpetual, irrevocable, royalty-free license to internally use our Cache Manager technology, and use and sublicense our customer database for certain limited purposes relating to fraud verification and detection. In exchange, CyberSource granted us a worldwide, perpetual, irrevocable, royalty-free license to internally use CyberSource's Sm@rtCert technology with the right to modify the technology so we may embed such technology into our Cache Manager (either alone or in combination with other software) for subsequent sublicense and for use by enterprises and government agencies. This agreement also provides that we jointly own certain utility tools. It allocates between us and CyberSource ownership of certain inventions made by each party on or before June 30, 1998, and ownership of certain improvements, enhancements and modifications by the parties to the Sm@rtCert and Cache Manager technologies made through 1999. Each party agreed to indemnify the other against any third party claim against the licensor resulting from the licensee using the licensed technology, except to the extent such a third-party claim is based upon a claim that the licensed technology infringes upon its intellectual property rights.

     We also entered into an Internet commerce services agreement with CyberSource. Under this agreement, CyberSource agreed to provide certain services to us including credit card processing, fraud screening, export control, territory management and electronic fulfillment, in a "back office" capacity. CyberSource agreed to indemnify us for an amount not to exceed $100,000 if a third party claims that the services CyberSource provides to us, or the use of any software that CyberSource provides in connection with the services, infringes upon the third party's intellectual property rights. We agreed to indemnify CyberSource for an amount not to exceed $100,000 if a third party claims that the software we distribute infringes upon its intellectual property rights. This services agreement expired on December 31, 1998, and automatically renewed for an additional one-year term, unless either party terminates it.

     Based on our relationship with CyberSource, our business would be disrupted if:

     - CyberSource discontinues any of the services that it provides to us under the services agreement;

     - either party terminates the cross license agreement; or

     - CyberSource reduces its performance so we must replace such services or internally develop or license such technology from a third party.

     CyberSource provides to other customers, including our competitors, the same services that it provides to us. Under our agreements with CyberSource, CyberSource may compete directly with us, acquire a third party which competes with us, or be acquired by a third party which competes with us. Any of those actions could materially hurt our business.

COMPETITION

     The online commerce market is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future because barriers to entry are minimal, and current and new competitors can launch new Web sites at relatively low cost. In addition, the software reselling industry is intensely competitive. We currently compete primarily with traditional software resellers, other online software resellers and other vendors.

     In the online market, we compete with online software resellers and vendors that maintain commercial Web sites (including CompUSA, Outpost.com, Egghead.com and Buy.com). We also compete with the growing number of software publishers that sell their software products directly online. barnesandnoble.com and Amazon.com also resell software online. We also anticipate that we may soon compete with other software publishers, including Microsoft, that plan to sell their products directly to customers online, and indirect competitors that specialize in online commerce or derive significant revenues from online commerce, including America Online, Netscape, Amazon.com and Yahoo!.

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

     In addition, the following entities have established, or may soon establish, commercial Web sites offering software products:

     - mail order and/or direct marketers of computer products (including cataloguers such as Micro Warehouse and CDW Computer Centers and manufacturers such as Dell Computer, Compaq Computer Corporation and Gateway); and

     - major retailers of other related products, such as OfficeMax, Staples, Office Depot and Wal-Mart.

     Competitive pressures created by any one of these current or future competitors, or by our competitors collectively, could materially hurt our business.

     We believe that the principal competitive factors in our market are:

     - brand recognition;

     - selection;

     - convenience;

     - price;

     - speed and accessibility;

     - customer service;

     - quality of site content; and

     - reliability and speed of fulfillment.

     In addition to those factors, the large enterprise market also focuses on:

     - compatibility of products;

     - administration and reporting;

     - single source supply;

     - security; and

     - cost-effective deployment.

     Many of our current and potential competitors have longer operating histories and larger customer bases than we do. In addition, many of our current and potential competitors have greater brand recognition and significantly greater financial, marketing and other resources than we do.

     In addition, as more people use the Internet and other online services, larger, well established and well financed entities may:

     - acquire online competitors or software publishers or suppliers;

     - invest in online competitors or software publishers or suppliers; or

     - form joint ventures with online competitors or software publishers or suppliers.

     Certain of our actual or potential competitors, such as Ingram Micro and Tech Data, may be able to:

     - secure merchandise from vendors on more favorable terms;

     - devote greater resources to marketing and promotional campaigns;

     - adopt more aggressive pricing or inventory availability policies; and

     - devote substantially more resources to Web site and systems development than we do.

     Competitors such as Software Spectrum, GTSI, ASAP and Corporate Software & Technology have greater experience in selling software to the large enterprise market than we do. In addition, new technologies and expansion of existing technologies, such as price comparison programs that select specific titles from a variety of Web sites, may direct customers to online software resellers which compete with us and may increase competition. Increased competition may reduce our operating margins, as well as cause a loss to both our market share and brand recognition. Further, to strategically respond to changes in the competitive environment, we may sometimes make pricing, service or marketing decisions or acquisitions that could materially hurt our business. In addition, companies controlling access to Internet transactions through network access or Web browsers could promote our competitors or charge us a substantial fee for inclusion in their product or service offerings. We cannot assure that we can compete successfully against current and future competitors. Failure to compete successfully against our current and future competitors could materially hurt our business.

\ LEGAL PROCEEDINGS

     From time to time, we are involved in litigation arising in the ordinary course of our business. We do not believe that we are presently subject to any material legal proceedings. On April 6, 1999, Digital River, Inc. filed a complaint against us in Hennepin County District Court in the State of Minnesota, claiming that certain of our officers made allegedly false and defamatory statements regarding Digital River's business and interfered with Digital River's business. The complaint seeks temporary and permanent injunctive relief and unspecified damages. The parties are now engaged in discovery and a hearing on the preliminary injunction motion is scheduled for April 21, 1999. We intend to defend ourselves vigorously against Digital Rivers' claims; however, there can be no assurance that an injunction or damages will not be granted against us, which could adversely affect our business, financial condition, results of operations or the price of our stock.

PROPRIETARY RIGHTS

     We rely on a combination of copyright, trademark, patent and trade secret laws and contractual restrictions to establish and protect our technology and proprietary rights and information. We require employees and consultants to sign confidentiality agreements. However, we cannot assure you that our steps will be sufficient to prevent misappropriation of our technology and proprietary rights and information or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours.

EMPLOYEES

     As of March 31, 1999, we employed 249 employees. We also employ independent contractors and other temporary employees. Labor unions do not represent any of our employees. We consider our employee relations to be good. Competition for qualified personnel in our industry is intense, particularly for software development and other technical staff. We believe that we need to continue to attract, hire and retain qualified personnel to be successful in the future.

FACILITIES

     Our principal administrative, engineering, marketing and customer service facilities total approximately 75,197 square feet. We sublease these facilities, which are located in Sunnyvale, California. Our sublease expires in September 2003, unless terminated sooner. We made a security deposit payment of $892,000. We must also make monthly payments of approximately $149,000 increasing to $174,000 over the term of the sublease. We do not have an option to renew or extend the sublease. In addition, in connection with the BuyDirect.com merger, we assumed two subleases, one for approximately 12,100 square feet in San Francisco, California expiring in June 2000, and another for approximately 3,233 square feet in Portland, Oregon, expiring in October 2000, pursuant to which we are required to make monthly basic rent payments of $32,267 and $2,964, respectively.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information about our executive officers and directors.

            NAME               AGE                     POSITION WITH COMPANY
            ----               ---                     ---------------------
William S. McKiernan.........  42    Chairman of the Board of Directors
Mark L. Breier...............  39    President, Chief Executive Officer and Director
John P. Pettitt..............  37    Executive Vice President and Chief Technology Officer
James R. Lussier.............  42    Vice President, Business Operations and Corporate
                                     Strategy
Michael J. Praisner..........  52    Vice President, Finance & Administration and Chief
                                     Financial Officer
Alan C. DeClerck.............  44    Vice President, Worldwide Sales
Brian J. Sroub...............  39    Vice President, Marketing
Mala Anand...................  31    Vice President, Engineering
John D. Vigouroux............  39    Vice President, Business Development
Douglas Carlston(2)..........  51    Director
John S. Chen(2)..............  43    Director
Bert Kolde(1)................  44    Director
Ronald S. Posner(1)..........  56    Director

---------------
(1) Member of audit committee.
(2) Member of compensation committee.

     WILLIAM S. MCKIERNAN is a co-founder of Beyond.com and has served as Chairman of our Board of Directors since March 1998. From Beyond.com's inception in 1994 to March 1998, Mr. McKiernan served as our President and Chief Executive Officer. Mr. McKiernan also currently serves as a director, President and Chief Executive Officer of CyberSource Corporation. From 1992 to 1994, Mr. McKiernan held a number of positions at McAfee Associates, Inc. (now known as Network Associates), including President and Chief Operating Officer, the positions he held during its initial public offering in October 1992. Prior to joining McAfee Associates in 1992, Mr. McKiernan was Vice President of Princeton Venture Research, Inc., an investment banking and venture consulting firm from 1990 to 1992. Mr. McKiernan has also held management positions with IBM/ROLM and Price Waterhouse. Mr. McKiernan holds an M.B.A. from the Harvard Business School.

     MARK L. BREIER joined Beyond.com in March 1998, as a director and our President and Chief Executive Officer. From January 1997 until he joined Beyond.com, Mr. Breier served as Vice President of Marketing of Amazon.com, Inc. From April 1995 to January 1997, Mr. Breier served as Vice President of Marketing of Cinnabon World Famous Cinnamon Rolls. Mr. Breier was involved in product management and introduction at Dreyer's Grand Ice Cream from 1990 to April 1995, at Kraft Foods, Inc., a multinational consumer products company, from April 1986 to October 1988, and at Parker Brothers, a worldwide manufacturer of toys and games, from August 1985 to March 1986. Mr. Breier holds a B.A. in Economics from Stanford University and an M.B.A. from the Stanford University Graduate School of Business.

     JOHN P. PETTITT is a co-founder of Beyond.com and has served as our Executive Vice President and Chief Technology Officer since its inception in 1994. From 1992 to 1994, Mr. Pettitt consulted on a number of Internet and intranet projects, including a national medical imaging network. From 1986 to 1992, Mr. Pettitt served as Group Vice President and Technical Director of Specialix PLC, a leading supplier of communications controllers for UNIX systems. While at Specialix, Mr. Pettitt received the 1992 British Design Award for designing a new distributed, fault tolerant data switch. Mr. Pettitt also co-founded the United Kingdom Internet Consortium.

     JAMES R. LUSSIER joined Beyond.com in April 1998 as our Vice President, Business Operations and Corporate Strategy. From September 1993 to April 1998, Mr. Lussier served as an Associate Partner of Andersen Consulting where he was responsible for the Electronics and High Technology Strategy Practice Group and was a member of the Commerce Core Team. Mr. Lussier holds a B.S. in Finance from the Wharton School, University of Pennsylvania, an M.A. in Sociology, with an emphasis in Statistics, from the University of California at Berkeley and an M.B.A. from the Stanford University Graduate School of Business.

     MICHAEL J. PRAISNER joined Beyond.com as our Vice President, Finance and Administration and Chief Financial Officer in April 1998. From 1995 to February 1998, Mr. Praisner served as Vice President, Finance and Administration, Chief Financial Officer and Secretary of Silicon Storage Technology, Inc., a supplier of flash memory devices. From 1994 to 1995, he served as Vice President, Finance and Chief Financial Officer of MicroModule Systems, Inc., a manufacturer of multichip modules for computer and telecommunications applications. From 1992 to 1993, he served as Vice President, Finance and Chief Financial Officer of Electronics for Imaging, Inc., a manufacturer of color desktop publishing computer systems. During part of 1991, he served as Vice President, Finance and Chief Financial Officer of Digital Link Corp., a computer communications equipment company. From 1989 to 1991, he served as Corporate Controller of Applied Materials Inc., a manufacturer of semiconductor wafer fabrication equipment. Mr. Praisner holds a B.A. in Liberal Arts and an M.B.A. from Southern Methodist University and is a Certified Public Accountant.

     ALAN C. DECLERCK joined Beyond.com in April 1998 as our Vice President, Sales. From August 1995 until he joined Beyond.com, Mr. DeClerck served as International Director, ISVs & Integrators, for Sun Microsystems Computer Corporation. From January 1990 until August 1995, Mr. DeClerck served in other roles at Sun Microsystems, including Director, Corporate Business Development, Director of Marketing and Business Development at FirstPerson, a Sun Microsystems subsidiary that developed the initial Java technology, and various sales and sales management roles. Mr. DeClerck was involved in marketing and sales roles from 1980 until 1989 at Network Equipment Technologies, Industrial Networking, Inc. and General Motors Corporation. Mr. DeClerck holds an A.B. in International Relations from Brown University, a M. Phil. in International Relations from Oxford University and an M.B.A. from the Stanford University Graduate School of Business.

     BRIAN J. SROUB joined Beyond.com in April 1998 as our Vice President, Marketing. From June 1995 to April 1998, Mr. Sroub served as Vice President, Marketing of Hearst New Media & Technology, a worldwide media company. From October 1993 to May 1995, Mr. Sroub served as Vice President, Sales & Marketing of Sony Electronics. Prior to October 1993, Mr. Sroub co-founded Home Environmental Products, a start up horticultural corporation, and was a Brand Manager at Procter & Gamble Company. Mr. Sroub holds a B.A. in Liberal Arts from Boston College, an M.A. in Economics from Boston College and an M.B.A. from the Stanford University Graduate School of Business.

     MALA ANAND joined Beyond.com in June 1998 as our Vice President, Engineering. From January 1995 until she joined Beyond.com, Ms. Anand served as Director of Product Development with the Internet application services division at Oracle Corporation. From 1990 to 1995, Ms. Anand was a technical architect and a principal engineer of Digital Equipment Corporation's software supply business. Ms. Anand holds an M.S. in Computer Science from Brown University and a B.S. in Computer Science from the University of Massachusetts.

     JOHN D. VIGOUROUX joined Beyond.com in October 1998 as our Vice President, Business Development. From June 1997 until he joined Beyond.com, Mr. Vigouroux served as Vice President of Business Development of Net Objects, Inc. From August 1996 to June 1997, Mr. Vigouroux served as a Director of Business Development of Cisco Systems, Inc. From August 1993 to August 1996, Mr. Vigouroux served as Manager of Strategic Opportunities of Adobe Systems, Inc. Mr. Vigouroux holds an M.B.A. from New Hampshire College and a B.S. in Organizational Behavior and Development from Averett College.

     DOUGLAS CARLSTON, a director of Beyond.com since March 1999, was the founder of Broderbund Software, Inc. and served as its Chairman of the Board and Chief Executive Officer from 1989 through

1998, when Broderbund was sold to The Learning Company, Inc. Mr. Carlston currently serves on the boards of directors of Expert Software, Inc., ePit, class.com and Mpath Interactive, Inc. Mr. Carlston holds a B.A. from Harvard College (magna cum laude) and a J.D. from Harvard Law School.

     JOHN S. CHEN, a director of Beyond.com since March 1999, has served as a director and President, Chief Executive Officer and Chairman of Sybase, Inc. since August 1997. Mr. Chen also serves as a board member for Niku Corporation. In February 1998, Sybase formed the Office of the Chief Executive, and Mr. Chen began to share the position of Chief Executive Officer with Mr. Kertzman. Between August 1997 and February 1998, Mr. Chen also held the position of Chief Operating Officer. Before joining Sybase, Mr. Chen served between March 1995 and July 1997 as the President of the Open Enterprise Computing Division of Siemens Nixdorf, a computer and electronics company, and as Chief Executive Officer and Chairman of the Siemens Pyramid subsidiary of Siemens Nixdorf. Before its acquisition by Siemens Nixdorf in March 1995, Mr. Chen served in various executive capacities with Pyramid Technology Corporation, a computer company, where he became Chief Operating Officer in October 1992 and President in June 1993. Mr. Chen holds a B.S. in electrical engineering from Brown University and a M.S. in electrical engineering from California Institute of Technology.

     BERT KOLDE, a director of Beyond.com since July 1996, serves as a director, Vice President, Treasurer and Secretary of Vulcan Ventures Inc., Vice Chairman of the Portland Trail Blazers, Seattle Seahawks, Oregon Arena Corporation and First and Goal Corporation. In addition, Mr. Kolde serves as President of the Paul G. Allen Virtual Education Foundation and the Paul G. Allen Forest Protection Foundation. Mr. Kolde co-founded Asymetrix Learning Systems, Inc. in 1985, and serves as Chairman of its Board of Directors. Mr. Kolde also serves as a director of MetaCreations Corporation and CyberSource Corporation. Mr. Kolde holds a B.A. in Business Administration from Washington State University and an M.B.A. from the University of Washington.

     RONALD S. POSNER, a director of Beyond.com since March 1999, serves as Chairman of PS Capital, a venture capitalist firm based in San Francisco, New York and London. Mr. Posner has held or currently holds key advisory roles within a number of startups and public companies. In addition, he was an active board member and on the executive committee of CyberMedia Corporation, a systems software company that was acquired by Network Associates, Asymetrix and Select S/W.

     Linda Fayne Levinson, Steven P. Novak and Richard Scudellari resigned from our board of directors as of March 9, 1999, March 11, 1999 and March 11, 1999, respectively. Mr. Scudellari remains our Secretary.

BOARD OF DIRECTORS AND COMMITTEES

     Beyond.com currently has authorized six directors. Our executive officers are appointed by, and serve at the discretion of, our board of directors. Each of our officers and directors, excluding non-employee directors and Mr. McKiernan, who serves as Chief Executive Officer of CyberSource, devotes substantially full time to our affairs. Our non-employee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees. Two members of our board of directors also serve as directors of CyberSource.

     Our audit committee reviews, acts on and reports to our board of directors with respect to various auditing and accounting matters, including the selection of our independent accountants, the scope of the annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices.

     Our compensation committee establishes salaries, incentives and other forms of compensation for officers and other employees. This committee also administers our incentive compensation and benefit plans.

DIRECTOR COMPENSATION

     We have not historically paid directors cash compensation for their services as directors or members of committees of the board of directors. We have, however, reimbursed them for their reasonable expenses incurred in attending meetings of our board of directors. In the future, non-employee directors will receive an annual directors' fee in the amount of $10,000, commencing with our 1999 annual meeting of our stockholders, which fees will be paid in quarterly installments.

     In January 1997, we granted Bert Kolde an option to purchase 10,000 shares of common stock at an exercise price of $0.1125 per share. In January 1998, we granted Mr. Kolde an option to purchase 10,000 shares of common stock at an exercise price of $0.50 per share. In March 1998, we granted Mr. Breier an option to purchase 1,000,000 shares of common stock at an exercise price of $2.60 per share. In January 1999, we granted Mr. Kolde an option to purchase 10,000 shares of common stock at an exercise price of $20.75 per share.

     Until April 4, 1998, under the terms of our 1995 Stock Option Plan, we granted each non-employee director options to purchase 10,000 shares of common stock upon initial election or appointment to the board of directors and thereafter annually on January 1 of each year. After April 4, 1998, our 1998 Stock Option Plan continued these grants. However, upon approval by our stockholders of the 1999 Stock Incentive Plan, automatic grants will occur only as provided in the 1999 Stock Incentive Plan. The proposed 1999 Stock Incentive Plan provides for initial grants of options to acquire 20,000 shares of our common stock upon appointment to the board of directors and subsequent grants of options to acquire 5,000 shares of our common stock shares following the conclusion of each annual meeting of stockholders, commencing with the 2000 annual stockholders' meeting. These options would vest over four years.

     In March 1999, we granted each of Messrs. Carlston, Chen and Posner nonqualified stock options to purchase 20,000 shares of common stock at an exercise price of $23.75 per share under the 1998 Stock Option Plan. These options vest over four years with 25% of the total shares granted vesting in March 2000 and the remaining shares vesting monthly thereafter through March 2003, contingent upon continuous service as a director.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation of and stock options granted to our Chief Executive Officer and each of our four other most highly compensated executive officers (collectively, the "Named Executive Officers"). In March 1998, Mr. McKiernan resigned as our President and Chief Executive Officer and commenced service as the Chairman of our board of directors, where he presently earns a salary of $91,500 per annum. In March 1998, Mr. Breier was hired as our President and Chief Executive Officer.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG TERM
                                                                       COMPENSATION
                                                                          AWARDS
                                                                       ------------
                                           ANNUAL COMPENSATION          SECURITIES
                                      -----------------------------     UNDERLYING      ALL OTHER
    NAME AND PRINCIPAL POSITION       YEAR     SALARY       BONUS       OPTIONS(#)     COMPENSATION
    ---------------------------       ----    ---------    --------    ------------    ------------
William S. McKiernan................  1998    $ 91,500          --             --             --
  Chairman of the Board               1997     165,000          --             --             --
Mark L. Breier(1)...................  1998     150,000     $37,500      1,000,000        $65,000(2)
  President and Chief Executive
  Officer
John P. Pettitt.....................  1998     141,000          --             --             --
  Executive Vice President and        1997     130,000         100             --             --
  Chief Technical Officer
Michael J. Praisner(3)..............  1998     120,000          --        200,000             --
  Vice President, Finance and
  Administration and Chief Financial
  Officer
Brian J. Sroub(3)...................  1998     127,000          --        180,000             --
  Vice President, Marketing
James R. Lussier(3).................  1998     126,000          --        180,000             --
  Vice President Business Operations
  and Corporate Strategy

---------------
(1) Mr. Breier was hired in March 1998.

(2) Represents a relocation allowance payment to Mr. Breier in 1998.

(3) Messrs. Praisner, Sroub and Lussier were each hired in April 1998.

EMPLOYMENT AGREEMENTS

     We entered into an employment agreement with Mark L. Breier, dated March 23, 1998. Under this agreement, Mr. Breier's annual base salary is $200,000, subject to good faith adjustment by our board of directors. In addition, Mr. Breier is eligible to participate in our executives' benefit plans and to earn an annual bonus in the amount of $50,000, payable quarterly, based on achievement of objectives mutually determined by Mr. Breier and our board of directors at the beginning of each year of his employment. According to our agreement with Mr. Breier, we guaranteed $25,000 of Mr. Breier's possible bonus for 1998 and paid this guaranteed amount to Mr. Breier in equal quarterly installments.

     Pursuant to our agreement with Mr. Breier, we granted him an option to purchase 1,000,000 shares of our common stock on March 30, 1998, under our 1995 Stock Option Plan. This option has an exercise price of $2.60 per share and is governed generally by the terms of our 1995 plan, with certain limited exceptions including acceleration of the vesting in connection with a change of control (which is defined in our agreement with Mr. Breier). Mr. Breier has the right to receive severance pay in an amount equal to his base salary at the time of such termination for the lesser of twelve months or that number of months before which he obtains a position with another firm, if we terminate Mr. Breier at any time, for any reason other than fraud or willful malfeasance or willful and continuing (after notice) neglect of his duties. Further, we agreed that if we terminate Mr. Breier with or without cause prior to the first anniversary of the date his employment started, we would accelerate the vesting of his option such that 125,000 shares vest immediately, or if such termination is after the first anniversary of the date his employment started but prior to 18 months after such date, such that the vesting of all shares accelerates by six months.

STOCK OPTION INFORMATION

     The following table sets forth certain information with respect to stock options granted in fiscal 1998 to the Named Executive Officers.

                          OPTION GRANTS IN FISCAL 1998

                                                  INDIVIDUAL GRANTS(1)                  POTENTIAL REALIZABLE
                                     -----------------------------------------------      VALUE AT ASSUMED
                        NUMBER OF                                                          ANNUAL RATES OF
                        SECURITIES      % OF TOTAL                                       STOCK APPRECIATION
                        UNDERLYING    OPTIONS GRANTED                                    FOR OPTION TERM(4)
                         OPTIONS       TO EMPLOYEES      EXERCISE PRICE   EXPIRATION   -----------------------
         NAME            GRANTED     IN FISCAL YEAR(2)    ($/SHARE)(3)       DATE          5%          10%
         ----           ----------   -----------------   --------------   ----------   ----------   ----------
William S.
  McKiernan...........         --            --                 --                --           --           --
Mark L. Breier........  1,000,000          25.8%             $2.60         3/30/2008   $4,235,126   $6,743,730
John P. Pettitt.......         --            --                 --                --           --           --
Michael J. Praisner...    200,000           5.2%             $4.36         4/07/2008   $1,420,396   $2,261,743
Brian J. Sroub........    180,000           4.7%             $5.44         4/25/2008   $1,595,014   $2,539,793
James R. Lussier......    180,000           4.7%             $5.44         4/25/2008   $1,595,014   $2,539,793

---------------
(1) Options granted to the Named Executive Officers set forth in this table vest 25% upon the first anniversary of each individual's grant date, respectively, and 1/48 each month thereafter.

(2) Based on an aggregate of 3,868,946 options granted by Beyond.com during the fiscal year ended 1998 to employees of and consultants to Beyond.com, including the Named Executive Officers.

(3) The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by our board of directors.

(4) The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the fair market value of the common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.

     The following table sets forth certain information regarding stock options held as of December 31, 1998 by the Named Executive Officers.

                     OPTION VALUES AS OF DECEMBER 31, 1998

                                              NUMBER OF SECURITIES
                                             UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-THE-
                                                 OPTIONS AS OF                 MONEY OPTIONS AS OF
                                               DECEMBER 31, 1998                DECEMBER 31, 1998
                                          ----------------------------    -----------------------------
                  NAME                    EXERCISABLE    UNEXERCISABLE    EXCERCISABLE    UNEXERCISABLE
                  ----                    -----------    -------------    ------------    -------------
William S. McKiernan....................          --              --               --               --
Mark L. Breier..........................          --       1,000,000               --      $18,150,000
John P. Pettitt.........................   1,250,000              --      $25,932,500               --
Michael J. Praisner.....................          --         200,000               --        3,278,000
Brian J. Sroub..........................          --         180,000               --        2,755,800
James R. Lussier........................          --         180,000               --        2,755,800

---------------
(1) The value of unexercised "in-the-money" options represents the difference between the exercise price of stock options and $20.75, the closing sales price of the common stock on December 31, 1998.

STOCK OPTION PLANS

     In January 1995, we adopted our 1995 Stock Option Plan and reserved 3,000,000 shares of common stock for stock option grants under this plan. In addition, in April 1998, we adopted our 1998 Stock Option Plan and reserved 2,000,000 shares of common stock for stock option grants under this plan. Further, in March 1999, we adopted our 1999 Nonqualified Stock Option Plan and reserved 750,000 shares of common stock for stock grants under this plan. In March 1999, our board of directors approved the submission for approval at our 1999 annual stockholders' meeting our 1999 Stock Incentive Plan. We have reserved 2,000,000 shares of our common stock for issuance upon exercise of options granted under this plan. The purpose of each plan is to enhance our long-term stockholder value by offering our employees, consultants, agents, advisors, independent contractors and in the case of the 1995 and 1998 plans and our 1999 Stock Incentive Plan, our officers and directors, the opportunity to promote and participate in our growth and success, and to encourage these people to remain in our service and acquire and maintain stock ownership in us.

     As of December 31, 1998, options to purchase 4,494,299 shares of common stock were outstanding under the 1995 and 1998 Stock Option Plans with exercise prices ranging from $0.004 to $29.06 per share. As of December 31, 1998, options to purchase 268,849 shares were available for grant under the 1995 and 1998 Stock Option Plans and options for 236,852 shares had been exercised.

     Our board of directors or a committee appointed by the board may administer the plans. With respect to grants to officers and directors under the 1999 Stock Incentive Plan, the committee shall be constituted in such a manner as to satisfy applicable laws, including Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended. The board of directors may authorize one or more officers to grant awards under the 1999 Stock Incentive Plan, subject to certain limitations, to employees or consultants who are neither directors nor officers.

  1999 Nonqualified Plan

     The administrator has the authority to select individuals who are to receive options under the 1999 Nonqualified Stock Option Plan, excluding officers and directors, and to specify the terms and conditions of options granted, the number of shares subject to each option granted, the vesting provisions, the option term and the exercise price. The 1999 plan provides that we may grant nonstatutory stock options to employees, excluding employee directors, independent contractors and consultants.

     The exercise price of options shall be equal to the fair market value on the date of grant. Option holders may pay for an exercise in cash, shares of our common stock or other consideration, including a promissory note, as approved by the administrator.

     Unless a shorter time period is otherwise provided by the administrator, an option granted under the 1999 plan generally expires 10 years from the date of grant. Options granted under our 1999 plan are not generally transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee.

     Subject to an individual's option agreement, all outstanding options under the 1999 plan will terminate in the event of, and immediately prior to, any person becoming the beneficial owner of 50% or more of our then outstanding common stock, or our stockholders approving (i) a merger or consolidation which would result in the holders of our voting securities prior to the transaction holding shares representing less than 50% of the surviving entity's voting securities after giving effect to the transaction, or (ii) the liquidation or dissolution of our business or an agreement for the sale of 50% or more of our assets, unless the 50% beneficial owner or the successor corporation, as applicable, assumes the options or substitutes options of substantially equal value.

  1999 Stock Incentive Plan

     The 1999 Stock Incentive Plan provides for the grant of options, SARs, dividend equivalent rights, restricted stock, and awards which may be earned in whole or in part upon attainment of performance criteria established by the administrator. The maximum number of shares with respect to which options and SARs may be granted to an employee during any fiscal year is 2,000,000 shares.

     Stock options granted under the 1999 Stock Incentive Plan may be either incentive or nonqualified stock options. Incentive stock options may be granted only to our employees or the employees of any parent or subsidiary corporation of Beyond.com. Awards other than ISOs may be granted to employees, directors and consultants. Under the 1999 Stock Incentive Plan, awards may be granted to such employees, directors or consultants who are residing in foreign jurisdictions as the administrator may determine from time to time.

     Under the 1999 Stock Incentive Plan, incentive stock options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the grantee only by the grantee. However, the 1999 Stock Incentive Plan permits the designation of beneficiaries by holders of incentive stock options. Other awards are transferable to the extent provided in the award agreement.

     The administrator determines the exercise price and selects the employees, directors and consultants to whom awards may be granted and to determine the terms and conditions of any award; however, the term of an incentive stock option may not be for more than 10 years (or 5 years in the case of incentive stock options granted to any grantee who owns stock representing more than 10% of our combined voting power or of any parent or subsidiary corporation). In the case of incentive stock options, the exercise price cannot be less than 100% (or 110%, in the case of incentive stock options granted to any grantee who owns stock representing more than 10% of our combined voting power or of any parent or subsidiary corporation) of the fair market value of the common stock on the date the option is granted. Similarly, in the case of non-qualified stock options, the price cannot be less than 100% of the fair market value of the common stock on the date the option is granted. The exercise price is generally payable in cash, check, or, in certain circumstances, with a promissory note, with such documentation as the administrator and the broker, if applicable, shall require to effect an exercise of an award and delivery to us of the sale or loan proceeds required to pay the exercise price, or with shares of common stock. The aggregate fair market value of the common stock with respect to any incentive stock options that are exercisable for the first time by an eligible employee in any calendar year may not exceed $100,000.

     The awards may be granted subject to vesting schedules and restrictions on transfer and repurchase or forfeiture rights in favor of us as specified in each individual's agreement. The vesting schedule is accelerated by 50% of the number of shares covered by the option upon a "covered termination" (as further described in the plan). A covered termination results if an optionee's employment is terminated without cause or there is a "constructive termination" (as defined in the plan) within 12 months of "change of control" (as defined in the plan). The options become exercisable 10 business days before consummation of such change of control. Effective upon the consummation of the change of control, all outstanding awards under the plan shall terminate unless assumed by the successor company or its parent.

     The administrator may establish one or more programs under the 1999 Stock Incentive Plan to permit selected grantees the opportunity to elect to defer receipt of consideration payable under an award. The administrator also may establish separate programs for the grant of particular forms of awards to one or more classes of grantees. In addition, non-employee directors are granted an initial grant to purchase 20,000 shares upon their appointment to the board and follow-on grants in the amount of 5,000 shares at the conclusion of each annual meeting of stockholders commencing with our stockholders' 2000 annual meeting. The initial grants and follow-on grants become exercisable over four years with 25% of the shares subject to the grant vesting one year from the date of grant and the remaining shares vesting monthly thereafter.

  1998 Stock Option Plan

     The administrator has the authority to select individuals who are to receive options under the 1998 Stock Option Plan and to specify the terms and conditions of options granted (including whether or not such options are incentive or nonstatutory stock options), the vesting provisions, the option term and the exercise price. The 1998 plan provides that we may grant incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 to employees, including our officers and employee directors, and we may grant nonstatutory stock options to employees and consultants, including non-employee directors.

     The exercise price of incentive stock options granted under the 1998 plan shall equal the fair market value of our common stock on the date of grant (except in the case of grants to any person holding more than 10% of the total combined voting power of all classes of our, or any of our parent's or subsidiary's, stock in which case the exercise price shall equal 110% of the fair market value on the date of grant). The exercise price of nonqualified stock options shall not be less than 85% of the fair market value on the date of grant. Option holders may pay for an exercise in cash or other consideration, including a promissory note, as approved by the administrator. The administrator may not grant options under the 1998 plan to an individual in any one fiscal year which would permit that individual to purchase more than 1,000,000 shares of common stock. However, the administrator may grant a newly-hired optionee a one-time grant of an option to purchase up to an additional 500,000 shares of common stock.

     Generally, options granted under the 1998 plan (other than those granted to non-employee directors) vest at a rate of 25% of the shares underlying the option after one year and the remaining shares vest in equal portions over the following 36 months, such that all shares are vested after four years. Unless a shorter time period is otherwise provided by the administrator, an option granted under the 1998 plan generally expires 10 years from the date of grant (five years in the case of an incentive stock option granted to any person holding more than 10% of the total combined voting power of all classes of our, or any of our parent's or subsidiary's, stock in which case the exercise price shall equal 110% of the fair market value on the date of grant) or, if earlier, 30 days after the optionee's termination of employment or service with us or any of our affiliates for any reason other than termination for death or disability, or one year after termination for death or total and permanent disability and six months in the case of other types of disability. Options granted under our 1998 plan are not generally transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee.

     In the event of (i) the merger or consolidation as a result of which the holders of our voting securities prior to the transaction hold shares representing less than 51% of our voting securities after giving effect to the transaction (other than a merger or consolidation with a wholly-owned subsidiary or where there is no substantial change in our stockholders and the options granted under the 1998 plan are assumed by the successor corporation), or (ii) the sale of all or substantially all of our assets the successor corporation will assume or substitute the options we have granted under the 1998 plan or shall provide substantially similar consideration to optionees as is provided to the stockholders. In the event the successor corporation refuses to assume or substitute outstanding options as provided above, or in the event of our dissolution or liquidation, outstanding options shall expire on a date specified in a written notice the compensation committee shall send to all optionees (which date shall be at least 20 days after the date of such notice).

     The 1998 plan also provides for automatic grants to non-employee directors. Each non-employee director, upon initial election or appointment to our board of directors, is entitled to receive options to purchase 10,000 shares of common stock, provided that such election or appointment does not occur within the last quarter of a given year. Thereafter, each non-employee director is entitled to receive options to purchase 10,000 shares of common stock annually on January 1 of each year, provided he or she is a non-employee director on the date of grant and has continuously been an active member of our board of directors for the year prior to the grant date. Options granted to non-employee directors pursuant to the automatic grant provisions of the 1998 plan are nonqualified stock options with an exercise price equal to the fair market value of our common stock as of the date of grant and fully vest nine months after the date of grant. Grants to non-employee directors are subject to the general requirements of the 1998 plan.

  1995 Plan

     The terms of options which we may grant under the 1995 plan are generally the same as those we may grant under the 1998 plan. However, the 1995 plan imposes a maximum number of shares subject to an option we grant to any individual of 1,000,000 shares. In addition, under the 1995 plan, in the event of our merger or consolidation in which we are not the surviving corporation, or a sale of all or substantially all of our assets, the successor corporation will assume or substitute the options outstanding under the 1995 plan. However, in the event the successor corporation refuses to assume or substitute the options or in the event of our dissolution or liquidation, outstanding options shall expire on a date specified in a written notice sent by the compensation committee to all optionees (which date shall be at least 20 days after the date of such notice). We expect that after the approval by our stockholders of the 1999 Stock Incentive Plan, we will not issue any future options under the 1995 plan.

     Stock options previously granted under the plans to the executives and directors are described above under "Executive Compensation." At this time we cannot determine the number of shares of common stock that may be subject to options we grant in the future to our executive officers and other officers, key employees and directors.

  BuyDirect.com Options

     In connection with the BuyDirect.com merger we assumed all options to purchase BuyDirect.com common stock outstanding on the closing date of the merger, whether or not such options were exercisable or vested. Each BuyDirect.com option assumed by us continues to be subject to the terms and conditions of the BuyDirect.com 1998 Stock Option Plan and individual option agreements thereunder, but are exercisable, each option in accordance with the vesting schedule applicable thereto, for that number of shares of our common stock equal to the number of shares of BuyDirect.com common stock issuable upon exercise thereof multiplied by the "exchange ratio," as defined in the merger agreement between the parties. We have reserved approximately 281,988 shares of our common stock for issuance upon exercise of options we assumed in the merger.

RETENTION INCENTIVE AGREEMENTS

     In February 1998, our board of directors approved a form of "Retention Incentive Agreement," which generally provides that, in the event of a change in our control and the termination (including "constructive termination" as defined therein) of an officer or employee who has entered into such an agreement with us, 50% of the then unvested shares subject to options held by such terminated officer or employee will accelerate and become exercisable. As of the date of this prospectus, we are party to such Retention Incentive Agreements with certain of our key officers, and intend to enter into such agreements with all employees.

401(K) RETIREMENT PLAN

     Effective January 1997, we established a 401(k) defined contribution retirement plan covering all salaried/full-time employees with greater than one months' service. The retirement plan provides for voluntary employee contributions from 1% to 15% of annual compensation, subject to a maximum limit allowed by Internal Revenue Service guidelines ($10,000 for 1998). We may contribute such amounts to the accounts of participants' in the retirement plan as our board of directors determines. To date, we have not contributed any amounts to the 401(k) Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of our compensation committee is an officer or employee of Beyond.com. Two members of our board of directors also serve as members of the board of directors of CyberSource. Other than with respect to CyberSource, no interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

                              CERTAIN TRANSACTIONS

STOCK AND WARRANT ISSUANCES

     Since January 1, 1996, we have issued shares of common stock to certain insiders and shares of preferred stock in private placement transactions each as set forth below.

     In February 1996, we issued shares of Series A preferred stock in private placements to certain investors including 253,131 shares to C.E. Unterberg Towbin Capital Partners I, L.P. at a purchase price of $0.76 per share. In this section of this prospectus, we refer to C.E. Unterberg Towbin Capital Partners I, L.P. as "Unterberg Partners I." The shares of Series A preferred stock held by Unterberg Partners I converted into 506,262 shares of common stock upon consummation of our initial public offering. Steven P. Novak, formerly a member of our board of directors, is a Managing Director of C. E. Unterberg, Towbin, an affiliate of the general partner of Unterberg Partners I.

     In July 1996, we issued shares of Series B preferred stock in a private placement to certain investors, including 925,926 shares to Vulcan Ventures Inc., at a purchase price of $2.25 per share. In this section of this prospectus we refer to Vulcan Ventures Inc. as "Vulcan." Bert Kolde, one of our directors, serves as a director, Vice President, Treasurer and Secretary of Vulcan, as well as President of the Paul G. Allen Virtual Education Foundation and the Paul G. Allen Forest Protection Foundation, and as a director of several other companies controlled by Mr. Allen, who maintains a controlling interest of Vulcan. Mr. Kolde disclaims beneficial ownership of the shares of common stock issued to Vulcan, except for his proportional interest therein, if any. All of the outstanding shares of Series B preferred stock converted on a two-for-one basis into 4,074,076 shares of common stock upon the consummation of our initial public offering.

     In September and December 1997, we issued shares of Series C preferred stock in private placements to certain investors at a purchase price of $2.04 per share. We issued Series C preferred stock to the following entities:

                                                              NUMBER OF
                         PURCHASER                             SHARES
                         ---------                            ---------
GRP.........................................................  1,470,588
UT Capital Partners International, LDC......................     59,914
UT Technology Partners, LDC.................................    185,184
Unterberg Harris Private Equity Partners, LP................    201,961
Unterberg Harris Private Equity Partners, CV................     43,137
Vulcan......................................................    716,666

In this section of this prospectus we refer to UT Capital Partners International, LDC, UT Technology Partners, LDC, and Unterberg Harris Private Equity Partners, CV collectively as the "Unterberg Affiliates." In this section of this prospectus we collectively refer to Global Retail Partners Funding, Inc. and its affiliates (each an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation) that are stockholders of Beyond.com as "GRP." Linda Fayne Levinson, formerly a member of our board of directors, is a principal of Global Retail Partners, L.P., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. All shares of Series C preferred stock converted into 3,000,000 shares of common stock upon consummation of our initial public offering.

     In March and April 1998, we issued shares of Series D preferred stock in private placements to certain investors at a purchase price of $2.60 per share. We issued Series D preferred stock to the following entities:

                                                              NUMBER OF
                         PURCHASER                             SHARES
                         ---------                            ---------
GRP.........................................................   458,106
Certain of the Unterberg Affiliates.........................   229,052
Vulcan......................................................   458,106

     These shares converted into an aggregate of 1,145,264 shares of common stock upon the consummation of our initial public offering.

     In November and December 1998, we issued $63.25 million aggregate principal amount of our 7 1/4% Convertible Subordinated Notes due December 1, 2003 to certain parties, including C.E. Unterberg Towbin and Donaldson, Lufkin & Jenrette Securities Corporation, as two of the initial purchasers of such notes.

OPTION GRANTS AND AGREEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS

     Under the terms of an oral agreement between us and William S. McKiernan, the Chairman of our board of directors, we repaid, in two installments in December 1997 and January 1998, an aggregate of $105,000 for unpaid salary that we had accrued on Mr. McKiernan's behalf for services Mr. McKiernan provided to us from the date of our inception through December 1997.

     In July 1998, we loaned Brian J. Sroub, our Vice President, Marketing, $300,000 to assist Mr. Sroub's relocation to the Silicon Valley area. This loan is memorialized in a promissory noted issued by Mr. Sroub to us, which provides for repayment on or before January 31, 1999, and bears interest at a rate of 6.5% compounded annually. As of December 31, 1998, Mr. Sroub had repaid $270,000 of the principal amount and a balance of $30,000 remained outstanding. In addition, in April 1998, we granted Brian J. Sroub, our Vice President, Marketing, an option to purchase 180,000 shares of common stock under the 1998 Stock Option Plan. These options have an exercise price of $5.44 per share and are governed generally by the terms of the 1998 Stock Option Plan.

     We have entered into indemnification agreements with each of our executive officers and directors.

RELATIONSHIP WITH CYBERSOURCE CORPORATION

     In December 1997, in order to focus on our core business of selling software over the Internet, we spun-off our Internet commerce services business to a new Delaware corporation, now called CyberSource Corporation. In connection with the spin-off, CyberSource issued its capital stock to our stockholders such that, following consummation of the spin-off, each of our stockholders held shares of capital stock of CyberSource in equal number and ownership proportion and with the same rights as such stockholder had as our stockholder. On the date of the spin-off, our employees maintained their outstanding options to purchase our common stock and were granted additional stock options in CyberSource based on the extent to which the employees' original options were vested. Employees of CyberSource immediately following the spin-off maintained their outstanding vested stock options to purchase our common stock and were granted additional stock options in CyberSource. The exercise prices of the original and additional option grants were adjusted to reflect the allocation of the current fair market per share price between our and CyberSource's common stock, respectively, at the time of the spin-off. Options held by the CyberSource employees that had not vested as of the date of the spin-off were canceled.

     We have entered into certain agreements with CyberSource for the purpose of defining the ongoing relationship between the two companies. At the time of the spin-off of CyberSource, all of our directors were also directors of CyberSource and other members of our management team joined CyberSource as executive officers. As a result, our agreements with CyberSource may not be deemed the result of arm's length negotiations. We qualify the following description of these agreements in their entirety by reference to the agreements, which have been filed as exhibits hereto.

     Under our Conveyance Agreement dated December 31, 1997, we transferred to
CyberSource:

     - technology (including rights to all patent applications, trademarks and other of our intellectual property rights) relating to the Internet commerce services business;

     - contracts and licenses with third parties relating to the Internet commerce services business; and

     - certain tangible assets in connection with credit card processing, fraud screening, export control, territory management and electronic fulfillment services.

     In addition, our employees engaged in the Internet commerce services business were transferred to CyberSource.

     In connection with such transfer, we entered into an InterCompany Cross-License Agreement with CyberSource in April 1998, which was amended in May 1998, pursuant to which we granted CyberSource a non-exclusive, worldwide, perpetual, irrevocable, royalty-free license to (1) internally use our Cache Manager technology, and (2) use and sublicense our customer database for certain limited purposes in connection with fraud detection and verification. Under this agreement, CyberSource granted us a worldwide, perpetual, irrevocable, royalty-free license to internally use CyberSource's Sm@rtCert technology. We also received the right to modify such technology for purposes of embedding it into our Cache Manager technology (either alone or in combination with other software) for subsequent sublicense to enterprises and governmental agencies. The Cross License Agreement further provides that the parties shall have joint ownership of certain utility tools made by the parties and allocates between us and CyberSource the ownership of improvements, enhancements and modifications made by the parties to the Sm@rtCert and Cache Manager Technology during 1999. The Cross License Agreement also allocates between us and CyberSource the ownership of certain inventions each party made on or before June 30, 1998. Each party has agreed to indemnify the other against any third party claims regarding such licensee's use of the licensed technology that results in a claim against the licensor, except to the extent that such claim is based upon a claim that the licensed technology infringes upon any third party's intellectual property rights.

     We also entered into an Internet Commerce Services Agreement with CyberSource, pursuant to which CyberSource has agreed to provide certain services including credit card processing, fraud screening, export control, territory management and electronic fulfillment, in a "back office" capacity. This Agreement expired on December 31, 1998, and automatically renewed for an additional one-year term, unless otherwise terminated by either party. Pursuant to the terms of this agreement, we have agreed to indemnify CyberSource for an amount not to exceed $100,000 against any claim based upon an allegation that the software we distributed infringes upon any third party's intellectual property rights. CyberSource has agreed to indemnify us for an amount not to exceed $100,000 against any claim based upon an allegation that CyberSource's services, or the use of any software it provided in connection with its services, infringes any third party's intellectual property rights.

     In connection with the spin-off, we approved loans in amounts equal to the adverse incremental income tax any stockholder incurred as a result of the spin-off and the transactions contemplated thereby. In April 1998, we loaned $270,000 to William S. McKiernan, the sole stockholder incurring such adverse tax consequences, so as to offset Mr. McKiernan's incremental 1997 income tax. The loan to Mr. McKiernan is secured by 129,808 shares of common stock held by Mr. McKiernan and will be due and payable no later than December 17, 1999. Interest accrues on the loan to Mr. McKiernan at the rate of six and two hundredths percent (6.02%), compounded annually, and shall be payable only at such time the principal is due and payable.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table contains information concerning (i) those persons whom we know own beneficially more than 5% of our outstanding common stock, (ii) our directors, (iii) the Named Executive Officers, (iv) all of our directors and officers as a group, and (v) the selling stockholders. The share information in the following table is provided as of December 31, 1998.

                                                  SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                                    OWNED PRIOR TO        SHARES BEING        OWNED AFTER
                                                   THIS OFFERING(1)          SOLD**         THIS OFFERING(1)
                                                 ---------------------    ------------    --------------------
               NAME AND ADDRESS                    NUMBER      PERCENT                     NUMBER      PERCENT
               ----------------                  ----------    -------                    ---------    -------
William S. McKiernan(2)........................   8,996,154     32.8%       530,887       8,465,267     27.8%
Bert Kolde(3)..................................   3,051,624     11.1        179,762       2,871,862      9.4
Vulcan Ventures Inc............................   3,026,624     11.0        179,762       2,846,862      9.3
  110 110th Avenue NE, Suite 550
  Bellevue, WA 98004
Entities affiliated with C.E. Unterberg,
  Towbin(4)....................................   2,225,510      8.1        103,527       2,121,983      7.0
  Swiss Bank Tower
  10 East 50th Street, 22nd Floor
  New York, New York 10002
Global Retail Partners, L.P. and its
  affiliates(5)................................   1,928,694      7.0        114,552       1,814,142      5.9
  2121 Avenue of the Stars, Suite 1630
  Los Angeles, CA 90067
John P. Pettitt(6).............................   1,251,000      4.4         71,272       1,179,728      3.7
Mark L. Breier.................................          --        *             --              --        *
Douglas Carlston...............................          --        *             --              --        *
John S. Chen...................................          --        *             --              --        *
James R. Lussier...............................          --        *             --              --        *
Ronald S. Posner...............................          --        *             --              --        *
Michael J. Praisner............................          --        *             --              --        *
Brian J. Sroub.................................          --        *             --              --        *
All Directors and Executive Officers as a Group
  (13 persons)(7)..............................  13,298,778     46.3%       781,921       12,516,857    39.4%

---------------
 *  Represents beneficial ownership of less than 1% of our common stock.

** Of the 1,000,000 shares being sold by the selling stockholders, the underwriters will permit up to 928,728 shares to be sold pursuant to certain registration rights agreements.

(1) Percent of shares beneficially owned prior to this offering is determined based on 27,424,763 shares outstanding as of December 31, 1998. Percent of shares beneficially owned after this offering is determined based on 27,424,763 shares outstanding as of December 31, 1998 adjusted to include the 3,000,000 shares sold in this offering and 71,272 shares issued upon exercise of options subsequent to December 31, 1998. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 1998. Such shares issuable pursuant to such options are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of each other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table. Unless otherwise indicated, the address of each of the individuals named above is: c/o Beyond.com Corporation, 1195 West Fremont Avenue, Sunnyvale, California 94087.

(2) Includes 8,938,464 shares held by William S. McKiernan and 57,690 shares held by members of Mr. McKiernan's immediate family. Mr. McKiernan disclaims beneficial ownership of the shares held by his immediate family.

(3) Represents 5,000 shares of common stock and options to purchase 30,000 shares of common stock, of which 20,000 are exercisable immediately, held by Bert Kolde, one of our directors and a director, the Vice President, Secretary and Treasurer of Vulcan Ventures Inc., and 3,026,624 shares held by Vulcan Ventures Inc., 179,762 of which are being sold by Vulcan Ventures Inc. in this offering. Mr. Kolde disclaims beneficial ownership of the shares owned by Vulcan Ventures Inc., except for his proportional interest therein, if any. Subsequent to December 31, 1998, Vulcan Ventures, Inc. acquired an aggregate of 85,513 shares pursuant to distributions by Global Retail Partners, L.P. and its affiliates to its limited partners.

(4) Includes 59,914 shares of common stock held by UT Capital Partners International, LDC (formerly UH Capital Partners International, LDC), 368,426 shares held by UT Technology Partners, LDC (formerly UH Technology Partners, LDC); 1,506,262 shares held by C. E. Unterberg Towbin Capital Partners I, L.P. (formerly Unterberg Harris Capital Partners I, L.P.); 239,708 shares held by Unterberg Harris Private Equity Partners, L.P., 51,200 shares held by Unterberg Harris Private Equity Partners, CV (collectively, the "Unterberg Affiliates"). Subsequent to December 31, 1998, the Unterberg Affiliates distributed an aggregate of 482,435 shares to its limited partners.

(5) Represents 1,928,694 shares of common stock held by Global Retail Partners, L.P. and its affiliates (each an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation). Subsequent to December 31, 1998, Global Retail Partners, L.P. and its affiliates distributed 538,721 shares to its limited partners.

(6) Includes options to purchase 1,250,000 shares of common stock, exercisable immediately.

(7) Includes options to purchase 20,000 shares of common stock that vest within 60 days of December 31, 1998, held by all directors and officers as a group. Excludes shares held by Ms. Levinson, Messrs. Novak and Scudellari, who resigned from our board of directors as of March 9, 1999, March 11, 1999 and March 11, 1999, respectively.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     We are authorized to issue up to 50,000,000 shares of common stock and 15,000,000 shares of preferred stock. We intend to seek stockholder approval at our 1999 annual stockholders' meeting to amend our charter to increase the number of shares of common stock we are authorized to issue from 50,000,000 to 70,000,000 shares. The following description of our capital stock is not complete and is qualified in its entirety by our certificate of incorporation and bylaws, both of which are included as exhibits to the registration statement of which this prospectus forms a part, and by applicable Delaware laws.

COMMON STOCK

     As of December 31, 1998, there were 27,424,763 shares of common stock outstanding held of record by approximately 107 stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, our board of directors may declare a dividend out of funds legally available and the holders of common stock are entitled to receive ratably any such dividends. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock have no preemptive rights or other subscription rights to convert their shares into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock and the shares of common stock to be issued upon conversion of our 7 1/4% Convertible Subordinated Notes will be fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors has the authority, without further action by our stockholders, to issue up to 15,000,000 shares of preferred stock in one or more series and to fix the privileges and rights of each series. These privileges and rights may be greater than those of the common stock. Our board of directors, without further stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. This type of "blank check preferred stock" makes it possible for us to issue preferred stock quickly with terms calculated to delay or prevent a change in our control or make removal of our management more difficult. Additionally, if we issue this preferred stock, then the market price of common stock may decrease, and voting and other rights may decrease. We currently have no plans to issue any of this preferred stock.

WARRANTS

     Concurrent with the purchase of 238,949 shares of our common stock at a price per share equal to the initial public offering price (less underwriters' discounts) by America Online in June 1998, we issued to America Online a non-forfeitable warrant for 358,423 shares of common stock at a per share exercise price of $8.37, which vests in increments of 1/36 per month commencing March 1, 1998.

CONVERTIBLE NOTES

     In November and December 1998, we issued $63.25 million aggregate principal amount of 7 1/4% Convertible Subordinated Notes. Our 7 1/4% Convertible Subordinated Notes:

     - are general unsecured obligations;

     - mature on December 1, 2003;

     - bear interest at a rate of 7 1/4% per year commencing November 23, 1998;

     - are convertible, at any time prior to the close of business on December 1, 2003, into shares of our common stock at the conversion price of $18.34 per share, subject to certain adjustments;

     - may be redeemed at our option on or after December 6, 2001, in whole or, from time to time, in part, upon not less than 30 nor more than 60 days notice by mail at the following prices (expressed as a percentage of principal amount) during the periods set forth below:

December 6, 2001 through November 30, 2002..................  101.813%
December 1, 2002 through December 1, 2003...................  100.000%

     - rank behind all existing and future senior indebtedness of ours and any of our subsidiaries in right of payment;

     - were issued in denominations of $1,000 principal amount and integral multiples thereof; and

     - were issued only in fully registered book entry form, without coupons, and are represented by a permanent global 7 1/4% Convertible Subordinated Note.

     Upon the occurrence of certain events which constitute a "change of control" (as defined in the 7 1/4% Convertible Subordinated Note), we may, at the election of a holder of our 7 1/4% Convertible Subordinated Notes, be required to purchase all or any part of such holder's notes.

     LaSalle National Bank has agreed to serve as the Trustee under the Indenture. LaSalle National Bank will be permitted to deal with us and any of our affiliates with the same rights as if it were not Trustee; provided, however, that under the Trust Indenture Act, if LaSalle National Bank acquires any conflicting interest (as defined in the Trust Indenture Act) and there exists a default with respect to our 7 1/4% Convertible Subordinated Notes, it must eliminate such conflict or resign.

     We, together with LaSalle National Bank, may amend or supplement the terms of our 7 1/4% Convertible Subordinated Notes with the written consent of the holders of at least a majority in principal amount of the then outstanding notes. However, we may not, without the consent of the holder of each 7 1/4% Convertible Subordinated Note affected thereby, amend the notes to alter the rights of such holders in a materially adverse manner.

     The occurrence of any of the following events would constitute a default (such events are referred to as "Events of Default") under our Indenture with LaSalle National Bank and our 7 1/4% Convertible Subordinated Notes:

     - our failure to pay any interest on our 7 1/4% Convertible Subordinated Notes for 30 days after the same is due or our failure to pay any principal of or premium, if any, on our 7 1/4% Convertible Subordinated Notes when due;

     - our failure to comply with any of our other agreements contained in our 7 1/4% Convertible Subordinated Notes or our Indenture with LaSalle National Bank for 60 days after receipt of notice of such failure from LaSalle National Bank or the holders of not less than 25% in aggregate principal amount of our 7 1/4% Convertible Subordinated Notes then outstanding;

     - our default under any bond, debenture, note or other evidence of indebtedness for money borrowed or that of any subsidiary of ours having an aggregate outstanding principal amount in excess of $10 million, which default shall have resulted in such indebtedness being accelerated, without such indebtedness being discharged, or such acceleration having been rescinded or annulled, within ten days from the date of such acceleration; and

     - certain events of bankruptcy, insolvency or reorganization with respect to us or any subsidiary of ours.

     If an event of default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization with respect to us or any subsidiary of ours) occurs and is continuing, LaSalle National Bank may, by notice to us, declare all unpaid principal of and accrued interest to the date of acceleration on our 7 1/4% Convertible Subordinated Notes then outstanding to be due and payable immediately. Also, in such event, the holders of at least 25% in principal amount of our 7 1/4% Convertible Subordinated Notes then outstanding may, by notice to us and LaSalle National Bank, declare all unpaid principal of and accrued interest to the date of acceleration on our 7 1/4% Convertible Subordinated Notes then outstanding to be due and payable immediately. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to us or subsidiary of ours occurs, all unpaid principal of and accrued interest on our 7 1/4% Convertible Subordinated Notes then outstanding shall become and be immediately due and payable without any declaration or other act on the part of LaSalle National Bank or any holder.

     Our Indenture with LaSalle National Bank provides that the holders of a majority in principal amount of our outstanding 7 1/4% Convertible Subordinated Notes may on behalf of all holders waive any existing default or Event of Default and its consequences except a default or Event of Default in the payment of principal of or accrued interest on our 7 1/4% Convertible Subordinated Notes or any default in respect of any provision of the Indenture that cannot be modified or amended without the consent of the holder of each 7 1/4% Convertible Subordinated Note affected.

     LaSalle National Bank shall, within 90 days after the occurrence of any default known to it, give to the holders of our 7 1/4% Convertible Subordinated Notes notice of such default; provided that, except in the case of a default in the payment of principal of or interest on any of our 7 1/4% Convertible Subordinated Notes, LaSalle National Bank may withhold such notice if it in good faith determines that the withholding of such notice is in the interests of such holders.

     No holder of our 7 1/4% Convertible Subordinated Notes may pursue any remedy under our Indenture with LaSalle National Bank or our 7 1/4% Convertible Subordinated Notes against us (except actions for payment of overdue principal or interest or for the conversion of our 7 1/4% Convertible Subordinated Notes), unless:

     - the holder gives to LaSalle National Bank written notice of a continuing Event of Default;

     - the holders of at least 25% in principal amount of our outstanding 7 1/4% Convertible Subordinated Notes make a written request to LaSalle National Bank to pursue the remedy;

     - such holder or holders offer satisfactory indemnity to LaSalle National Bank against any loss, liability or expense;

     - LaSalle National Bank does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

     - LaSalle National Bank shall not have received during such 60 day period a contrary direction from the holders of at least a majority in principal amount of our outstanding 7 1/4% Convertible Subordinated Notes.

     We must deliver an officers' certificate to LaSalle National Bank within 90 days after the end of each fiscal year as to the signers' knowledge of our compliance with all conditions and covenants contained in our Indenture with LaSalle National Bank, and stating whether or not the signers know of any default or Event of Default. If any such signer knows of such a default or Event of Default, the officers' certificate shall describe the default or Event of Default and the efforts to remedy the same.

     The holders of a majority in principal amount of all our outstanding 7 1/4% Convertible Subordinated Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to LaSalle National Bank, provided that such direction does not conflict with any law or the Indenture, is not unduly prejudicial to the rights of another holder or LaSalle National Bank and does not involve liability for LaSalle National Bank.

CERTAIN CHARTER AND BYLAW PROVISIONS

     We are subject to the "business combination" statute of the Delaware General Corporation Law. This statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner, such as the approval of a majority of certain members of the board of directors. The term "business combination" includes mergers and stock and asset sales. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The effect of this statute could, among other things, make it more difficult for a third party to gain control of us, discourage bids for the common stock at a premium or otherwise adversely affect the market price of the common stock.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY; INDEMNIFICATION

     Our certificate of incorporation includes provisions that limit the personal liability of our officers and directors for monetary damages for breach of their fiduciary duties as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Our certificate of incorporation provides that, to the fullest extent provided by the Delaware General Corporation Law, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors. The Delaware General Corporation Law does not permit a provision in a corporation's certificate of incorporation that would eliminate such liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions described above apply to an officer of a corporation only if he or she is a director of such corporation and is acting in his or her capacity as director, and do not apply to the officers of the corporation who are not directors.

     Our bylaws provide that, to the fullest extent permitted by the Delaware General Corporation Law, we may indemnify our directors, officers and employees. Our bylaws further provide that we may similarly indemnify our agents. In addition, we anticipate that each director will enter into an indemnification agreement pursuant to which we will indemnify such director to the fullest extent permitted by the Delaware General Corporation Law. At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

REGISTRATION RIGHTS

     As of December 31, 1998 the holders of an aggregate of approximately 20,266,652 shares of common stock, had rights with respect to the registration of such shares under the Securities Act. These registration rights have been waived in connection with this offering in exchange for the inclusion of an aggregate of 928,728 of certain holders' shares of common stock in the registration statement of which this prospectus is a part.

     The holders of our 7 1/4% Convertible Subordinated Notes have the right to have such notes and the 3,448,745 shares of our common stock issuable upon conversion of such notes registered. On March 23, 1999 a shelf-registration statement covering the resale of these notes and shares of common stock issuable upon conversion of these notes, and which included an additional 247,531 shares of our common stock which were issued in private transactions and 358,423 shares of our common stock issuable upon exercise of an outstanding warrant was declared effective. We may suspend the use of this shelf-registration statement for limited periods under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events. Subject to certain limitations, we have agreed to pay liquidated damages to all holders of our 7 1/4% Convertible Subordinated Notes or common stock into which our 7 1/4% Convertible Subordinated Notes may convert that have requested to sell pursuant to the shelf registration statement if a stop order suspending such registration statement or proceedings therefor have been initiated under the Securities Act of 1933, or if the related prospectus is unavailable for periods in excess of those set forth in the registration rights agreement. We have further agreed, if such unavailability continues for an additional 30 day period, to pay liquidated damages to all such holders, whether or not such holder has requested to sell pursuant to the shelf-registration statement. Liquidated damages will accrue until such time as there are no triggering events which have occurred and are continuing at a rate equal to one half of one percent (0.50%) per annum of the principal amount of our 7 1/4% Convertible Subordinated Notes and will be payable on the interest payment dates for our 7 1/4% Convertible Subordinated Notes to the persons in whose names the relevant securities were registered at the close of business on the immediately preceding regular record dates for our 7 1/4% Convertible Subordinated Notes.

     With respect to each holder, our obligations to pay liquidated damages remains in effect only so long as our 7 1/4% Convertible Subordinated Notes and the common stock issuable upon the conversion of our 7 1/4% Convertible Subordinated Notes held by such holder are "registrable securities" within the meaning of the registration rights agreement. We will pay all expenses of this registration statement and provide each holder that is selling hereunder copies of this prospectus and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the applicable securities.

     Further, in connection with the BuyDirect.com merger, the holders of our common stock issued in connection with the merger have the right to require us to file a registration statement prior to July 16, 1999, with respect to approximately 4,943,767 shares of our common stock to be issued in exchange for BuyDirect.com common and preferred stock. We have the right to delay the filing of any such registration statement until 30 days after completion of this offering as well as under certain other circumstances. In addition, we have undertaken to register 15,504,631 shares of our currently outstanding common stock, either by including such shares on the registration statement filed in connection with the BuyDirect.com merger, or on another registration statement to be filed, in any case, on or about July 16, 1999. We are further obligated to file a registration statement on Form S-8 within 15 days of the closing of the merger to register approximately 281,988 shares of our common stock reserved for issuance upon the exercise of options we are assuming in connection with the merger.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe. The transfer agent's address is 150 Royall Street, Canton, Massachusetts 02021 and telephone number is (781) 575-2000.

                        SHARES ELIGIBLE FOR FUTURE SALES

     Sales of a substantial number of shares of common stock in the public market following the offering made by this prospectus could adversely affect market prices prevailing from time to time. Furthermore, sales of substantial amounts of common stock in the public market after various resale restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon the completion of this offering, 30,496,035 shares of common stock will be outstanding (based on shares outstanding on December 31, 1998, and assuming no exercise of the Underwriters' over-allotment option, no conversion of our 7 1/4% Convertible Subordinated Notes into common stock, no exercise of options or warrants after December 31, 1998 (except for the exercise of certain options to purchase 71,272 shares of our common stock subsequent to December 31,
1998) and excluding approximately 4,943,767 shares of our common stock to be issued to BuyDirect.com stockholders in exchange for their outstanding shares of BuyDirect.com common stock and preferred stock and approximately 281,988 shares of our common stock reserved for issuance upon exercise of options that we have assumed in connection with the BuyDirect.com merger. Of these shares, the 4,000,000 shares sold in this offering will be freely tradeable without restriction under the Securities Act. In addition, the 5,750,000 shares sold in our initial public offering in June 1998 and approximately 121,852 additional shares are freely tradeable without restriction. Further, the 247,531 shares registered on our shelf-registration statement declared effective on March 23, 1999, are freely tradeable.

     The remaining 20,376,652 shares outstanding upon completion of the offering will be "restricted securities" as that term is defined in Rule 144 and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. Of these restricted securities, 3,097,754 are eligible for immediate sale without restriction under Rule 144(k) or Rule 701 and 3,115,769 shares are eligible for immediate sale pursuant to Rule 144 under the Securities Act, subject to compliance with the volume limitations and other restrictions under Rule 144. In connection with this offering, the holders of 14,163,129 shares of common stock (consisting of our directors and officers and all selling stockholders) have entered into lock-up agreements with Credit Suisse First Boston under which they have agreed not to offer, sell or otherwise dispose of any such shares of common stock, any options or warrants to acquire shares of common stock or any securities convertible into shares of common stock (or any shares of common stock issuable upon exercise or conversion of securities) owned by them for a period of 90 days after the date of this prospectus. Credit Suisse First Boston may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements. Credit Suisse First Boston currently has no plans to release any portion of the securities subject to such lock-up agreements. We have agreed that we will not, directly or indirectly, without the prior written consent of Credit Suisse First Boston, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option right or warrant to purchase, or otherwise transfer or dispose of any shares of common stock, or any securities convertible into or exchangeable for common stock, for a period of 90 days from the date of this prospectus, except that we may grant additional options under our 1995 Stock Option Plan or 1998 Stock Option Plan or issue shares of common stock upon exercise of our outstanding options and warrants or upon conversion of our 7 1/4% Convertible Subordinated Notes.

     The holders of approximately 4,943,767 shares of our common stock to be issued in connection with the BuyDirect.com merger have the right to require us to file a registration statement prior to July 16, 1999 with respect to such shares. In addition, we have undertaken to include 15,504,631 shares of our outstanding common stock on such registration statement, or on another registration statement to be filed on or about July 16, 1999. Following effectiveness of such registration statement, or registration statements, as the case may be, 20,608,080 shares of our common stock will be freely tradeable without restriction.

     Further, a shelf-registration statement covering 3,696,276 shares of our common stock, which primarily includes shares of our common stock issuable upon conversion of our 7 1/4% Convertible Subordinated Notes and 358,423 shares of our common stock issuable upon exercise of an outstanding warrant was declared effective on March 23, 1999. All such shares of our common stock registered on such shelf-registration are freely tradable without restriction.

     In August 1998 the Company registered a total of 6,000,000 shares of common stock issuable pursuant to outstanding stock options granted by the Company under our option plans. As of December 31, 1998, options for a total of 4,494,299 of these shares remained outstanding and exercisable in accordance with the vesting schedules respective to each. The shares issued upon exercise of such options shall be eligible for immediate sale upon exercise. In addition, options to purchase 928,728 shares of our common stock, which were issued outside our stock plans, remain outstanding and immediately exercisable. The shares issued upon exercise of such options shall be freely tradeable without restriction upon exercise, pursuant to Rule 701 of the Securities Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" (as defined in Rule 144) for at least one year (including the holding period of any prior owner, except an affiliate) is entitled to sell, within any three month period, a number of shares that does not exceed the greater of (i) one percent of the number of shares of common stock then outstanding or (ii) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume and other limitation or notice provisions of Rule 144. In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of ours who purchases shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of our initial public offering (which was completed in June 1998) in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated April   , 1999, we and the selling stockholders have agreed to
sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, BancBoston Robertson Stephens Inc. and C.E. Unterberg, Towbin are acting as representatives, the following respective numbers of shares of common stock:

                                                                NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ----------
Credit Suisse First Boston Corporation......................   1,176,000
Donaldson, Lufkin & Jenrette Securities Corporation.........   1,176,000
BancBoston Robertson Stephens Inc. .........................     672,000
C.E. Unterberg, Towbin......................................     336,000
BT Alex. Brown Incorporated.................................      80,000
Hambrecht & Quist LLC.......................................      80,000
Invemed Associates, Inc. ...................................      80,000
PaineWebber Incorporated....................................      80,000
Charles Schwab & Co., Inc. .................................      80,000
U.S. Bancorp Piper Jaffray Inc. ............................      80,000
Warburg Dillon Read LLC.....................................      80,000
Wedbush Morgan Securities Inc. .............................      80,000
                                                              ----------
     Total..................................................   4,000,000
                                                              ==========

     The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering, if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase up to 600,000 additional shares of common stock at the offering price, less underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and, to certain selling group members at that price less a concession of $1.16 per share. The underwriters and selling group members may allow a discount of $1.925 per share on sales to other broker/dealers. After the offering, the public offering price and concession and discount to dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay.

                                                                   WITHOUT            WITH
                                                    PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                    ---------   --------------   --------------
Underwriting Discounts and Commissions paid by
  Beyond.com......................................   $1.925       $5,775,000       $6,930,000
Expenses payable by Beyond.com....................   $0.181       $  725,000       $  725,000
Underwriting Discounts and Commissions paid by
  Selling Stockholders............................   $1.925       $1,925,000       $1,925,000

     We and certain of our directors, officers and stockholders have agreed that we and they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to any additional shares of the common stock or securities convertible into or exchangeable or exercisable for any shares of the common stock, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 90 days after the date of this prospectus.

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     Affiliates of C. E. Unterberg, Towbin are stockholders of Beyond.com, and Steven P. Novak, formerly a Director of Beyond.com and stockholder of Beyond.com, is a Managing Director of C. E. Unterberg, Towbin ("Unterberg"). Global Retail Partners, L.P. and its affiliates, each an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") are stockholders of Beyond.com, and Linda Fayne Levinson, formerly a Director of Beyond.com, is a principal of Global Retail Partners, L.P., an affiliate of DLJ and a stockholder of Beyond.com. In March and April of 1998, Global Retail Partners, L.P. and its affiliates acquired an aggregate of 458,106 shares of our common stock. Certain affiliates of Donaldson, Lufkin & Jenrette, Inc. ("DLJ, Inc."), the corporate parent of Donaldson, Lufkin & Jenrette Securities Corporation, have an aggregate economic interest in approximately 43,897 of such shares (the "Affiliated Shares"). The Affiliated Shares are subject to an agreement with the National Association of Securities Dealers that restricts the sale, transfer or hypothecation of such shares until June 17, 1999. In March and April of 1998, certain entities affiliated with Unterberg acquired an aggregate of 264,116 shares of our common stock. Individuals who are affiliates of Unterberg have an aggregate economic interest in approximately 35,064 of such shares (the "Affiliated Stock"). The Affiliated Stock is subject to an agreement with the National Association of Securities Dealers that restricts the sale, transfer or hypothecation of such shares until June 19, 1999.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. In "passive" market making, market makers in the securities who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the securities until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the selling stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts and the selling stockholders named in this prospectus may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17 a copy of which may be obtained from the Company. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Certain legal matters will be passed on for us by our counsel, Morrison & Foerster LLP, Palo Alto, California. As of the date of this prospectus, Richard Scudellari, a partner in that firm, owns 70,000 shares of our common stock and holds options to purchase 10,000 shares of our common stock. Certain legal matters will be passed on for the underwriters by Venture Law Group, A Professional Corporation, Menlo Park, California. An investment partnership affiliated with Venture Law Group owns approximately 41,000 shares of our common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and financial statement schedule as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young's report, given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of BuyDirect.com, Inc. at December 31, 1998 and for the period from March 31, 1998 (inception) to December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of E-Commerce, a division of CNET, Inc., as of December 31, 1997 and March 31, 1998 and for the year ended December 31, 1997 and the three months ended March 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and Seven World Trade Center, 13th Floor, New York, NY 10048. Copies of such material can be obtained from the Public Reference Section of the SEC upon payment of certain fees prescribed by the SEC. The SEC's Web site contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site is http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market and our reports, proxy statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed a Registration Statement on Form S-1 with the SEC under the Securities Act in respect of the common stock offered hereby. This prospectus, which is a part of the registration statement, omits certain information contained in the registration statement as permitted by the SEC's rules and regulations. For further information with respect to Beyond.com and the common stock offered hereby, please reference the registration statement, including its exhibits. Statements herein concerning the contents of any contract or other document filed with the SEC as an exhibit to the registration statement are not necessarily complete and are qualified in all respects by such reference. Copies of the registration statement, including all exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC, or obtained at prescribed rates from the Public Reference Section of the SEC at the address set forth above.

                         INDEX TO FINANCIAL STATEMENTS

                         UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

                                                              PAGE
                                                              ----
Unaudited Pro forma Condensed Combined Statement of
  Operations for the Year Ended December 31, 1998...........   F-3
Unaudited Pro forma Condensed Combined Balance Sheet as of
  December 31, 1998.........................................   F-4
Notes to Unaudited Pro forma Condensed Combined Financial
  Statements................................................   F-5

                      BEYOND.COM CORPORATION

Report of Ernst & Young LLP, Independent Auditors...........   F-6
Consolidated Balance Sheets.................................   F-7
Consolidated Statements of Operations and Comprehensive
  Loss......................................................   F-8
Consolidated Statements of Redeemable Convertible Preferred
  Stock and Stockholders' Equity (Net Capital Deficiency)...   F-9
Consolidated Statements of Cash Flows.......................  F-10
Notes to Consolidated Financial Statements..................  F-11

                       BUYDIRECT.COM, INC.

Report of Independent Accountants...........................  F-24
Consolidated Balance Sheet..................................  F-25
Consolidated Statement of Operations........................  F-26
Consolidated Statement of Stockholders' Deficit.............  F-27
Consolidated Statement of Cash Flows........................  F-28
Notes to Consolidated Financial Statements..................  F-29

               E-COMMERCE, A DIVISION OF CNET, INC.

Report of Independent Accountants...........................  F-40
Balance Sheet...............................................  F-41
Statement of Operations.....................................  F-42
Statement of Division Equity................................  F-43
Statement of Cash Flows.....................................  F-44
Notes to Financial Statements...............................  F-45

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The unaudited pro forma condensed combined financial information for Beyond.com set forth below gives effect to the acquisition of BuyDirect.com. The historical financial information set forth below has been derived from, and is qualified by reference to, the consolidated financial statements of Beyond.com and BuyDirect.com, and should be read in conjunction with those financial statements and the notes thereto included elsewhere herein.

     On March 30, 1999, we completed a transaction whereby one of our wholly-owned subsidiaries merged with and into BuyDirect.com. In connection with the merger we will issue approximately 4,943,767 shares of our common stock to BuyDirect.com stockholders in exchange for BuyDirect.com outstanding common and preferred stock, and reserve for issuance upon exercise of options we assumed in connection with the BuyDirect.com merger approximately 281,988 shares of our common stock. The unaudited pro forma condensed combined statement of operations data for the year ended December 31, 1998 set forth below give effect to the acquisition as if it occurred on January 1, 1998. The unaudited pro forma condensed combined balance sheet as of December 31, 1998 set forth below gives effect to the acquisition of BuyDirect.com as if it occurred on December 31, 1998.

     The BuyDirect.com acquisition will be accounted for using the purchase method of accounting. The Pro Forma Financial Statements have been prepared on the basis of assumptions described herein.

     Beyond.com expects to incur integration costs estimated at $3.5 million, subsequent to the consummation of the acquisition. The Pro Forma Condensed Combined Statements of Operations does not include the costs of integration, as these costs will affect future operations and do not qualify as liabilities in connection with a purchase business combination under EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination."

     The unaudited pro forma condensed combined financial information set forth herein combines the statement of operations of Beyond.com for the year ended December 31, 1998, the E-Commerce, a division of CNET, Inc. (Predecessor Business) ("E-Commerce Division") statement of operations for the three months ended March 31, 1998 and the BuyDirect.com statement of operations for the period from March 31, 1998 (Inception) through December 31, 1998 and reflects certain adjustments, including among others, adjustments to reflect BuyDirect.com product sales and cost of sales as if the amended reseller agreements had been in place for the entire year and the amortization of intangible assets and goodwill acquired and deferred compensation related to assumed options. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes to the financial statements of Beyond.com and BuyDirect.com which are included elsewhere herein. The unaudited pro forma condensed combined financial information set forth below does not purport to represent what the consolidated results of operations or financial condition of Beyond.com would actually have been if the BuyDirect.com acquisition and related transaction had in fact occurred on such date or to project the future consolidated results of operations or financial condition of Beyond.com.

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         E-COMMERCE
                                                          DIVISION
                                                          FOR THE     BUYDIRECT.COM
                                           BEYOND.COM      THREE      FOR THE NINE
                                          FOR THE YEAR     MONTHS        MONTHS
                                             ENDED         ENDED          ENDED
                                          DECEMBER 31,   MARCH 31,    DECEMBER 31,                PRO FORMA
                                              1998          1998          1998        COMBINED   ADJUSTMENTS      TOTAL
                                          ------------   ----------   -------------   --------   -----------   ------------
Net revenues............................    $ 36,650       $ 356         $ 1,829      $38,835     $  2,444(7)  $     41,279
Cost of revenues........................      31,074          --             877       31,951        2,444(7)        34,395
                                            --------       -----         -------      --------    --------     ------------
Gross profit............................       5,576         356             952        6,884           --            6,884
Operating expenses
  Research and development..............       4,201         390           1,456        6,047           --            6,047
  Sales and marketing...................      27,568          54           5,126       32,748           --           32,748
  General and administrative............       4,943         245           1,545        6,733           --            6,733
  Goodwill and deferred compensation
    amortization........................          --          --              --           --       49,086(6)        49,086
                                            --------       -----         -------      --------    --------     ------------
Total operating expenses................      36,712         689           8,127       45,528       49,086           94,614
                                            --------       -----         -------      --------    --------     ------------
Loss from operations....................     (31,136)       (333)         (7,175)     (38,644)     (49,086)         (87,730)
Interest and other income...............       1,356          --               6        1,362           --            1,362
Interest expense........................      (1,293)         --             (77)      (1,370)          --           (1,370)
                                            --------       -----         -------      --------    --------     ------------
Net loss................................     (31,073)       (333)         (7,246)     (38,652)     (49,086)         (87,738)
                                            --------       -----         -------      --------    --------     ------------
Accretion of premium on redemption of
  redeemable convertible preferred stock
  in excess of purchase price...........         (51)         --              --          (51)          --               --
                                            --------       -----         -------      --------    --------     ------------
Net loss applicable to common
  stockholders..........................    $(31,124)      $(333)        $(7,246)     $(38,703)   $(49,086)    $    (87,738)
                                            ========       =====         =======      ========    ========     ============
Basic and diluted net loss per share....    $  (1.65)                                                          $      (3.68)(8)
                                            ========                                                           ============
Weighted average shares of common stock
  outstanding used in computing basic
  and diluted net loss per share........      18,900                                                 4,944           23,844(8)
                                            ========                                              ========     ============
Pro forma basic and diluted net loss per
  share.................................    $  (1.28)                                                          $      (3.00)(8)
                                            ========                                                           ============
Shares used in computing pro forma basic
  and diluted net loss per share........      24,276                                                 4,944           29,220(8)
                                            ========                                              ========     ============

   See accompanying notes to Unaudited Pro Forma Condensed Combined Financial
                                  Information.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                                 PRO FORMA
                                                        BEYOND.COM   BUYDIRECT.COM   COMBINED   ADJUSTMENTS       TOTAL
                                                        ----------   -------------   --------   -----------    ------------
Current assets:
  Cash and cash equivalents...........................   $ 81,548       $  341       $81,889     $     --        $ 81,889
  Accounts receivable, net............................      8,785          131         8,916           --           8,916
  Note receivable from a director.....................        270           --           270           --             270
  Prepaid expenses and other current assets...........      6,201          772         6,973           --           6,973
  Cost of deferred revenue............................      5,255           --         5,255           --           5,255
                                                         --------       ------       --------    --------        --------
         Total current assets.........................    102,059        1,244       103,303           --         103,303
Property and equipment, net...........................      3,150        1,049         4,199           --           4,199
Goodwill and other intangible assets..................      4,695        1,675         6,370      136,791(3)      144,622
                                                                                                    3,500(2)
                                                                                                   (2,039)(10)
                                                         --------       ------       --------    --------        --------
         Total assets.................................   $109,904       $3,968       $113,872    $138,252        $252,124
                                                         ========       ======       ========    ========        ========

                                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................   $ 14,443       $  960       $15,403     $     --        $ 15,403
  Payable to related parties..........................         --        3,804         3,804           --           3,804
  Other accrued liabilities...........................      1,744          462         2,206        3,500(2)        5,706
  Convertible promissory notes and accrued interest...         --        2,039         2,039       (2,039)(10)
  Current obligations under capital leases............         --          209           209           --             209
  Deferred revenue....................................      5,744           --         5,744           --           5,744
                                                         --------       ------       --------    --------        --------
         Total current liabilities....................     21,931        7,474        29,405        1,461          30,866
Non current obligation under capital leases...........         --          106           106           --             106
Promissory note and accrued interest payable to
  related party.......................................         --        5,686         5,686           --           5,686
Convertible notes payable.............................     63,250           --        63,250           --          63,250
Stockholders' equity (net capital deficiency)
  Preferred stock.....................................         --            1             1           (1)(9)          --
  Common stock........................................     69,311           --        69,311      124,768(1)      201,394
                                                                                                    4,590(5)
                                                                                                    2,725(4)
  Deferred compensation...............................     (2,226)        (557)       (2,783)      (4,590)(5)      (6,816)
                                                                                                      557(9)
  Accumulated deficit.................................    (42,362)      (8,742)      (51,104)       8,742(9)      (42,362)
                                                         --------       ------       --------    --------        --------
         Total stockholders' equity (net capital
           deficiency)................................     24,723       (9,298)       15,425      136,791         152,216
                                                         --------       ------       --------    --------        --------
         Total liabilities and stockholders' equity
           (net capital deficiency)...................   $109,904       $3,968       $113,872    $138,252        $252,124
                                                         ========       ======       ========    ========        ========

   See accompanying notes to Unaudited Pro Forma Condensed Combined Financial
                                  Information.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

     Pro forma adjustments for the unaudited pro forma condensed combined balance sheet as of December 31, 1998 and statements of operations for the year ended December 31, 1998 are as follows:

           (1) Represents the issuance of one share of Beyond.com in exchange for the equivalent number of outstanding shares of BuyDirect.com pursuant to the merger agreement, excluding common shares reserved for issuance upon exercise of options assumed, at a per share value of $25.74 (based upon the average of Beyond.com common stock closing prices for the five trading days immediately preceding and following the February 19, 1999 announcement of the merger).

           (2) Represents acquisition costs incurred in conjunction with the merger.

           (3) Reflects the preliminary allocation of the purchase price and the amortization of the cost of intangible assets and goodwill acquired in the BuyDirect.com acquisition. The preliminary allocation has resulted in intangible assets, including marketing agreements, customer base, assembled workforce, technology and covenants not to compete, estimated at approximately $13 million and estimated goodwill of approximately $127 million, which is being amortized over periods of one to three and one half years.

          The total estimated purchase price for the BuyDirect.com acquisition has been allocated on a preliminary basis to assets and liabilities based on management's best estimates of their fair value with the excess costs over the net assets acquired allocated to intangible assets and goodwill. This allocation is subject to change pending a final analysis of the value of the assets acquired and, liabilities assumed, upon closure of the acquisition. The impact of such changes could be material.

           (4) Represents the fair value assigned to assumed vested stock options of BuyDirect.com as part of the total purchase price.

           (5) Represents the deferred compensation assigned to assumed unvested options of BuyDirect.com, which is being amortized over the vesting period of the related options.

           (6) Reflects the amortization of the intangible assets and goodwill and deferred compensation referred to in notes 3 and 5 above.

           (7) Reflects BuyDirect.com and E-Commerce Division product sales and cost of sales on a gross basis as if the amended reseller agreements had been in place for the entire fiscal year. Prior to November 1998, product sales consisted of electronic copies of software sold pursuant to agency agreements. Accordingly, revenues prior to November 1998 include only commissions earned by BuyDirect.com and E-Commerce Division. In November 1998, BuyDirect.com amended its reseller agreements and began recognizing product sales and cost of sales on a gross basis.

           (8) Pro forma net loss reflects the impact of the adjustments above. Basic and diluted net loss per share (pro forma) is computed using the weighted-average number of shares of common stock outstanding after the issuance of Beyond.com Common Stock to acquire the outstanding shares of BuyDirect.com Common Stock. Pro forma basic and diluted net loss per share (pro forma) includes the weighted average shares described above plus it gives effect to the assumed conversion of redeemable convertible preferred stock from the date of issuance through the date of the initial public offering of Beyond.com in 1998. Dilutive options and warrants, and shares related to the convertible notes payable are excluded from the computation during loss periods as their effect is antidilutive.

           (9) Reflects elimination of BuyDirect.com stockholders' equity.

          (10) Reflects the elimination of convertible promissory notes payable which were converted prior to the acquisition and are included in shares issued to BuyDirect.com.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Beyond.com Corporation

     We have audited the accompanying consolidated balance sheets of Beyond.com Corporation as of December 31, 1997 and 1998, and the related consolidated statements of operation and comprehensive loss, redeemable convertible preferred stock and stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beyond.com Corporation at December 31, 1997 and 1998, and the consolidated results of its operation and comprehensive loss and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Jose, California
January 11, 1999

                             BEYOND.COM CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1998
                                                              --------   --------
Current assets:
Cash and cash equivalents...................................  $  2,571   $ 81,548
Accounts receivable, net of allowances of $275 and $878 at
  December 31, 1997 and 1998................................     1,181      8,785
Note receivable from a director.............................        --        270
Prepaid expenses and other current assets...................       516      6,201
Cost of deferred revenue....................................     4,938      5,255
                                                              --------   --------
          Total current assets..............................     9,206    102,059
Property and equipment, net.................................       380      3,150
Other noncurrent assets.....................................        --      4,695
                                                              --------   --------
          Total assets......................................  $  9,586   $109,904
                                                              ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
  (NET CAPITAL DEFICIENCY)
Current liabilities:
  Accounts payable..........................................  $  2,256   $ 14,443
  Other accrued liabilities.................................       270      1,744
  Current obligations under capital leases..................        18         --
  Deferred revenue..........................................     5,569      5,744
                                                              --------   --------
          Total current liabilities.........................     8,113     21,931
Note payable to a shareholder and director..................        60         --
Noncurrent obligations under capital leases.................        39         --
Convertible notes payable...................................        --     63,250
Commitments and contingencies
Redeemable convertible preferred stock, no par value,
  issuable in series:
  Authorized shares -- 10,000,000 in 1997
  Issued and outstanding shares -- 7,022,558 in 1997........    12,565         --
Stockholders' equity (net capital deficiency)
  Preferred stock, no par value: Authorized
     shares -- 15,000,000 in 1998...........................        --         --
  Common stock, no par value:
  Authorized shares -- 30,000,000 in 1997 and 50,000,000 in
     1998
  Issued and outstanding shares -- 9,070,000 in 1997 and
     27,424,763 in 1998.....................................        47     69,311
Deferred compensation.......................................        --     (2,226)
Accumulated deficit.........................................   (11,238)   (42,362)
                                                              --------   --------
          Total stockholders' equity (net capital
           deficiency)......................................   (11,191)    24,723
                                                              --------   --------
          Total liabilities and stockholders' equity (net
           capital deficiency)..............................  $  9,586   $109,904
                                                              ========   ========

                            See accompanying notes.

                             BEYOND.COM CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1996       1997        1998
                                                              -------    -------    --------
Net revenues................................................  $ 5,858    $16,806    $ 36,650
Cost of revenues............................................    5,137     14,873      31,074
                                                              -------    -------    --------
Gross profit................................................      721      1,933       5,576
Operating expenses:
  Research and development..................................      431      1,060       4,201
  Sales and marketing.......................................      704      1,696      27,568
  General and administrative................................      450      1,087       4,943
                                                              -------    -------    --------
          Total operating expenses..........................    1,585      3,843      36,712
                                                              -------    -------    --------
Loss from operations........................................     (864)    (1,910)    (31,136)
Interest and other income...................................       96        173       1,356
Interest expense............................................      (11)        (6)     (1,293)
                                                              -------    -------    --------
Loss from continuing operations.............................     (779)    (1,743)    (31,073)
Loss from discontinued operations...........................     (736)    (3,616)         --
                                                              -------    -------    --------
Net loss and comprehensive net loss.........................   (1,515)    (5,359)    (31,073)
Accretion of premium on redemption of redeemable convertible
  preferred stock in excess of purchase price...............     (101)      (101)        (51)
                                                              -------    -------    --------
Net loss applicable to common stockholders..................  $(1,616)   $(5,460)   $(31,124)
                                                              =======    =======    ========
Basic and diluted net loss per share from continuing
  operations................................................  $ (0.10)   $ (0.21)   $  (1.65)
Basic and diluted net loss per share from discontinued
  operations................................................    (0.08)     (0.40)         --
                                                              -------    -------    --------
Basic and diluted net loss per share........................  $ (0.18)   $ (0.61)   $  (1.65)
                                                              =======    =======    ========
Weighted average shares of common stock outstanding used in
  computing basic and diluted net loss per share............    9,000      9,000      18,900
                                                              =======    =======    ========
Pro forma basic and diluted net loss per share from
  continuing operations.....................................             $ (0.10)   $  (1.28)
Pro forma basic and diluted net loss per share from
  discontinued operations...................................               (0.20)         --
                                                                         -------    --------
Pro forma basic and diluted net loss per share..............             $ (0.30)   $  (1.28)
                                                                         =======    ========
Shares used in computing pro forma basic and diluted net
  loss per share............................................              17,828      24,276
                                                                         =======    ========

                            See accompanying notes.

                             BEYOND.COM CORPORATION

       CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
               AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                       STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                                          -----------------------------------------------------------------------
                                       REDEEMABLE                                                                    TOTAL
                                       CONVERTIBLE                                                               STOCKHOLDERS'
                                     PREFERRED STOCK          COMMON STOCK                                          EQUITY
                                  ---------------------   --------------------     DEFERRED     ACCUMULATED      (NET CAPITAL
                                    SHARES      AMOUNT      SHARES     AMOUNT    COMPENSATION     DEFICIT         DEFICIENCY)
                                  ----------   --------   ----------   -------   ------------   -----------   -------------------
Balance at December 31, 1995....   1,437,500   $    651    9,000,000   $    45                   $  $(838)         $   (793)
Issuance of Series A redeemable
  convertible preferred stock at
  $0.91 per share...............     164,835        150           --        --          --             --                --
Issuance of Series A redeemable
  convertible preferred stock at
  $0.91 per share for the
  conversion of notes payable
  and accrued interest and for
  services received.............     383,185        349           --        --          --             --                --
Issuance of Series B redeemable
  convertible preferred stock at
  $2.70 per share, net..........   2,037,038      5,144           --        --          --             --                --
Accretion of premium on
  redemption of redeemable
  convertible preferred stock in
  excess of purchase price......          --        101           --        --          --           (101)             (101)
Net loss........................          --         --           --        --          --         (1,515)           (1,515)
                                  ----------   --------   ----------   -------     -------       --------          --------
Balance at December 31, 1996....   4,022,558      6,395    9,000,000        45                     (2,454)           (2,409)
Issuance of Series C redeemable
  convertible preferred stock at
  $2.04 per share, net..........   3,000,000      6,069           --        --          --             --                --
Issuance of common stock upon
  exercise of options under
  employee stock option plan....          --         --       70,000         2          --             --                 2
Accretion of premium on
  redemption of redeemable
  convertible preferred stock in
  excess of purchase price......          --        101           --        --          --           (101)             (101)
Spin-off of CyberSource to
  stockholders on December 31,
  1997..........................          --         --           --        --          --         (3,324)           (3,324)
Net loss........................          --         --           --        --          --         (5,359)           (5,359)
                                  ----------   --------   ----------   -------     -------       --------          --------
Balance at December 31, 1997....   7,022,558     12,565    9,070,000        47          --        (11,238)          (11,191)
Issuance of common stock upon
  exercise of options under
  employee stock option plan....          --         --      166,852        28          --             --                28
Issuance of Series D redeemable
  convertible preferred stock at
  $2.60 per share, net..........   1,153,846      2,924           --        --          --             --                --
Accretion of premium on
  redemption of redeemable
  convertible preferred stock in
  excess of purchase price......          --         51           --        --          --            (51)              (51)
Conversion of redeemable
  convertible preferred stock to
  common stock upon the initial
  public offering...............  (8,176,404)   (15,540)  12,198,962    15,540          --             --            15,540
Issuance of warrant to AOL......          --         --           --     1,075          --             --             1,075
Shares issued upon the initial
  public offering, net..........          --         --    5,750,000    46,830          --             --            46,830
Shares issued in a private
  placement.....................          --         --      238,949     2,000                         --             2,000
Deferred compensation resulting
  from the grant of options.....          --         --           --     3,791      (3,791)            --                --
Amortization of deferred
  compensation..................          --         --           --        --       1,565             --             1,565
Net loss and comprehensive net
  loss..........................          --         --           --        --          --        (31,073)          (31,073)
                                  ----------   --------   ----------   -------     -------       --------          --------
Balance at December 31, 1998....          --   $     --   27,424,763   $69,311     $(2,226)      $(42,362)         $ 24,723
                                  ==========   ========   ==========   =======     =======       ========          ========

                            See accompanying notes.

                             BEYOND.COM CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1996       1997        1998
                                                              -------    -------    --------
OPERATING ACTIVITIES
Net loss....................................................  $(1,515)   $(5,359)   $(31,073)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................       19         79       6,613
  Amortization of deferred compensation and other...........       49         --       1,565
  Amortization of debt issuance costs.......................       --         --         113
  Net loss of discontinued operations.......................      736      3,616          --
Changes in assets and liabilities:
  Accounts receivable.......................................     (202)      (750)     (7,604)
  Prepaid expenses and other current assets.................      (50)      (440)    (11,490)
  Cost of deferred revenue..................................     (819)    (4,120)       (317)
  Other noncurrent assets...................................       --         --      (1,068)
  Accounts payable..........................................      345      1,720      12,187
  Other accrued liabilities.................................      (28)       172       1,474
  Deferred revenue..........................................      967      4,602         175
  Cash provided by (used for) discontinued operations.......       (6)       181          --
                                                              -------    -------    --------
Net cash used in operating activities.......................     (504)      (299)    (29,425)
INVESTING ACTIVITIES
Purchases of property and equipment.........................      (16)      (333)     (3,280)
Issuance of note receivable to director.....................       --         --        (270)
Cash used for discontinued operations.......................   (1,292)    (4,611)         --
                                                              -------    -------    --------
Net cash used in investing activities.......................   (1,308)    (4,944)     (3,550)
FINANCING ACTIVITIES
Proceeds from issuance of convertible notes payable.........       --         --      63,250
Payments for debt issuance costs............................       --         --      (2,963)
Repayment of note payable to related party..................       --        (45)        (60)
Repayment of capital leases obligations.....................       --         (3)        (57)
Proceeds from sale of redeemable convertible preferred
  stock, net................................................    5,294      6,069       2,924
Proceeds from sale of common stock, net.....................       --         --      48,830
Proceeds from exercise of stock options.....................       --          2          28
Cash used for discontinued operations.......................       --     (1,946)         --
                                                              -------    -------    --------
Net cash provided by financing activities...................    5,294      4,077     111,952
                                                              -------    -------    --------
Net increase (decrease) in cash and cash equivalents........    3,482     (1,166)     78,977
Cash and cash equivalents at beginning of period............      255      3,737       2,571
                                                              -------    -------    --------
Cash and cash equivalents at end of period..................  $ 3,737    $ 2,571    $ 81,548
                                                              =======    =======    ========
SUPPLEMENTAL SCHEDULES OF CASH FLOW INFORMATION
Interest paid...............................................  $    --    $     6    $     --
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES
Issuance of Series A redeemable convertible preferred stock
  upon conversion of notes payable..........................  $   300    $    --    $     --
Issuance of Warrant to AOL..................................  $    --    $    --    $  1,075
Deferred compensation related to stock option grants........  $    --    $    --    $  3,791
Issuance of common stock upon conversion of preferred
  stock.....................................................  $    --    $    --    $ 15,540

                            See accompanying notes.

                             BEYOND.COM CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Beyond.com Corporation (the "Company") was incorporated in the state of California as CyberSource Corporation on August 12, 1994. In April 1998, the Company changed its name to software.net Corporation. In June 1998, the Company reincorporated in Delaware as software.net Corporation. In December 1998, the Company changed its name to Beyond.com. The Company is engaged in the resale of commercial off-the-shelf software ("Software") via the Internet. On December 31, 1997, the Company distributed capital stock of its wholly owned subsidiary, CyberSource Corporation ("CyberSource"), in the form of a dividend to all existing stockholders of the Company. The accompanying consolidated financial statements have been prepared to reflect CyberSource as a discontinued operation (see Note 2).

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

     The Company's revenues are primarily derived from sales of Software to customers using credit cards, to corporate customers that are invoiced directly under credit terms, to various U.S. government agencies pursuant to contractual arrangements and, to a lesser extent, amounts received from Software publishers for advertising and promotion. Revenue from the sale of Software, net of estimated returns, is recognized upon either shipment of the physical product or delivery of electronic product, at which time, collectibility is probable and the Company has no remaining obligations. Revenue from the sale of Software under contracts with the U.S. government require continuing service, support and performance by the Company, and accordingly, the related revenues and costs are deferred and recognized over the period the service, support and performance are provided. Revenues derived from Software publishers for advertising and promotion are recognized as the services are provided. Costs of deferred revenue relate to Software licenses purchased from Software publishers for sales to U.S. government agencies.

     In May 1997, the Financial Accounting Standards Board approved the American Institute of Certified Public Accountants Statement of Position, "Software Revenue Recognition" (SOP 97-2). SOP 97-2 provides revised and expanded guidance on software revenue recognition and applies to all entities that earn revenue from licensing, selling, or otherwise marketing computer software. SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. The application of SOP 97-2 has not had a material impact on the Company's results of operations.

     During fiscal 1998, the Financial Accounting Standard Board approved the American Institute of Certified Public Accountants Statements of Position, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition" (SOP 98-4) and "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions" (SOP 98-9) which provide revised and expanded guidance with respect to vendor specific objective evidence as defined by SOP 97-2. SOP 98-4 and SOP 98-9 are effective for transactions entered into after March 31, 1998 and fiscal years beginning after March 15, 1999, respectively. The application of SOP 98-4 and SOP 98-9 has not had a material impact on the Company's results of operations.

                             BEYOND.COM CORPORATION

  Research and Development

     Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. In the Company's case, capitalization would begin upon completion of a working model as the Company does not prepare detailed program designs as part of the development process. Through December 31, 1998, there were no significant capitalizable software development costs incurred and, as a result, all such costs have been expensed as incurred.

  Advertising Expense

     The costs of advertising are recorded as an expense when incurred or upon the first showing of the advertisement. Advertising costs for the years ended December 31, 1996, 1997, and 1998 were approximately $98,000, $178,000, and
$8,500,000, respectively. Amounts capitalized for future advertising were none and $515,000, at December 31, 1997 and 1998, respectively.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. As of December 31, 1997 and 1998, cash equivalents consist primarily of investments in money market accounts and cost approximates fair market value. The Company places its cash and cash equivalents in high-quality U.S. financial institutions and, to date, has not experienced losses on any of its investments.

  Concentration of Credit Risk and Other Risks

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivables. The Company operates in one business segment and sells Software and advertising primarily in the United States to consumers, various companies across several industries and certain U.S. government agencies. The Company generally does not require collateral. The Company maintains allowances for credit losses and customer returns, and such losses have been within management's expectations. For each of the years ended December 31, 1997 and 1998, U.S. government agencies, principally the Defense Logistics Agency, accounted for 33% and 29% of revenues, respectively. There were no government customers accounting for greater than 10% of revenues in 1996. As of December 31, 1998, 65% and 12% of accounts receivable was comprised of sales to U.S. government agencies and one corporate customer, respectively.

     The Company's contracts with the U.S. government are subject to annual review and renewal by the applicable government entity, and may be terminated, without cause, at any time.

     The Company's success depends in large part on digital downloading as a method of selling Software over the Internet. If digital downloading does not achieve widespread market acceptance, the Company's results of operations will be materially adversely affected. In addition, there can be no assurance that the Company will overcome the substantial existing and future technical challenges associated with digital downloading reliably and consistently on a long-term basis.

                             BEYOND.COM CORPORATION

  Property and Equipment

     Property and equipment are stated at cost and are depreciated on a straight-line basis over estimated useful lives of three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives. Property and equipment consist of the following (in thousands):

                                                               DECEMBER 31,
                                                              --------------
                                                              1997     1998
                                                              ----    ------
Computer equipment and software.............................  $257    $2,450
Furniture and fixtures......................................   122     1,010
Office equipment............................................    70        77
Leasehold improvements......................................    29       221
                                                              ----    ------
                                                               478     3,758
Less accumulated depreciation and amortization..............   (98)     (608)
                                                              ----    ------
                                                              $380    $3,150
                                                              ====    ======

  Accounting for Stock-Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), and related interpretations in accounting for its employee stock options because, as discussed in Note 8, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. See pro forma disclosures of applying FAS 123 included in
Note 8.

  Net Loss Per Share and Pro forma Net Loss Per Share

     Net loss per share is presented under Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128). FAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods have been presented to conform to FAS 128 requirements. Potentially dilutive securities have been excluded from the computation as their effect is antidilutive.

     Pro forma net loss per share has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of redeemable convertible preferred shares not included above that automatically converted upon completion of the Company's initial offering (using the if-converted method).

                             BEYOND.COM CORPORATION

     Pro forma basic and diluted net loss per share is as follows (in thousands, except per share amounts):

                                                                  YEAR ENDED
                                                                  DECEMBER 31
                                                              -------------------
                                                               1997        1998
                                                              -------    --------
Net loss....................................................  $(5,359)   $(31,073)
                                                              =======    ========
Shares used in computing basic and diluted net loss per
  share.....................................................    9,000      18,900
Adjustments to reflect the effect of the assumed conversion
  of redeemable convertible preferred stock from the date of issuance through the date of the initial public offering
  in 1998...................................................    8,828       5,376
Weighted average shares used in computing pro forma basic
  and diluted net loss per share............................   17,828      24,276
                                                              =======    ========
Pro forma basic and diluted net loss per share..............  $ (0.30)   $  (1.28)
                                                              =======    ========

     If the Company had reported net income, diluted earnings per share would have included the shares used in the computation of pro forma net loss per share as well as an additional approximately 1,577,000, 1,879,000, and 2,965,000 common equivalent shares related to the outstanding options and warrants (determined using the treasury stock method) for the years ended December 31, 1996, 1997 and 1998, respectively, and an additional 3,449,000 shares in 1998 related to the convertible notes payable not included above (using the "if converted" method).

  Income Taxes

     Income taxes are calculated under the provisions of Statement of Financial Accounting
Standards No. 109, "Accounting for Income Taxes" (FAS 109). Under FAS 109, the liability method is used in accounting for income taxes, which includes the effects of temporary differences between financial and taxable amounts of assets and liabilities.

  Segment Information

     The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131) in the fiscal year ended December 31, 1998. FAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. FAS 131 also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The Company's chief decision maker, as defined under FAS 131, is the Chief Executive Officer. To date, the Company has viewed the Company's operations as principally one segment, Software sales. Additionally, the Company derives an immaterial amount of revenue from non-domestic sources. As a result, the financial information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

  Internally Used Software

     In March 1998, the Financial Accounting Standards Board approved American Institute of Certified Public Accountants Statement of Position, "Accounting for Computer Software Developed For or Obtained For Internal-Use" (SOP 98-1). SOP 98-1 provides revised guidance for the accounting treatment for software which is internally developed, acquired, or modified solely to meet the entity's internal needs. SOP 98-1 applies to all non-governmental entities and is effective for all activities in fiscal

                             BEYOND.COM CORPORATION
years beginning after December 15, 1998. The Company does not expect SOP 98-1 to have a material effect on its financial statements or results of operations.

 2. DISCONTINUED OPERATIONS

     On December 31, 1997, the Company and its stockholders approved a transfer of assets and liabilities to its wholly owned subsidiary, CyberSource, and the distribution of CyberSource capital stock, (the "Spin-off"), in the form of a dividend to the Company's existing stockholders, on a pro rata basis such that the stockholders of CyberSource were the same as the stockholders of the Company at the time of the distribution. Revenues of CyberSource were $170,000 and $1,128,000 for the years ended December 31, 1996 and 1997, respectively. The results of operation of the discontinued business have been presented as a loss from discontinued operations.

     The components of net assets at the time of the Spin-off on December 31, 1997 are summarized as follows (in thousands):

Assets:
  Cash and cash equivalents.................................  $2,000
  Accounts receivable.......................................     606
  Prepaid expenses and other assets.........................     118
  Property and equipment....................................   1,152
Less liabilities:
  Accounts payable and accrued liabilities..................     397
  Deferred revenue and other................................     155
                                                              ------
Net assets..................................................  $3,324
                                                              ======

 3. MARKETING AGREEMENTS

     During 1997 and 1998, the Company entered into marketing agreements with America Online, Inc. ("AOL"), Excite, Inc. ("Excite"), Netscape Communications Corporation ("Netscape") and Network Associates, Inc. ("Network Associates").

     The AOL Agreement is for a term of 42 months beginning March 1998, unless earlier terminated, and provides for a marketing relationship between AOL and the Company. Pursuant to this agreement, the Company will be the exclusive provider of electronically delivered Software on certain screens on the AOL Service and aol.com to AOL customers through links to the Company's Web site from various AOL Web pages. During the term, AOL is obligated to deliver a cumulative number of Impressions (as defined in the agreement), with various cumulative targets throughout the duration of the agreement term. If AOL does not provide certain cumulative targeted Impressions, AOL will be required to refund a portion of the fees paid by the Company under this agreement (or under some circumstances, as outlined in this agreement, AOL will have the option to extend the term and deliver the Impressions by the end of that extended term). Upon conclusion of the initial 42 month term, AOL will have the right to renew the agreement for two successive one-year terms.

     The Excite agreement is for a term of 36 months beginning April 1998 pursuant to which the Company will be the exclusive Software reseller on certain screens within certain channels of Excite's Web site.

     The Netscape agreement is for a term of 24 months beginning August 1997, pursuant to which the Company created and manages an online Software store accessible through Netscape's Internet site.

                             BEYOND.COM CORPORATION

     The Company has entered into various contracts with Network Associates in 1997 and 1998. In September 1997, the Company and Network Associates entered into an agreement whereby the Company agreed to electronically distribute Network Associates products. In September 1998, the Company and Network Associates entered into agreements whereby the Company agreed to co-host certain websites with Network Associates and whereby the Company agreed to operate and manage certain aspects of Network Associates' website. Pursuant to these agreements, the Company and Network Associates have developed an interdependent relationship whereby the Company resells Network Associates' products. Furthermore, the Company has significant fixed financial obligations to Network Associates under the Co-Hosting Agreement based on certain exclusivity rights.

     These marketing agreements provide for payments totaling $8,963,000 in 1999, $10,213,000 in 2000 and $1,163,000 in 2001. During 1998, the Company made payments totaling $10,613,000 under these agreements.

     Under these agreements, once the Company has generated a certain cumulative net gross margin from Software sales, the Company will pay specified percentages of the gross transaction margins from all subsequent software sales transactions and a percentage of certain advertising revenues. As of December 31, 1998, none of these net gross margin targets have been achieved.

     The amounts paid under the AOL, Netscape and Network Associates agreements are being amortized to sales and marketing expenses on a straight-line basis over the period from the launch dates to the termination dates of the services. The periods of amortization are March 1998 to August 2001; August 1997 to July 1999; and September 1998 to August 2001 for AOL, Netscape and Network Associates, respectively. The amounts paid under the Excite agreement are being expensed to sales and marketing expenses as the payments become due over the contract term beginning from the launch date of the services. The period of amortization for this agreement is April 1998 to March 2001. The Company has expensed $104,000 and $6,700,000 related to these agreements in 1997 and 1998, respectively. Total amounts capitalized under these agreements at December 31, 1997 and 1998 were none and $4,100,000, respectively.

     The Company also entered into a Common Stock and Warrants Subscription Agreement which provided for the sale of $2,000,000 of common stock to AOL immediately prior to the closing of an initial public offering ("IPO") at the price paid by the Underwriters in the IPO. At the completion of the IPO and the purchase by AOL of the $2,000,000 of common stock, the Company issued a common stock warrant (the "IPO Warrant"). The IPO Warrant vests in increments of 1/36 per month commencing March 1, 1998. The IPO Warrant was issued for the purchase of 358,423 shares of common stock at an exercise price per share of $8.37 and such shares are non-forfeitable.

     The Company has determined the fair value of the IPO Warrant at the time of issuance to be approximately $1,075,000 in total and recorded this amount as additional purchase price for the marketing rights under the marketing agreement. The value of the warrant is being amortized on a consistent basis with the marketing rights as described above. The Company amortized $298,000 of the IPO Warrant value to sales and marketing expense in 1998.

 4. BORROWINGS

     In September 1995, the Company issued notes payable of $300,000. In February 1996, the $300,000 of principal and $11,000 of accrued interest were converted into 341,426 shares of Series A preferred stock at a price of $0.91 per share.

     The Company entered into a credit agreement (the "Credit Agreement") with Deutsche Bank AG ("Deutsche Bank") in May 1998. Pursuant to the Credit Agreement, on May 21, 1998, Deutsche Bank issued a standby letter of credit to the Company in the amount of approximately $600,000 (the "Credit

                             BEYOND.COM CORPORATION

Facility") and loaned the Company approximately an additional $4,200,000 (the "Loan"). The Loan bore interest at a rate equal to the higher of (i) the daily Federal Funds Rate plus 0.5% per annum or (ii) Deutsche Bank daily prime lending rate ("Base Rate"), plus 3.0%, per annum. The Company was also required to pay a standby letter of credit fee equal to a percentage of the face amount of the Credit Facility equal to the Base Rate plus 3% less the LIBOR rate for a three-month loan. In conjunction with the Credit Agreement, the Company also paid Deutsche Bank an upfront fee of $120,000 and credit line fees equal to 7.5% totaling $18,000. All amounts borrowed under this agreement were paid by the Company on November 16, 1998.

 5. CONVERTIBLE NOTES PAYABLE

     In November and December 1998, the Company issued unsecured convertible subordinated notes payable with an aggregate principal amount of $63,250,000. The notes bear an annual interest rate of 7.25% and mature on December 1, 2003. Interest on the notes is payable semi-annually commencing on June 1, 1999. The notes are convertible into common stock at the option of the holder at any time prior to December 2, 2003 at the conversion price of $18.34 per share. As of December 31, 1998, the difference between the carrying value and the fair value of the notes payable was immaterial based upon the minimal change in interest rates from the dates of issuance to fiscal year end. There are no financial covenants associated with the notes payable.

     At any time on or after December 6, 2001 the notes will be redeemable at the option of the Company at the specified redemption price equal to a percentage of the principal amount, plus accrued interest. The Company shall redeem such notes at a price equal to 101.813% of the principal on or before November 30, 2002. Subsequent to this date the notes shall be redeemed at a price equal to 100% of the principal amount of the notes.

 6. OPERATING LEASE COMMITMENTS

     The Company leases or subleases facilities and certain equipment under noncancelable operating leases expiring at various dates through 2003. The Company does not have an option to renew or extend the term of the sublease related to the Company's principal administrative, engineering, marketing and customer service facility which expires in 2003. Rental expense was approximately $101,000, $266,000, and $1,228,000 for the years ended December 31, 1996, 1997, and 1998, respectively.

     Future minimum lease payments under noncancelable operating leases are as follows as of December 31, 1998 (in thousands):

1999.......................................................  $ 2,461
2000.......................................................    2,484
2001.......................................................    2,277
2002.......................................................    2,285
2003.......................................................    1,043
                                                             -------
          Total minimum lease payments.....................  $10,550
                                                             =======

                             BEYOND.COM CORPORATION

 7. REDEEMABLE CONVERTIBLE PREFERRED STOCK

     Redeemable convertible preferred stock at December 31, 1997 is as follows by series:

                                            DESIGNATED     SHARES ISSUED
                                              SHARES      AND OUTSTANDING
                                            ----------    ---------------
A.........................................  1,985,520        1,985,520
B.........................................  2,500,000        2,037,038
C.........................................  3,000,000        3,000,000
D.........................................  1,523,424               --
                                            ---------        ---------
          Total preferred stock...........  9,008,944        7,022,558
                                            =========        =========

     In March and April 1998, the Company sold 1,153,846 shares of Series D redeemable convertible preferred stock at $2.60 per share.

     Each share of preferred stock was convertible at any time at the option of the holder into shares of common stock at the then effective conversion price. Each outstanding share of Series A, B, C, and D redeemable convertible preferred stock was convertible into 2.00, 2.00, 1.00, and 1.00 shares of common stock, respectively, and was subject to adjustment as specified in the Articles of Incorporation. Upon the Company's initial public offering, all outstanding shares of preferred stock converted into 12,198,962 shares of common stock. There have been no dividends declared or payable by the Company.

 8. STOCKHOLDERS' EQUITY

  Common Shares

     The Company is authorized to issue 50,000,000 shares of common stock. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. Subject to the preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, that may be declared by the Board of Directors.

     The Company has reserved shares of common stock for future issuance at December 31, 1998 as follows:

1995 and 1998 Stock Option Plans:
Options outstanding.......................................  4,494,299
Options available for future grant........................    268,849
Options granted outside of the Plan.......................  1,000,000
Outstanding warrants......................................    358,423
                                                            ---------
                                                            6,121,571
                                                            =========

  Stock Option Plans

     The Company's 1995 Stock Option Plan was adopted by the Company on January 5, 1995. There are 3,000,000 shares of common stock authorized for issuance under such plan. On April 4, 1998, the Company's Board of Directors and stockholders adopted the 1998 Stock Option Plan and reserved an aggregate of 2,000,000 shares of Common Stock for grants of stock options under such plan. These plans (collectively "the Plans") provide for the issuance of common stock and granting of options to employees, officers, directors, consultants, independent contractors, and advisors of the Company. The exercise price of a nonqualifying stock option and an incentive stock option shall not be less than 85% and 100%, respectively, of the fair value of the underlying shares on the date of grant. Options granted under the

                             BEYOND.COM CORPORATION

Plans generally vest over four years at the rate of 25% one year from the grant date and ratably every month thereafter.

     In conjunction with the Spin-off of CyberSource on December 31, 1997, employees of the Company maintained their outstanding options to purchase common shares of the Company and were granted additional stock options in CyberSource based on the extent that the employees original options were vested. Employees of CyberSource immediately following the Spin-off maintained their outstanding vested stock options in the Company (although these stock options will now be treated as nonqualified stock options subsequent to the Spin-off) and were granted additional incentive stock options in CyberSource. The exercise prices of the original and additional option grants were adjusted to reflect the allocation of the current fair market value per share price between the Company's and CyberSource's common stock based on an independent valuation of the respective fair market value of such shares of common stock. Options to purchase common shares of the Company held by the CyberSource employees that had not vested as of the date of the Spin-off were canceled. The following table summarizes option activity for the years ended December 31, 1996 and 1997, and 1998, and has been adjusted to retroactively reflect the change in exercise prices of options to purchase common shares of the Company. The adjustments and Spin-off of options resulted in nonstapled options to the employees of each entity and were accounted for and in compliance with the guidelines in Emerging Issues Task Force Issue No. 90-9 and, therefore, no compensation expense has been recorded.

                                                                              OPTIONS OUTSTANDING
                                                                          ---------------------------
                                                                                          WEIGHTED
                                                                                          AVERAGE
                                                                           NUMBER      EXERCISE PRICE
                                                      SHARES AVAILABLE    OF SHARES      PER SHARE
                                                      ----------------    ---------    --------------
Balance at December 31, 1995........................        770,000         530,000        $0.010
  Additional shares reserved........................        700,000              --            --
  Options granted...................................       (618,500)        618,500        $0.052
                                                         ----------       ---------
Balance at December 31, 1996........................        851,500       1,148,500        $0.033
  Options granted...................................       (750,700)        750,700        $0.156
  Options exercised.................................             --         (70,000)       $0.031
  Options canceled..................................        110,000        (110,000)       $0.135
  Cancellation of unvested options held by
     CyberSource employees..........................        702,745        (702,745)       $0.097
                                                         ----------       ---------
Balance at December 31, 1997........................        913,545       1,016,455        $0.068
  Additional shares reserved........................      3,000,000              --            --
  Options granted...................................     (3,868,946)      3,868,946        $5.162
  Options exercised.................................             --        (166,852)       $0.168
  Options canceled..................................        224,250        (224,250)       $5.775
                                                         ----------       ---------
Balance at December 31, 1998........................        268,849       4,494,299        $4.163
                                                         ==========       =========

     In connection with certain stock options granted in March and April 1998, the Company recorded deferred compensation for the estimated difference between the exercise price of the options and the deemed fair value of approximately $3,800,000 which is being amortized over the four year vesting period of the options.

                             BEYOND.COM CORPORATION

     The following table summarizes information about options outstanding as of December 31, 1998:

                                          NUMBER OF                    WEIGHTED         NUMBER OF
                                           OPTIONS        WEIGHTED     AVERAGE           OPTIONS        WEIGHTED
                                      OUTSTANDING AS OF   AVERAGE     REMAINING     EXERCISABLE AS OF   AVERAGE
                                        DECEMBER 31,      EXERCISE   CONTRACTUAL      DECEMBER 31,      EXERCISE
           EXERCISE PRICE                   1998           PRICE     LIFE (YEARS)         1998           PRICE
           --------------             -----------------   --------   ------------   -----------------   --------
$0.004   - $ 1.90...................      1,284,499        $ 0.46        8.05            641,341         $0.04
$ 2.60   - $ 4.00...................      1,241,600        $ 2.61        9.24              5,000         $4.00
$ 4.36   - $ 8.63...................      1,246,800        $ 5.52        9.38                 --         $  --
$ 9.00   - $29.06...................        721,400        $11.09        9.56              1,000         $9.00
                                          ---------                                      -------
$ 0.0042 - $29.06...................      4,494,299        $4.163                        647,341         $0.09
                                          =========                                      =======

     As of December 31, 1996, and 1997, 573,498 and 666,448 options were exercisable at a weighted average exercise price of $0.03 and $0.03, respectively.

  Options Granted Outside of the Stock Option Plans

     On January 5, 1995, the Company granted options outside of the Plans to its Chief Technical Officer to purchase 1,000,000 shares of common stock of the Company at an exercise price of $0.004 per share. None of the options have been exercised as of December 31, 1998. As of December 31, 1998, the remaining life of the options is approximately three years, and all options are exercisable.

  Stock-Based Compensation

     Pro forma information regarding net loss is required by FAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted during the period from January 5, 1995 (date of adoption of the Plan) through December 31, 1995 (1995) and the years ended December 31, 1996, 1997, and 1998 under the fair value method of FAS 123. The fair value for options granted prior to the IPO were estimated at the date of grant using the minimum value method. Options granted subsequent to the IPO were valued using the Black-Scholes model based on the actual stock closing price on the day previous to the date of grant. The following weighted average assumptions were used to calculate the value of the options granted: risk-free interest rate of 5.6%, 6.1% and 5.2% for 1996, 1997, and 1998, respectively, no dividend yield, no volatility factor for 1996 and 1997 and a volatility factor of 1.35 for 1998, of the expected market price of the Company's common stock, and a weighted average expected life of the option of four years for 1996 and 1997 and 5.43 years for 1998.

     The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Had compensation cost for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those Plans calculated using the minimum value method and

                             BEYOND.COM CORPORATION
the Black-Scholes model described above, the Company's net loss and pro forma basic and diluted net loss per share would have been increased to the pro forma amounts indicated below:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                        1996       1997        1998
                                                       -------    -------    --------
Pro forma net loss (in thousands)....................  $(1,515)   $(5,364)   $(32,924)
Pro forma basic and diluted net loss per share.......             $ (0.30)   $  (1.36)

     The weighted average fair value of options granted, which is the value assigned to the options under FAS 123, was $0.04, $0.04 and $6.48 for options granted during 1996, 1997, and 1998 respectively.

     The pro forma impact of options on the net loss for the years ended December 31, 1996, 1997, and 1998 is not representative of the effects on net income (loss) for future years, as future years will include the effects of options vesting as well as the impact of multiple years of stock option grants. The effect of FAS 123 will not be fully reflected until 1999.

 9. RELATED PARTY TRANSACTIONS

     Pursuant to the terms of an agreement entered into in connection with the Spin-off of CyberSource, the Company uses services supplied to the Company by CyberSource on a non-exclusive basis. These services relate to credit card processing, fraud screening, export control, sales tax computation, electronic licensing, hosting of electronic downloads and fulfillment notification. Any discontinuation of such services, or any reduction in performance that requires the Company to replace such services, would be disruptive to the Company's business. The Company also received a non-exclusive license to certain CyberSource Technology. Under the services agreement, the Company is obligated to compensate CyberSource on a basis of services used per order or transaction. The Company recorded expenses of approximately $746,500 related to such services in 1998. As of December 31, 1998, amounts owed to CyberSource were approximately $100,000.

     During the years ended December 31, 1996, 1997, and 1998, legal fees incurred were approximately, $112,000, $304,000, and $1,300,000, respectively, relating to a law firm in which a current director of the Company is a partner. As of December 31, 1997 and 1998, amounts owed to the law firm were approximately $89,000, and $147,000, respectively.

     On March 18, 1998, the Company borrowed $400,000 from CyberSource. The note was repaid in June 1998.

     On April 15, 1998, the Company issued a promissory note to a director and stockholder to whom it loaned an aggregate of $270,000. Interest shall accrue on the outstanding principal at a rate of 6.02% per annum. The note and related accrued interest are due December 17, 1999. This note remains outstanding as of December 31, 1998.

10. LITIGATION AND CONTINGENCIES

     From time to time, the Company may be involved in litigation relating to claims arising out of its ordinary course of business. The Company believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position or results of operations.

     In November 1998, a third party that appears to hold a registered United States trademark for "A Better Way to Buy Software" sent the Company a letter asserting that its use of that phrase up to such time infringed its trademark rights. The Company disputes the validity of this assertion. However, this third party might file a lawsuit against the Company, which could subject the Company to injunctive relief or money damages, or both. In November 1998, another third party, based in Australia, sent the Company

                             BEYOND.COM CORPORATION
a letter asserting that the Company's use of the name "Beyond.com" infringes the trademark and domain name rights of this third party. The Company disputes the validity of this assertion. However, if the asserting party were to be successful with certain of its claims, the Company's ability to use the "Beyond.com" mark, name or domain name could be materially and adversely affected.

11. INCOME TAXES

     No provision for income taxes has been recorded due to operating losses with no current tax benefit.

     As of December 31, 1998, the Company had federal and state net operating loss carryforwards of approximately $37,000,000 and $31,000,000, respectively. The Company also had federal and state research credit carryforwards of approximately $314,000 and $268,000, respectively. The net operating losses and credit carryforwards will expire at various dates beginning in 2002 through 2018, if not utilized. The net operating loss carryforwards differ from the accumulated deficit primarily as a result of the accounting for the Spin-off of CyberSource to the Company's preferred and common stockholders on December 31, 1997.

     Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                   DECEMBER 31,
                                             -------------------------
                                                1997          1998
                                             ----------    -----------
Deferred tax assets:
  Net operating loss carryforwards.........  $2,952,000    $14,507,000
  Research credit carryforwards............      43,000        491,000
  Reserves and accruals....................     151,000        807,000
                                             ----------    -----------
          Total deferred tax assets........   3,146,000     15,805,000
Valuation allowance........................  (3,146,000)   (15,805,000)
                                             ----------    -----------
Net deferred tax assets....................  $       --    $        --
                                             ==========    ===========

     Under Statement of Financial Accounting Standards No. 109, (FAS 109), deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Based upon the weight of available evidence, which includes the Company's historical operating performance, the reported net losses in 1996, 1997, and 1998, and the uncertainties regarding future results of operations of the Company, the Company has provided a full valuation allowance against its net deferred tax assets as it is not more likely than not that the deferred tax assets will be realized. The valuation allowance increased by $2,204,000 during 1997 and increased by $12,659,000 during 1998.

12. EVENT SUBSEQUENT TO DATE OF AUDITOR'S REPORT (UNAUDITED)

     On March 30, 1999, the Company completed a transaction pursuant to which one of its wholly-owned subsidiaries merged with and into BuyDirect.com. Upon the closing of the merger, BuyDirect.com became a wholly-owned subsidiary and the Company will issue or reserve for issuance upon the exercise of options assumed in the acquisition approximately 5.2 million shares of Common Stock to BuyDirect.com stockholders in exchange for the outstanding shares of BuyDirect.com common and/or preferred stock. The transaction will be accounted for using the purchase method of accounting.

     On April 6, 1999, Digital River, Inc. filed a complaint against the Company, claiming that certain of its officers made allegedly false and defamatory statements regarding Digital River's business and interfered with Digital River's business. The complaint seeks temporary and permanent injunctive relief and unspecified damages. The parties are now engaged in discovery and a hearing on the preliminary injunction motion is scheduled for April 21, 1999. The Company intends to defend itself vigorously against Digital River's claims; however, there can be no assurance that an injunction or damages will not be granted against the Company, which could adversely affect the Company's business, financial condition and results of operations.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of BuyDirect.com, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of BuyDirect.com, Inc. and its subsidiary at December 31, 1998 and the results of their operations and their cash flows for the period from March 31, 1998 (Inception) to December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The Company has recently entered into a definitive merger agreement to exchange all of its outstanding capital stock, options and warrants to acquire capital stock of the Company for shares of the acquiring company. These matters are further described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of these matters.

PRICEWATERHOUSECOOPERS LLP

San Francisco, California
March 5, 1999, except as to
the fifth paragraph
of Note 12 which is
as of March 24, 1999

                              BUYDIRECT.COM, INC.

                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1998

                                 ASSETS

Current assets:
  Cash and cash equivalents.................................  $  341,242
  Accounts receivable, net..................................     130,450
  Prepaid expenses and other current assets.................     772,324
                                                              ----------
          Total current assets..............................   1,244,016
Property and equipment, net.................................   1,048,549
Goodwill, net...............................................     473,439
Other assets................................................   1,201,901
                                                              ----------
          Total assets......................................  $3,967,905
                                                              ==========

                 LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
  Accounts payable..........................................  $  960,936
  Payable to related parties................................   3,804,274
  Accrued liabilities.......................................     460,396
  Convertible promissory notes and accrued interest
     payable................................................   2,039,008
  Current obligations under capital leases..................     208,962
                                                              ----------
          Total current liabilities.........................   7,473,576
Promissory note and accrued interest payable to related
  party.....................................................   5,686,103
Capital lease obligations, long-term........................     105,302
                                                              ----------
          Total liabilities.................................  13,264,981
                                                              ----------

Commitments (Notes 4 and 7)

Stockholders' deficit:
  Convertible preferred stock: $0.0001 par value,
     liquidation preference of $2,957,875:
     Series A: 8,100,001 shares authorized, issued and
      outstanding...........................................         810
     Series B: 10,000,000 shares authorized, 2,621,356
      issued and outstanding................................         262
     Series C: 3,000,000 shares authorized, 2,129,631 issued
      and outstanding.......................................         213
  Common Stock: $0.0001 par value; 60,000,000 shares
     authorized; 316,000 shares issued and outstanding......          32
  Additional paid-in capital................................          --
  Accumulated deficit.......................................  (8,741,666)
  Deferred stock compensation...............................    (556,727)
                                                              ----------
          Total stockholders' deficit.......................  (9,297,076)
                                                              ----------
          Total liabilities and stockholders' deficit.......  $3,967,905
                                                              ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                              BUYDIRECT.COM, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
          PERIOD FROM MARCH 31, 1998 (INCEPTION) TO DECEMBER 31, 1998

NET REVENUES (NOTE 2)
  Product...................................................  $ 1,669,084
  Advertising...............................................      159,758
                                                              -----------
          Total net revenues................................    1,828,842
Cost of net revenues........................................      876,973
                                                              -----------
Gross profit................................................      951,869
                                                              -----------

OPERATING EXPENSES

  Sales and marketing.......................................    5,126,221
  Research and development..................................    1,456,283
  General and administrative................................    1,544,948
                                                              -----------
          Total operating expenses..........................    8,127,452
                                                              -----------
Loss from operations........................................   (7,175,583)
Interest expense............................................      (76,927)
Interest and other income...................................        6,213
                                                              -----------
Net loss....................................................  $(7,246,297)
                                                              ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                              BUYDIRECT.COM, INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
          PERIOD FROM MARCH 31, 1998 (INCEPTION) TO DECEMBER 31, 1998

                                    CONVERTIBLE
                                  PREFERRED STOCK       COMMON STOCK     ADDITIONAL      DEFERRED                       TOTAL
                                -------------------   ----------------     PAID-IN        STOCK       ACCUMULATED   STOCKHOLDERS'
                                  SHARES     AMOUNT   SHARES    AMOUNT     CAPITAL     COMPENSATION     DEFICIT        DEFICIT
                                ----------   ------   -------   ------   -----------   ------------   -----------   -------------
Issuance of Series A
  Convertible
  Preferred Stock at $0.073926
    per share to the BD
    Group.....................   8,100,001   $  810        --    $--     $   597,990    $      --     $        --    $   598,800
Contribution by CNET Inc. of
  the CNET E Commerce Division
  in exchange for issuance of
  Series B Convertible
  Preferred Stock and the CNET
  Option (Note 1).............   1,900,000      190        --     --       1,049,730           --              --      1,049,920
Issuance of Series C
  Convertible Preferred Stock
  at $0.826 per share, net for
  cash and conversion of
  convertible promissory notes
  payable.....................   2,129,631      213        --     --       1,750,287           --              --      1,750,500
Series B Convertible Preferred
  anti-dilution adjustment....     721,356       72        --     --             (72)          --              --             --
Exercise of the CNET Option
  Call Provision for
  Promissory Note Payable
  (Note 1)....................          --       --        --     --      (4,129,631)          --      (1,495,369)    (5,625,000)
Exercise of Common Stock
  options.....................          --       --   316,000     32          66,328           --              --         66,360
Deferred stock compensation...          --       --        --     --         665,368     (665,368)             --             --
Stock compensation expense....          --       --        --     --              --      108,641              --        108,641
Net loss......................          --       --        --     --              --           --      (7,246,297)    (7,246,297)
                                ----------   ------   -------    ---     -----------    ---------     -----------    -----------
Balance at December 31,
  1998........................  12,850,988   $1,285   316,000    $32     $        --    $(556,727)    $(8,741,666)   $(9,297,076)
                                ==========   ======   =======    ===     ===========    =========     ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                              BUYDIRECT.COM, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
          PERIOD FROM MARCH 31, 1998 (INCEPTION) TO DECEMBER 31, 1998

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $(7,246,297)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation and amortization..........................      539,445
     Stock compensation expense.............................      108,641
     Accrued interest on the promissory note payable to
      related party.........................................       61,103
     Changes in assets and liabilities:
       Accounts receivable..................................       49,162
       Prepaid expenses and other assets....................   (1,917,837)
       Accounts payable.....................................      945,135
       Payable to related parties...........................    4,126,910
       Accrued liabilities..................................     (160,200)
                                                              -----------
          Net cash used in operating activities.............   (3,493,938)
                                                              -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................     (502,531)
                                                              -----------
          Net cash used in investing activities.............     (502,531)
                                                              -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of Common Stock....................       66,360
  Proceeds from issuance of Preferred Stock.................    1,198,800
  Proceeds from issuance of convertible promissory notes....    3,182,303
  Principal payments on capital lease obligations...........     (109,752)
                                                              -----------
          Net cash provided by financing activities.........    4,337,711
                                                              -----------
Net increase in cash and cash equivalents...................      341,242
Cash and cash equivalents at inception......................           --
                                                              -----------
Cash and cash equivalents at end of year....................  $   341,242
                                                              ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest....................................  $     4,000
                                                              ===========
SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITY:
  Property and equipment acquired under capital leases......  $   424,000
                                                              ===========
  Exchange of the CNET option for promissory note payable...  $ 5,625,000
                                                              ===========
  Conversion of convertible promissory note into Series C
     Preferred Stock........................................  $ 1,150,500
                                                              ===========
  Series B Convertible Preferred Stock anti-dilution
     adjustment.............................................  $        72
                                                              ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                              BUYDIRECT.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        PERIOD FROM MARCH 31, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998

 1. THE COMPANY

  The Company

     BuyDirect.com, Inc., (the "Company") is a web-based reseller of software and computer peripherals. On March 31, 1998, certain employees, management and investors (collectively the "BD Group") and CNET, Inc. ("CNET") agreed to form a limited liability company, BuyDirect.com LLC, into which CNET contributed the E Commerce Division of CNET ("E Commerce Division") in exchange for an ownership interest in the Company. On August 12, 1998, the Company was reorganized into a Delaware corporation. All share and per share data have been retroactively adjusted to reflect the reorganization.

     In connection with the formation of the Company, the BD Group and CNET executed the CNET Equity Agreement, under which the BD Group was required to contribute $598,800 initially and an aggregate of $2 million (the "BD Group Commitment") prior to March 31, 1999 in exchange for an 81% ownership interest. CNET contributed the E Commerce Division in exchange for a 19% ownership interest and an option to purchase an additional 26% ownership interest for $750,000 (the "CNET Option"). The CNET Option included a call provision ("CNET Option Call Provision") whereby the BD Group could acquire up to 22.5% of the 26% ownership interests purchasable under the CNET Option for $5,625,000 from CNET. The CNET Option Call Provision was exercisable through March 31, 2000. The CNET Option Call Provision was exercised by the Company (see below). Under the CNET Equity Agreement, the BD Group Commitment could be met by a qualified private placement of ownership interests in the Company; however, ownership interests issued to satisfy the BD Group Commitment would not decrease CNET's ownership interests (including the CNET Option).

     In connection with the reorganization on August 12, 1998, the BD Group's ownership interests were converted into 8,100,001 shares of Series A Convertible Preferred Stock, CNET's ownership interest was converted into 1,900,000 shares of Series B Convertible Preferred Stock and up to 2,600,000 shares of Series B Convertible Preferred Stock were issuable under the CNET Option. In August 1998, the Company completed the Series C Preferred Stock Offering which, in conjunction with the initial capital contribution by the BD Group, resulted in the satisfaction of the BD Group Commitment. In accordance with the antidilution provisions of the CNET Equity Agreement, which provided that CNET would maintain its 19% ownership interest after completion of the BD Group commitment, CNET received an anti-dilution adjustment (treated as a stock dividend) to increase its Series B Convertible Preferred Stock holdings to 2,621,356 shares and the Company executed the Amended and Restated CNET Option Agreement to increase the number of Series B Convertible Preferred Shares purchasable thereunder to 3,587,402 and the number of shares subject to the CNET Option Call Provision to 3,104,422.

     In October 1998, the Company, with the concurrence of both the BD Group and CNET, exercised the CNET Option Call Provision in exchange for a promissory note payable to CNET for $5,625,000. Following the exercise, there were 482,980 remaining shares of Series B Convertible Preferred Stock purchasable under the CNET Option at December 31, 1998. The exercise has been accounted for as a treasury stock transaction.

  Accounting for the Initial Capitalization of the Company

     The Company has recorded the contribution of the CNET E Commerce Division as a purchase. Accordingly, the fair value of the equity interests issued to CNET, including the CNET Option, which aggregated approximately $1,050,000, was allocated to the fair value of the net assets contribution of approximately $292,000, with the residual amount of $758,000 recorded as goodwill. The E Commerce Division net assets consisted of current assets of (principally accounts receivable) $602,000, computer and other equipment of $334,000 and current liabilities (principally trade accounts payable) of $644,000.

                              BUYDIRECT.COM, INC.

        PERIOD FROM MARCH 31, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998

  Need for Additional Capital and Sale of the Company

     Since inception, the Company has incurred significant operating losses. In addition, the Company has a working capital deficit of approximately $6.2 million and has a total stockholder deficit of approximately $9.3 million at December 31, 1998. On February 19, 1999, the Company executed the Agreement and Plan of Merger ("Merger Agreement") with Beyond.com, Inc. ("Beyond.com"), a publicly traded U.S. company engaged in the resale of commercial off-the-shelf software via the Internet. Under the Merger Agreement, Beyond.com will issue up to approximately 5.4 million shares of its Common Stock, for all of the outstanding stock, stock options and warrants of the Company. The closing of the merger is contingent on a number of conditions. If the merger with Beyond.com is not consummated, the Company will be required to raise additional capital in order to satisfy its obligations and continue as a going concern.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Basis of Presentation

     The financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

  Revenue Recognition

     The Company's revenues are primarily derived from sales of third party software and computer peripherals to customers using credit cards and, to a lesser extent, amounts received for advertising and promotion. Prior to November 1998, the Company's product sales consisted only of electronic copies of software sold pursuant to agency agreements between the Company and independent software developers. Accordingly, revenues for product sales prior to November 1998 include only the commissions earned by the Company on such sales and are net of the wholesale cost charged by the software developers. In November 1998, the Company amended its reseller agreements and began recognizing revenues for product sales on a gross basis, including wholesale cost. Had the Company recognized all of its product sales on a gross basis, revenues and cost of sales for the period from March 31, 1998 (Inception) to December 31, 1998 would have been as follows:

NET REVENUES:
  Product...................................................  $4,113,250
  Advertising...............................................     159,758
                                                              ----------
          Total net revenues................................   4,273,008
  Cost of net revenues......................................   3,321,139
                                                              ----------
  Gross profit..............................................  $  951,869
                                                              ==========

     Revenue from product sales, net of estimated returns, is recognized either upon shipment of the physical product or delivery of the electronic product, at which time collectibility is probable and the

                              BUYDIRECT.COM, INC.

        PERIOD FROM MARCH 31, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998

Company has no remaining obligations. Revenues for advertising and promotion are recognized as the services are provided.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of deposits in money market funds. The Company deposits cash and cash equivalents with high credit quality financial institutions.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. The Company generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or the lease term of the respective assets. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

  Goodwill

     The excess of the fair value of the equity interests received by CNET over the fair value of the net assets contributed at the formation of the Company, of $758,000, was recorded as goodwill and is being amortized over the estimated useful life of two years. Accumulated goodwill amortization at December 31, 1998 totaled approximately $285,000.

  Long-lived Assets

     The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

  Income Taxes

     The Company accounts for income taxes under the liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of the Company's assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development carryforwards. A valuation allowance is provided against deferred tax assets unless it is more likely than not they will be realized.

                              BUYDIRECT.COM, INC.

        PERIOD FROM MARCH 31, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998

  Stock-based Compensation

     The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation ("SFAS No. 123").

  Segment Information

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. In accordance with the provision of SFAS No. 131, the Company has determined that it does not have separately reportable operating segments.

  Recent Accounting Pronouncements

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP No. 98-1 will have a material impact on its consolidated financial statements.

     On April 3, 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities," which requires the costs of start-up activities and organization costs to be expensed as incurred. SOP No. 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. As the Company has not capitalized such costs to date, the Company does not expect the adoption of SOP No. 98-5 to have a material impact on its consolidated financial statements.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivation Instruments and Hedging Activities." The Company is required to adopt SFAS 133 in fiscal 2000. SFAS 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. To date, the Company has not entered into any derivative financial statements or hedging activities.

                              BUYDIRECT.COM, INC.

        PERIOD FROM MARCH 31, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998

 3. BALANCE SHEET COMPONENTS

ACCOUNTS RECEIVABLE, NET:
  Accounts receivable.......................................  $  197,129
  Less: Allowance for doubtful accounts.....................     (66,679)
                                                              ----------
                                                              $  130,450
                                                              ==========
PROPERTY AND EQUIPMENT, NET:
  Computer equipment and software...........................  $1,230,769
  Furniture and fixtures....................................      46,351
  Leasehold improvements....................................      14,640
  Other assets..............................................      12,171
                                                              ----------
                                                               1,303,931
  Less: Accumulated depreciation and amortization...........    (255,382)
                                                              ----------
                                                              $1,048,549
                                                              ==========

     Property and equipment includes $424,000 of computer equipment and internal-use software under capital leases at December 31, 1998. Accumulated amortization of assets under capital leases totaled $35,000 at December 31, 1998. Depreciation expense for the period ended December 31, 1998 was $255,382.

ACCRUED LIABILITIES:
  Payroll and benefits......................................  $368,198
  Other.....................................................    92,198
                                                              --------
                                                              $460,396
                                                              ========

 4. AGREEMENTS WITH RELATED PARTIES

  Agreements with CNET

     The Company entered into the CNET Marketing Agreement on March 31, 1998, pursuant to which CNET was to provide content rights and various online and television promotions in return for guaranteed payments aggregating $5.4 million over the two year term of the agreement. In October 1998, the Company and CNET terminated the agreement and entered into the CNET Promotion Agreement. Pursuant to the termination agreement, the Company is required to pay CNET $1.5 million for unpaid promotion and other services received by the Company prior to termination of the CNET Marketing Agreement. The Company recognized an aggregate of $1.9 million as a sales and marketing expense in connection with the CNET Marketing Agreement during 1998, of which approximately $900,000 was payable at December 31, 1998 and is recorded in the amounts payable to related parties.

     Under the CNET Promotion Agreement, the Company is required to pay up to $6.0 million over the two year term for internet and television promotions and exclusivity rights. Additionally, during the first year the Company is required to pay the greater of $1.25 million or actual per click fees owed for customers delivered to the Company's sites directly from the CNET sites. Per click fees payable after the first year will be based on the actual amount owed. The Company recognized approximately $1.0 million as a sales and marketing expense in 1998 related to the CNET Promotion Agreement, and approximately $1.0 million was payable to CNET at December 31, 1998 and is recorded in the amounts payable to related parties.

                              BUYDIRECT.COM, INC.

        PERIOD FROM MARCH 31, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998

  @Home Co-Branded Site Agreement

     In November 1998, the Company and @Home, Inc ("@Home"), a provider of broadband internet subscription services, entered into the @Home Co-Branded Site Agreement (the "@Home Agreement") pursuant to which the Company became the exclusive software store promoted on the @Home Network. Under the @Home Agreement, the Company is required to make aggregate minimum payments of $4.0 million over the three year term, including a non-refundable prepayment of $1.9 million. The minimum payments may be reduced pursuant to an adjustment factor based on the average annual number of @Home subscribers and may be increased if gross profits earned by the Company on sales to @Home subscribers exceed certain levels. The Company has accrued the prepayment and is amortizing it to marketing expenses over the three-year term of the agreement, of which approximately $100,000 was amortized in 1998. The $1.9 million prepayment is included in amounts payable to related parties.

  @Home Equity Agreement

     The Company has entered into the Series D Convertible Preferred Stock Purchase Agreement (Note 8) with @Home governing the sale of 2,424,242 shares of Series D Convertible Preferred Stock.

 5. INCOME TAXES

     No provision for income taxes was recorded due to the net losses for the period from March 31, 1998 (Inception) to December 31, 1998.

     At December 31, 1998, the Company had deferred tax assets of approximately $2.8 million. Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be realized, such that a full valuation allowance has been recorded. Deferred tax assets relate primarily to net operating loss carryforwards.

     At December 31, 1998, the Company had approximately $6.8 million of federal and state net operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2018 and 2006, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

 6. BORROWINGS

  Promissory Note Payable to Related Party

     Promissory note and accrued interest payable of $5,686,103 at December 31, 1998 consists of amounts payable to CNET pursuant to the Company's exercise of the CNET Option Call Provision (Note 1). The promissory note bears interest at a compounded annual rate of 6.5%. No payments of principal or interests are required until October 31, 2000. Payments thereafter depend on the Company's ability to secure the note with a letter of credit. In the event that the Company is unable to secure the promissory note on October 31, 2000, the note will become due and payable in equal quarterly installments through the fourth anniversary of the note. If a letter of credit is received, the note will be due and payable on October 31, 2002. As of December 31, 1998, the difference between the carrying value and the fair value of the CNET note was immaterial based upon the minimal change in interest rates between October 31 and December 31, 1998.

                              BUYDIRECT.COM, INC.

        PERIOD FROM MARCH 31, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998

  Convertible Promissory Notes Payable

     In July and August 1998, the Company issued convertible promissory notes with aggregate principal of $1,150,500. The notes bore interest at 5.56%, compounded annually. In August 1998, the notes converted into approximately 1,392,600 shares of Series C Convertible Preferred Stock at a price per share equivalent to that paid by the Series C Convertible Preferred Stock investors.

     In November and December 1998, the Company issued convertible promissory notes with aggregate principal of $2,031,803 which, together with accrued interest thereon aggregated $2,039,008 at December 31, 1998. The convertible promissory notes bear interest at 4.33%, compounded annually. In February 1999, the notes converted into 1,279,497 shares of Series D Convertible Preferred Stock at a price per share equivalent to that paid by the Series D Convertible Preferred Stock investor. As of December 31, 1998, the difference between the carrying value and the fair value of the convertible notes payable was immaterial based upon the minimal change in interest rates between the dates of issuance and December 31, 1998.

 7. COMMITMENTS

  Marketing Agreements

     Under the Company's marketing agreements with @Home and CNET, the Company's annual payment commitments total $4.1 million, $2.7 million and $1.8 million in 1999, 2000 and 2001, respectively. Such payments are subject to adjustments as described in Note 4.

  Leases

     The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through 2001. Rent expense for the period from March 31, 1998 (Inception) through December 31, 1998 was $252,000. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

     Future minimum lease payments under noncancelable operating and capital leases are as follows:

                         YEAR ENDED                            CAPITAL     OPERATING
                        DECEMBER 31,                           LEASES       LEASES
                        ------------                          ---------    ---------
  1999......................................................  $ 218,912    $447,830
  2000......................................................    122,365     248,066
  2001......................................................         --      19,002
                                                              ---------    --------
Total minimum lease payments................................    341,277    $714,898
                                                                           ========
Less: Amount representing interest..........................    (27,013)
                                                              ---------
Present value of capital lease obligations..................    314,264
Less: Current portion.......................................   (208,962)
                                                              ---------
Long-term portion of capital lease obligations..............  $ 105,302
                                                              =========

                              BUYDIRECT.COM, INC.

        PERIOD FROM MARCH 31, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998

8. CONVERTIBLE PREFERRED STOCK

     Convertible Preferred Stock at December 31, 1998 consists of the following:

                                                          SHARES
                                                 -------------------------    LIQUIDATION
                    SERIES                       AUTHORIZED    OUTSTANDING      AMOUNT
                    ------                       ----------    -----------    -----------
 A.............................................   8,100,001     8,100,001     $  598,800
 B.............................................  10,000,000     2,621,356        600,000
 C.............................................   3,000,000     2,129,631      1,759,075
                                                 ----------    ----------     ----------
                                                 21,100,001    12,850,988     $2,957,875
                                                 ==========    ==========     ==========

     In November 1998, the Company entered into the Series D Preferred Stock Purchase Agreement with @Home. Under the terms of the agreement, @Home placed $4.0 million in escrow to purchase 2,424,242 shares of Series D Convertible Preferred Stock at $1.65 per share. The closing of the Series D Preferred Stock Purchase Agreement was contingent upon a number of items. On February 8, 1999, the Company issued the shares to @Home and the cash proceeds were released from escrow to the Company.

     The holders of Preferred Stock have various rights and preferences as follows:

  Voting

     Each share of Preferred Stock has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock.

     As long as shares of Series B, C and D Convertible Preferred Stock remain outstanding, the Company must obtain approval from a majority of the holders of Series B, C and D Convertible Preferred Stock in order to alter the articles of incorporation as related to Convertible Preferred Stock, change the authorized number of shares of Convertible Preferred Stock, repurchase any shares of Common Stock other than shares subject to the right of repurchase by the Company, change the authorized number of Directors, authorize a dividend for any class or series other than Convertible Preferred Stock, create a new class of stock or effect a merger, consolidation or sale of assets where the existing shareholders retain less than 50% of the voting stock of the surviving entity.

     As long as shares of Series A Convertible Preferred Stock remain outstanding, the Company must obtain the approval from a majority of the holders of Series A Convertible Preferred Stock to change the rights, preferences, privileges or authorized number of shares of Series A Convertible Preferred Stock.

  Dividends

     Holders of Series A, B, C and D Convertible Preferred Stock are entitled to receive noncumulative dividends at the per annum rate of $0.0007, $0.0229, $0.0826 and $0.165 per share, respectively, when and if declared by the Board of Directors. The holders of Series A, B and C Convertible Preferred Stock will also be entitled to participate in dividends on Common Stock, when and if declared by the Board of Directors, based on the number of shares of Common Stock held on an as-if converted basis. No dividends on Convertible Preferred Stock or Common Stock have been declared by the Board from Inception through December 31, 1998.

  Liquidation

     In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company's Common Stock and Convertible Preferred Stock own less than 51% of the resulting voting power of the surviving entity, the holders of

                              BUYDIRECT.COM, INC.

        PERIOD FROM MARCH 31, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998

Series A, B, C and D Convertible Preferred Stock are entitled to receive an amount of $0.074, $0.229, $0.826 and $1.65 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Common Stock. The remaining assets, if any, shall be distributed to holders of Common Stock and Preferred Stock (assuming conversion into equivalent shares of Common Stock). Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed to the holders of Series A, B, C and D Convertible Preferred Stock pro-rata based on their respective liquidation values.

  Conversion

     Each share of Series A, B, C and D Convertible Preferred Stock is convertible, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. Each share of Series A, B, C and D Convertible Preferred Stock automatically converts into the number of shares of Common Stock into which such shares are convertible at the then effective conversion ratio upon: (1) the closing of a public offering of Common Stock resulting in an implicit post-money market value of the Company of at least $90 million, (2) a merger, sale of substantially all of the assets or other transactions which result in a change in control, or (3) the consent of the holders of the majority of Convertible Preferred Stock. At December 31, 1998, each share of Series A, B, C and D Convertible Preferred Stock was convertible into one share of Common Stock.

     At December 31, 1998, the Company reserved 8,100,001, 3,104,276, and 2,129,631 shares of Common Stock for the conversion of Series A, B and C Convertible Preferred Stock, respectively.

 9. COMMON STOCK

     The Company's Articles of Incorporation, as amended, authorize the Company to issue 60,000,000 shares of $0.0001 par value Common Stock. All of the shares of Common Stock outstanding at December 31, 1998 were issued pursuant to early exercises provisions of stock option agreements. Such shares are subject to a right of repurchase by the Company subject to vesting, which is generally over the original three year period of the option.

10. STOCK OPTION PLANS

     In September 1998, the Company adopted the 1998 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. The Company has reserved 2,309,661 shares of Common Stock for issuance under the Plan.

     Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options are exercisable immediately, subject to repurchase options held by the Company which lapse over the option's original vesting period, and are exercisable for a maximum period of ten years at such times and under such conditions as determined by the Board of Directors. To date, options granted vest 1/3 on each one year anniversary of the vesting commencement date.

                              BUYDIRECT.COM, INC.

        PERIOD FROM MARCH 31, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998

     During 1998, the Company recorded $665,000 of deferred stock compensation for the excess of the deemed fair market value over the exercise price at the date of grant related to certain options granted in 1998. Included in deferred stock compensation at December 31, 1998, was $149,000 for options granted to a consultant which were valued using the Black-Scholes model. The Board of Directors granted the options during September and October 1998. Accordingly, the deemed fair market values of the Company's Common Stock at those dates was estimated based on a comparison to the prices in the Series C and Series D Convertible Preferred Stock Purchase Agreements. Stock compensation expense is being recognized over the option vesting period of three years.

     The following table summarizes activity under the Plan:

                                                               SHARES     PRICE
                                                              --------    -----
Options granted.............................................   888,000    $0.21
Options exercised...........................................  (316,000)    0.21
Options canceled............................................        --       --
                                                              --------
Outstanding at December 31, 1998............................   572,000    $0.21
                                                              ========
Options exercisable at December 31, 1998....................   572,000       --
                                                              ========

     At December 31, 1998, 1,421,661 options remain available for issuance and 316,000 shares of Common Stock acquired pursuant to the early exercise provisions of stock options are subject to repurchase by the Company over the remaining vesting period.

                             OPTIONS OUTSTANDING AT DECEMBER 31, 1998     OPTIONS EXERCISABLE AT
                             -----------------------------------------       DECEMBER 31, 1998
                                               WEIGHTED                   -----------------------
                                               AVERAGE       WEIGHTED                    WEIGHTED
        RANGE OF                              REMAINING       AVERAGE                    AVERAGE
        EXERCISE                NUMBER       CONTRACTUAL     EXERCISE       NUMBER       EXERCISE
          PRICE              OUTSTANDING         LIFE          PRICE      OUTSTANDING     PRICE
        --------             ------------    ------------    ---------    -----------    --------
$0.21....................      572,000        9.75 years       $0.21        572,000       $0.21
                               -------                                      -------
                               572,000                                      572,000
                               =======                                      =======

  Fair Value Disclosures

     Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company's net loss would have been increased by approximately $13,000.

     The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes pricing method with the following assumptions: volatility of 0%; dividend yield at 0%; weighted average expected option term of 10 years; risk free interest rate of 5.6%. The weighted average fair value of options granted during 1998 was $0.82.

11. EMPLOYEE BENEFIT PLANS

     The Company sponsors a 401(k) defined contribution plan covering all employees. Contributions made by the Company are determined annually by the Board of Directors. Employer contributions under this plan amounted to approximately $7,000 for the period from March 31, 1998 (Inception) to December 31, 1998.

                              BUYDIRECT.COM, INC.

        PERIOD FROM MARCH 31, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998

12. SUBSEQUENT EVENTS

  Employee Stock Options

     In February 1999, the Company granted options to purchase an aggregate 620,175 shares of Common Stock for a weighted average exercise price of $0.44.

  Co-Branded Software Site Agreement

     On February 12, 1999, the Company entered into a Co-Branded Software Site Agreement with a provider of broadband Internet subscription services pursuant to which the Company became the exclusive software store promoted on the provider's service. Under the agreement, the Company is required to make aggregate minimum payments of $2.225 million over the three year term, payable in scheduled quarterly installments. The minimum payments may be reduced pursuant to an adjustment factor based on the average annual number of subscribers during each year. Additionally, the minimum annual payments may be increased if gross profits earned by the Company on sales to the provider's customers exceed certain levels.

  Content and Promotion Agreement and Series E Convertible Preferred Stock
Warrant

     On February 19, 1999, the Company entered into a Content and Promotion Agreement with ZD, Inc. pursuant to which the Company will receive certain promotion and advertising and on-line software content for use on the Company's web site. The agreement has a three-year term and requires minimum monthly payments aggregating approximately $9.0 million. The payments may be increased if gross revenues received by the Company exceed certain levels.

     In connection with executing the marketing agreement, the Company issued ZD, Inc. a warrant to purchase 2,005,400 shares of Series E Convertible Preferred Stock for $1.65 per share. The warrant is exercisable immediately and for a term of ten years. The Series E Convertible Preferred Stock ("Series E") has voting, dividend, liquidation and conversion rights identical to those of the Series D Convertible Preferred Stock described in Note 9.

  Promotion and Debt Repayment Agreement

     On March 24, 1999, the Company and CNET entered into the Promotion and Debt Repayment Agreement pursuant to which the note payable to CNET (Note 6) was converted into a commercial promotion agreement whereby CNET will provide certain Internet and television promotion through December 31, 1999 in exchange for payments totaling $6.5 million through such date. At the discretion of the Company and subject to certain conditions, $4.75 million of the amounts payable under the Promotion and Debt Repayment Agreement may be payable in Common Stock.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of CNET, Inc.

     In our opinion, the accompanying balance sheet and the related statements of operations, division equity and of cash flows present fairly, in all material respects, the financial position of E-Commerce, a division of CNET, Inc. at December 31, 1997 and March 31, 1998, and the results of its operations and its cash flows for the year ended December 31, 1997 and for the three months ended March 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

San Francisco, California
March 5, 1999

                      E-COMMERCE, A DIVISION OF CNET, INC.
                             (PREDECESSOR BUSINESS)

                                 BALANCE SHEET

                                     ASSETS

                                                              DECEMBER 31,    MARCH 31,
                                                                  1997          1998
                                                              ------------   -----------
Current assets:
  Cash and cash equivalents.................................  $   165,253    $    22,636
  Accounts receivable, net..................................      141,368        179,612
  Prepaid expenses and other current assets.................       58,262         50,451
                                                              -----------    -----------
          Total current assets..............................      364,883        252,699
Property and equipment, net.................................      342,145        388,527
Other assets................................................       12,077          5,927
                                                              -----------    -----------
          Total assets......................................  $   719,105    $   647,153
                                                              ===========    ===========

                            LIABILITIES AND DIVISION EQUITY
Current liabilities:
  Accounts payable..........................................  $   244,349    $   389,468
  Accrued liabilities.......................................       87,567        255,135
                                                              -----------    -----------
          Total liabilities.................................      331,916        644,603
                                                              -----------    -----------
Commitments (Note 6)
Division equity:
  Advances from CNET........................................    2,672,944      2,621,420
  Accumulated deficit.......................................   (2,285,755)    (2,618,870)
                                                              -----------    -----------
          Total division equity.............................      387,189          2,550
                                                              -----------    -----------
          Total liabilities and division equity.............  $   719,105    $   647,153
                                                              ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                      E-COMMERCE, A DIVISION OF CNET, INC.
                             (PREDECESSOR BUSINESS)

                            STATEMENT OF OPERATIONS

                                                                             THREE MONTHS
                                                               YEAR ENDED       ENDED
                                                              DECEMBER 31,    MARCH 31,
                                                                  1997           1998
                                                              ------------   ------------
Net revenues................................................  $ 1,014,429    $   355,641
                                                              -----------    -----------
Operating expenses
  Sales and marketing.......................................    1,687,962        389,523
  Research and development..................................      109,900         53,667
  General and administrative................................      921,082        245,566
                                                              -----------    -----------
          Total operating expenses..........................    2,718,944        688,756
                                                              -----------    -----------
Net loss....................................................   (1,704,515)      (333,115)
                                                              ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                      E-COMMERCE, A DIVISION OF CNET, INC.
                             (PREDECESSOR BUSINESS)

                          STATEMENT OF DIVISION EQUITY

                                                       ADVANCES     ACCUMULATED         TOTAL
                                                      FROM CNET       DEFICIT      DIVISION EQUITY
                                                      ----------    -----------    ---------------
Balance at January 1, 1997..........................  $1,026,338    $  (581,240)     $   445,098
Net advances from (payments to) CNET................   1,646,606             --        1,646,606
Net loss............................................          --     (1,704,515)      (1,704,515)
                                                      ----------    -----------      -----------
Balance at December 31, 1997........................   2,672,944     (2,285,755)         387,189
Net advances from (payments to) CNET................     (51,524)            --          (51,524)
Net loss............................................          --       (333,115)        (333,115)
                                                      ----------    -----------      -----------
Balance at March 31, 1998...........................  $2,621,420    $(2,618,870)     $     2,550
                                                      ==========    ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                      E-COMMERCE, A DIVISION OF CNET, INC.
                             (PREDECESSOR BUSINESS)

                            STATEMENT OF CASH FLOWS

                                                                              THREE MONTHS
                                                               YEAR ENDED        ENDED
                                                              DECEMBER 31,     MARCH 31,
                                                                  1997            1998
                                                              ------------    ------------
Cash flows from operating activities:
  Net loss..................................................  $(1,704,515)     $(333,115)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation and amortization..........................      186,476         70,585
     Write-off of property and equipment....................      164,733         53,667
     Changes in assets and liabilities:
       Accounts receivable..................................      (97,268)       (38,244)
       Prepaid expenses and other assets....................      (67,941)        13,961
       Accounts payable.....................................      244,349        145,119
       Accrued liabilities..................................      (23,366)       167,568
                                                              -----------      ---------
          Net cash provided by (used in) operating
             activities.....................................   (1,297,532)        79,541
                                                              -----------      ---------
Cash flows from investing activities:
  Purchase of property and equipment........................     (289,083)      (170,634)
                                                              -----------      ---------
          Net cash used in investing activities.............     (289,083)      (170,634)
                                                              -----------      ---------
Cash flows from financing activities:
  Net advances from (payments to) CNET......................    1,646,606        (51,524)
                                                              -----------      ---------
          Net cash provided by (used in) financing
             activities.....................................    1,646,606        (51,524)
                                                              -----------      ---------
Net (decrease)/increase in cash.............................       59,991       (142,617)
Cash and cash equivalents at beginning of the period........      105,262        165,253
                                                              -----------      ---------
Cash and cash equivalents at end of period..................  $   165,253      $  22,636
                                                              ===========      =========

   The accompanying notes are an integral part of these financial statements.

                      E-COMMERCE, A DIVISION OF CNET, INC.
                             (PREDECESSOR BUSINESS)

                         NOTES TO FINANCIAL STATEMENTS

 1. THE DIVISION

     The accompanying financial statements and related notes reflect the carve-out historical results of operations and financial position of the E-Commerce Division ("Division") of CNET, Inc. ("CNET"). The Statement of Operations include all revenues and costs directly attributable to the Division, including costs for facilities, functions and services used by the Division at shared sites and allocations of costs for certain administrative function and services performed by centralized departments within CNET. Costs have been allocated to the Division based on CNET management's estimate of costs attributable to the operations of the electronic commerce business. Such costs are not necessarily indicative of the costs that would have been incurred if the Division had been a separate entity.

     During the periods presented, the Division relied on cash advances and services provided by CNET to support its operations.

     On March 31, 1998, CNET contributed substantially all of the assets and liabilities of the Division to BuyDirect.com, Inc. ("BuyDirect"), a new venture, in exchange for an ownership interest.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

     The Division's revenues are primarily derived from sales of third party software to customers using credit cards and, to a lesser extent, amounts received for advertising and promotion. The Division's product sales consisted of electronic copies of software sold pursuant to agency agreements between the Division and independent software developers. Accordingly, revenues for product sales include only the commissions earned by the Division on such sales and are net of the wholesale cost charged by the software developers. Revenue from product sales, net of estimated returns, is recognized upon delivery of the electronic product, at which time collectibility is probable and the Division has no remaining obligations. Revenues for advertising and promotion are recognized as the services are provided.

  Income Taxes

     The taxable loss of the Division for the year ended December 31, 1997 and for the three months ended March 31, 1998 was included in the CNET consolidated tax returns. Separate tax returns were not prepared or filed for the Division. For all periods presented, deferred income taxes and related tax expenses have been recorded by applying the asset and liability approach to each component of the Division as if it were a separate tax payer. Under this approach, deferred tax assets and liabilities represent the expected future tax consequences of carryforwards and temporary differences between the carrying amounts and the tax basis of assets and liabilities.

                      E-COMMERCE, A DIVISION OF CNET, INC.
                             (PREDECESSOR BUSINESS)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

  Cash and Cash Equivalents

     The Division considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of deposits in money market funds. The Division deposits cash and cash equivalents with high credit quality financial institutions.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Division to a concentration of credit risk consist of cash and accounts receivable. The Division generally requires no collateral from its customers. The Division maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

  Property and Equipment

     Equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or the lease term of the respective assets. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized when assets are retired or otherwise disposed of, the cost and accumulation are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

  Long-lived Assets

     The Division evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

  Stock-based Compensation

     For CNET stock options granted to the Division's employees, the Division accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation ("SFAS No. 123").

  Division Equity

     Division equity includes historical investment and advances from CNET, including net payments to/from CNET, third party, liabilities paid on behalf of the Division by CNET, amounts due to/from CNET for services for allocated charges, and current period net loss of the Division.

                      E-COMMERCE, A DIVISION OF CNET, INC.
                             (PREDECESSOR BUSINESS)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 3. BALANCE SHEET COMPONENTS

                                                              DECEMBER 31,    MARCH 31,
                                                                  1997          1998
                                                              ------------    ---------
ACCOUNTS RECEIVABLE, NET:
  Accounts receivable.......................................    $201,368      $239,612
  Less: Allowance for doubtful accounts.....................     (60,000)      (60,000)
                                                                --------      --------
                                                                $141,368      $179,612
                                                                ========      ========

EQUIPMENT, NET:
  Computer equipment and software...........................    $536,278      $571,278
  Furniture and fixtures....................................       2,196         4,257
  Other assets..............................................          --        79,906
                                                                --------      --------
                                                                 538,474       655,441
  Less: Accumulated depreciation............................    (196,329)     (266,914)
                                                                --------      --------
                                                                $342,145      $388,527
                                                                ========      ========

ACCRUED LIABILITIES:
  Accrued bank charges......................................    $ 60,733      $144,175
  Accrued wages.............................................       7,492        40,675
  Deferred revenue..........................................      12,200        13,014
  Other.....................................................       7,142        57,271
                                                                --------      --------
                                                                $ 87,567      $255,135
                                                                ========      ========

 4. RELATED PARTY TRANSACTIONS; ADVANCES FROM CNET

     The accompany financial statements include costs for accounting, legal and network operations that were provided to the Division by CNET, in addition to allocated costs for facility charges at shared sites, including rent and equipment usage. Costs for accounting, legal and network operations have been incorporated into the monthly management fee paid by the Division to CNET. The costs for facility charges are based on head count. Such allocations are not necessarily indicative of the costs that would have been incurred if the Division had been a separate entity. However, management believes the differences between the allocated costs and cost to obtain such services from an outside third party would be insignificant.

     For the year ended December 31, 1997, allocated charges of $93,408 and $180,000 were included in sales and marketing and general and administrative expenses, respectively. For the three months ended March 31, 1998, allocated charges of $23,400 and $45,000 were included in sales and marketing and general and administrative expenses, respectively.

     Other expenses charged by CNET included in the Statement of Operations represent actual costs incurred by CNET which were directly attributable to the Division. These expenses were primarily payroll and related costs, consulting, commissions, depreciation and technology support. In addition to allocated expenses and management fees, CNET provided cash advances for equipment purchases. Cash received from customers, in excess of operating costs was used to reduce the balance due to CNET.

                      E-COMMERCE, A DIVISION OF CNET, INC.
                             (PREDECESSOR BUSINESS)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     A summary of the activity impacting the net advances from CNET balance for the year ended December 31, 1997 and the three months ended March 31, 1998 is as follows:

                                                                              THREE MONTHS
                                                           YEAR ENDED            ENDED
                                                        DECEMBER 31, 1997    MARCH 31, 1998
                                                        -----------------    --------------
Beginning balance.....................................     $1,026,338          $2,672,944
Allocated charges.....................................        273,408              68,400
Net advances/(payments)...............................      1,373,198            (119,924)
                                                           ----------          ----------
Ending balance........................................     $2,672,944          $2,621,420
                                                           ==========          ==========

     The average balance of the advances from CNET was approximately $1.8 million and $2.6 million for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively.

     No interest has been charged or credited to the Division related to the above transactions.

 5. INCOME TAXES

     The operating results of Division were included in the consolidated tax returns of CNET. The methodology for allocating tax expense to Division is set forth in Note 2.

     No provision for income taxes was recorded due to the net losses for the year ended December 31, 1997 and for the three months ended March 31, 1998.

     The Division had deferred tax assets of $684,158 and $132,694 at December 31, 1997 and March 31, 1998, respectively. Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be realized, such that a full valuation allowance has been recorded. Deferred tax assets related primarily to net operating loss carryforwards which, following the contribution of the Division to BuyDirect, remained with CNET.

 6. COMMITMENTS

  Lease

     The Division leased office space under a noncancelable operating lease with expiration date in 2000. Rent expense of $56,971 and $10,700 was incurred for the year ended December 31, 1997 and for the three months ended March 31, 1998, respectively.

     Future minimum lease payments under the noncancelable operating lease at March 31, 1998 were as follows:

April 1, 1998 through December 31, 1998.....................  $26,672
Year ended December 31, 1999................................   35,563
Year ended December 31, 2000................................   29,636
                                                              -------
Total minimum lease payments................................  $91,871
                                                              =======

 7. STOCK OPTION PLAN

     In 1997, the stockholders of CNET approved the 1997 Stock Option Plan (the "1997 Plan"). The 1997 Plan authorizes grants of options to purchase up to 1,000,000 shares of authorized but unissued CNET common stock. Stock options for the Division's employees were granted with an exercise price equal to the stock's fair market value at the date of grant, had 10-year terms and generally vested and become fully exercisable three years from the date of grant.

                      E-COMMERCE, A DIVISION OF CNET, INC.
                             (PREDECESSOR BUSINESS)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     A summary of the status of the CNET stock options granted to the employees of the Division is presented below:

                                                              WEIGHTED     AVERAGE
                                                               NUMBER      EXERCISE
                                                              OF SHARES     PRICE
                                                              ---------    --------
Balance as of December 31, 1996.............................    54,125      $ 7.42
Granted.....................................................    11,250       25.64
Exercised...................................................    (1,563)       9.54
Cancelled...................................................    (2,062)      10.41
                                                               -------      ------
Balance as of December 31, 1997.............................    61,750       10.58
Granted.....................................................     3,000       28.81
Exercised...................................................   (44,813)       7.54
Cancelled...................................................   (19,937)      20.17
                                                               -------      ------
Balance as of March 31, 1998................................        --      $   --
                                                               =======      ======

     In connection with the formation of BuyDirect.com, Inc. on March 31, 1998, all vested options were exercised and all unvested options were cancelled. As of December 31, 1997, 24,875 options were exercisable and the weighted-average exercise price of those options was $5.71.

     The Division applies Accounting Principles Board (APB) Opinion No. 25 in accounting for the Plan and, accordingly, no compensation cost has been recognized for the for the year ended December 31, 1997 and for the three months ended March 31, 1998. Had the Division determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Division's net loss for the year ended December 31, 1997 and for the three months ended March 31, 1998 would have been increased to $1,811,764 and $399,820, respectively. The weighted-average fair value of options granted in 1997 and 1998 was $20.02 and $17.22, respectively. The fair value of each option grant was estimated on the date of the grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1998, respectively: no dividend yield, expected volatility of 75%, risk-free interest rate of 6%, and an expected life of five years. The effects of applying SFAS No. 123 in this pro forma disclosure is not indicative of the effects on reported results for future years.

 8. EMPLOYEE BENEFIT PLANS

     In 1996, the Division adopted a 401(k) Profit Sharing Plan (the "401(k) Plan") that is intended to qualify under section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan covers substantially all of the Division's employees. Participants may elect to contribute a percentage of their compensation to this plan, up to the statutory maximum amount. The Division may make discretionary contributions to the 401(k) Plan, but have not done so during 1997 and the three months ended March 31, 1998.

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